Exhibit F

Ontario

STRONG ACTION *for* ONTARIO

BUDGET PAPERS

2012 ONTARIO BUDGET

The Honourable
DWIGHT DUNCAN
Minister of Finance

Ontario

STRONG ACTION *for* ONTARIO

2012 ONTARIO BUDGET

BUDGET PAPERS

The Honourable
DWIGHT DUNCAN
Minister of Finance

For general inquiries regarding the 2012 Ontario Budget: Budget Papers, please call:

Toll-free English & French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776

For electronic copies of this document, visit our website at www.ontario.ca/budget

A printed copy of this publication can be ordered:

Online at: www.serviceontario.ca/publications

By phone through the ServiceOntario Contact Centre

Monday to Friday, 8:30 AM to 5:00 PM

416 326-5300

416 325-3408 (TTY)

1 800 668-9938 Toll-free across Canada

1 800 268-7095 TTY Toll-free across Ontario

© Queen’s Printer for Ontario, 2012

ISBN 978-1-4435-9256-7 (Print)

ISBN 978-1-4435-9257-4 (HTML)

ISBN 978-1-4435-9258-1 (PDF)

Ce document est disponible en français sous le titre:

Budget de l’Ontario 2012 – Documents budgétaires

Contents

Foreword	xix

Chapter I: Transforming Public Services

Highlights	3
Introduction	5
Knowledge and Skills	9
World-Class Schools	9
Delivering Full-Day Kindergarten	9
Class Sizes	10
Protecting Gains in Education	10
Labour Framework	10
Underutilized Schools	12
School Board Amalgamations	13
Cost-Effective Student Transportation	13
Cap on Successful Secondary Credits	13
Postsecondary Education and Training	14
Building on Postsecondary Education Achievements	15
Supporting Students and Their Families	16
Modernizing Employment and Training Services	17
Integrating Employment and Training Services	17
Strengthening Apprenticeships	19
Second Career	21
Transforming Health Care	22
Physician Compensation	24
Keeping Ontario Healthy	25
Faster Access and a Stronger Link to Family Health Care	26
Providing the Right Care, at the Right Time, in the Right Place	27

2012 Ontario Budget

Evidence-Based Decisions	29
Funding Reform	29
A Fair and Efficient Drug System	30
Jobs and Prosperity	33
Jobs and Prosperity Council	34
Jobs and Prosperity Fund	35
Reaching Out to Global Markets	36
Solvency Funding Relief for Private-Sector Pension Plans	37
Infrastructure Supporting Jobs and Growth	38
Northern Ontario and the Ring of Fire	42
Strong Children’s and Social Services	43
Ontario Child Benefit	44
Expanding Opportunities in Developmental Services	45
Improving Child Welfare Outcomes	45
Reforming the Youth Justice System	46
Electricity Sector	46
Capping the Ontario Clean Energy Benefit for Large Users	48
The Aboriginal Loan Guarantee Program	49
Supporting Municipalities	50
Ontario Municipal Partnership Fund	51
Service Delivery Efficiencies	52
Gaming Support for Municipalities	52
Provincial Offences Act (POA)	52
Municipal Infrastructure	53
Financial Services and Capital Markets	54
Securities	54
Insurance	55
Auto Insurance Anti-Fraud Task Force	56
Scientific and Evidence-Based Approaches	57
Modern Insurance Regulation	58

Other Actions Across Government to Balance the Budget	60
Government Spending Per Capita	60
Update on Savings of $1.5 Billion Announced in the 2011 Budget	61
If No Action Is Taken	63
A Long-Term Plan for Public-Sector Compensation	69
A Balanced Approach	70
Provincial Compensation Framework	71
Interest Arbitration	74
Public-Sector Pensions	75
Executive Compensation	79
Managing the Size of the Ontario Public Service	81
Comparison of Public Service Staffing Levels	83
Removing Overlap and Duplication	84
Centralizing Collection Functions Across Government	84
Using Digital Imaging to Reduce Paperwork and Improve Efficiencies	85
Enhancing Audit Functions	85
Prison Modernization	86
Collaborative Purchasing in the Broader Public Sector	86
Agency Reduction	86
More Efficient and Effective Delivery Models	87
ServiceOntario	87
Better Outcomes with New Partnerships	89
TVO	90
Realty Transformation Strategy	90
Delegated Administrative Authorities	91
Ministry of Natural Resources Transformation	92
Modernizing the Delivery of Court Services	94

v

2012 Ontario Budget

Civilian Data Entry	94
Unclaimed Intangible Properties	94
Focusing on Core Business	95
Ontario Northland Transportation Commission Divestment	95
Capping Funding for Risk Management Programs	96
Maximizing the Value of Public Assets	97
Optimizing the Liquor Control Board of Ontario Revenue Potential	97
Modernizing the Ontario Lottery and Gaming Corporation	98
Driving Efficiencies in Ontario Power Generation and Hydro One	99
Effective Implementation of Reform	100
Internal Audit	101
Responsible Actions to Increase Revenues	102
Freezing Business Tax Rates	102
Non-Tax Revenues	103

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Highlights	109
Ontario’s Economy	109
Ontario’s Finances	109

Section A: Overview	111

Section B: 2011–12 Interim Fiscal Performance

In-Year Revenue Performance	114
Revenue Changes	117
In-Year Expense Performance	118
Expense Changes	120

Section C: Ontario’s Economic Outlook

Overview	121
Recent Economic Developments	122
The New Economic Reality	127
Global Economic Uncertainty	130
U.S. Economy	132
Oil Prices	135
The Canadian Dollar	136
Financial Markets	137
Outlook for Ontario Economic Growth	139
Long-Term Challenges for Ontario	148
Change in the Economic Outlook	151
Details of the Ontario Economic Outlook	152
Private-Sector Forecasts	153
Comparison to the 2011 Ontario Budget	154

Section D: Ontario’s Revenue Outlook

Risks to the Revenue Outlook	163

Section E: Ontario’s Fiscal Plan

Medium-Term Fiscal Outlook	167
If No Action is Taken	168
Medium-Term Expense Outlook	174
Risks to Expense Outlook	177
Contingent Liabilities	179
Key Changes in the Medium-Term Fiscal Outlook Since the 2011 Budget	179
Plan to Balance the Budget	181
Fiscal Prudence	185

2012 Ontario Budget

Section F: Accountability, Transparency and Financial Management

Accountability	187
Transparency	188
Transparency in Tax Expenditure Reporting	189
Financial Management	191

Section G: Details of Ontario’s Finances

Fiscal Tables and Charts	193
Support from Gaming	203

Chapter III: Federal–Provincial Relations

Highlights	207
Introduction	209
Working Together to Save Taxpayers’ Money	210
Opportunities to Disentangle Public Services	210
Working Together for a Fair Taxation System	213
Potential Federal Impacts on Ontario’s Fiscal Position	213
Building the Economy — Supporting Jobs for Ontario Families	215
Support for Clean Energy and the Ring of Fire	215
Employment Insurance	216
On-Reserve Education	221
Agricultural Support	222
Trade Missions	222
Fiscal Arrangements	223

Chapter IV: Tax and Pension Systems

Highlights	233
Ontario’s Tax System	233
Ontario’s Pension System	233

Section A: Tax

Introduction	235
Corporate Income Tax	236
Freezing the CIT Rate	236
A Competitive Business Tax System	238
Business Education Tax	244
Freezing BET Reductions	247
Mining Sector Review	248
Greater Transparency and Accountability in Tax Expenditures	249
Targeted Business Tax Expenditures	249
Ontario Trillium Benefit	252
Tax Credits Are Being Received Earlier	253
Healthy Homes Renovation Tax Credit	255
Enhancing Revenue Integrity	255
Working Together with the Federal Government	255
Employer Health Tax	257
Tobacco Enforcement	258
Other Federal–Provincial–Territorial Tax Issues	261
Other Administrative Measures	262
More Efficient Tax Administration	262
Complying with Tax Obligations	262
Retail Sales Tax Refunds and Rebates	263

2012 Ontario Budget

Summary of Measures	263
Other Measures and Technical Amendments	264

Section B: Pension Systems

Introduction	267
Public-Sector Defined Benefit Pension Plans	267
Jointly Sponsored Pension Plans (JSPPs)	269
Single-Employer Pension Plans (SEPPs)	271
Improving Efficiencies in Pension Fund Management	272
Strengthening Canada’s Retirement Income System	273
Ontario’s Approach	273
CPP Enhancement	274
Pooled Registered Pension Plans	275
Ongoing Pension Reform	277
Financial-Hardship Unlocking	278
Solvency Funding Relief	279

Chapter V: Borrowing and Debt Management

Highlights	283
Long-Term Public Borrowing	285
Debt	291
Residual Stranded Debt Update	292
Total Debt Composition	294
Debt-to-GDP Ratios	295
Cost of Debt	297
Risk Exposure	298
Consolidated Financial Tables	300

x

List of Tables

Chapter I: Transforming Public Services

Table 1.1	Effect of Changes for Senior ODB Recipients	30
Table 1.2	Examples of ODB Deductibles	31
Table 1.3	Conservation Programs	49
Table 1.4	Provincial Support Continues to Increase as OMPF Is Phased Down	51
Table 1.5	Update to 2011 Budget Savings Strategies, 2011–12 to 2013–14	62
Table 1.6	Impact of Measures on Medium-Term Fiscal Outlook	64
Table 1.7	Impact of Fiscal Actions	66
Table 1.8	Expense Management Measures, 2012–13 to 2014–15	67
Table 1.9	Comparison of Highway 407 ETR and Teranet Transactions	89

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Table 2.1	2012 Budget — Numbers at a Glance	111
Table 2.2	2011–12 In-Year Fiscal Performance	113
Table 2.3	Summary of Revenue Changes Since 2011 Budget	116
Table 2.4	Summary of Expense Changes Since 2011 Budget	119
Table 2.5	2012 Budget — Numbers at a Glance	121
Table 2.6	Ontario Economic Outlook	122
Table 2.7	Outlook for External Factors	138
Table 2.8	Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth	139
Table 2.9	The Ontario Economy, 2010 to 2015	152

2012 Ontario Budget

Table 2.10	Private-Sector Forecasts for Ontario Real GDP Growth	153
Table 2.11	Changes in Key Economic Forecast Assumptions 2011 Budget to 2012 Budget	154
Table 2.12	Summary of Medium-Term Outlook	155
Table 2.13	Personal Income Tax Revenue Outlook	156
Table 2.14	Sales Tax Revenue Outlook	157
Table 2.15	Corporations Tax Revenue Outlook	158
Table 2.16	Summary of Medium-Term Revenue Changes Since the 2011 Budget	161
Table 2.17	Selected Economic and Revenue Risks and Sensitivities	164
Table 2.18	Medium-Term Fiscal Plan and Outlook	167
Table 2.19	Impact of Fiscal Actions	171
Table 2.20	Impact of Measures on Medium-Term Fiscal Outlook	173
Table 2.21	Summary of Medium-Term Expense Outlook	174
Table 2.22	Selected Expense Risks and Sensitivities	178
Table 2.23	Change in Medium-Term Fiscal Outlook Since the 2011 Budget	180
Table 2.24	Ontario’s Recovery Plan	184
Table 2.25	Impact of Change in Presentation of Tax Expenditures	190
Table 2.26	Medium-Term Fiscal Plan and Outlook	193
Table 2.27	Revenue	194
Table 2.28	Total Expense	195
Table 2.29	Other Expense	196
Table 2.30	2012–13 Infrastructure Expenditures	197

Table 2.31	Ten-Year Review of Selected Financial and Economic Statistics	198
Table 2.32	Support for Health Care, Charities, Problem Gambling and Related Programs, Municipalities and Ontario First Nations	203

Chapter IV: Tax and Pension Systems

Table 4.1	Ontario’s Revised Corporate Income Tax Rate Cut Plan	237
Table 4.2	Total Business Tax Relief by Sector — Annual Savings	240
Table 4.3	Examples of Business Education Tax Cuts	245
Table 4.4	2012 Budget Impact Table	263
Table 4.5	Historical and Projected Pension Expense by Plan	268

Chapter V: Borrowing and Debt Management

Table 5.1	2011–12 Borrowing Program: Province and Ontario Electricity Financial Corporation	288
Table 5.2	Medium-Term Borrowing Outlook: Province and Ontario Electricity Financial Corporation	289
Table 5.3	Net Debt and Accumulated Deficit: Interim 2012	300
Table 5.4	Medium-Term Outlook: Net Debt and Accumulated Deficit	302
Table 5.5	Debt Maturity Schedule: Interim 2012	303
Table 5.6	Derivative Portfolio Notional Value: Interim 2012	304

2012 Ontario Budget

List of Charts

Chapter I: Transforming Public Services

Chart 1.1	Ontario’s Plan to Balance the Budget	6
Chart 1.2	Education Funding and Student Enrolment	12
Chart 1.3	Average Tuition Fees as Reduced by the 30% Off Ontario Tuition Grant	16
Chart 1.4	Total Active Apprentices by Year	19
Chart 1.5	Second Career Participants by Year	21
Chart 1.6	Payments to Physicians	25
Chart 1.7	Total Infrastructure Investment	38
Chart 1.8	Ongoing Support to Municipalities Has Increased from $1 Billion in 2003 to $3.2 Billion in 2012	50
Chart 1.9	Auto Insurance Rates Held Below Inflation Since 2003	56
Chart 1.10	Ontario Is Projected to Have the Lowest Program Spending Per Capita in 2011–12	60
Chart 1.11	Fiscal Gap If No Action Is Taken	63
Chart 1.12	For Every Dollar in New Revenues Over the Next Three Years, the Plan Includes Four Dollars of Expense Measures	65
Chart 1.13	Ontario Public Service Staffing Levels	81
Chart 1.14	Provincial Public Service Employment	83

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Chart 2.1	Contributions to Real Growth in the Economy in 2011	123
Chart 2.2	Job Recovery in Ontario	124
Chart 2.3	Ontario Job Recovery Stronger Than U.S. States	125
Chart 2.4	Ontario Recovered More Jobs Than Other Provinces	126
Chart 2.5	High Canadian Dollar and Oil Prices Are a Challenge	128
Chart 2.6	Ontario Exports Shifting to New Markets	129
Chart 2.7	Global Economic Growth Outlook Has Weakened	130
Chart 2.8	Euro-Zone Economy Expected to Decline This Year	131
Chart 2.9	Strengthening U.S. Recovery	133
Chart 2.10	U.S. Light Motor Vehicle Sales Continue to Grow	134
Chart 2.11	Oil Prices to Remain High	135
Chart 2.12	Canadian Dollar to Remain Close to Parity	136
Chart 2.13	Interest Rates to Rise Gradually	137
Chart 2.14	Forecast for Sustained and Better Balanced Growth	140
Chart 2.15	Continued Economic Growth Expected	141
Chart 2.16	Employment Will Continue to Increase	142
Chart 2.17	Lower Unemployment Rate	143
Chart 2.18	Sustained Increases in Household Spending	144
Chart 2.19	Sustained Gains in Business Machinery and Equipment Spending	145
Chart 2.20	Housing in Ontario to Remain Affordable	147
Chart 2.21	Labour Force Growth Will Slow	148

2012 Ontario Budget

Chart 2.22	Slowing Productivity Growth	149
Chart 2.23	Private-Sector Economic Forecasts Have Eased	151
Chart 2.24	Fiscal Gap If No Action Is Taken	169
Chart 2.25	Ontario’s Plan to Balance the Budget	182
Chart 2.26	Composition of Revenue, 2012–13	200
Chart 2.27	Composition of Total Expense, 2012–13	201
Chart 2.28	Composition of Program Expense, 2012–13	202

Chapter III: Federal–Provincial Relations

Chart 3.1	Ontario’s EI Coverage Rate Lower than Average of the Other Nine Provinces for 35 Years	217
Chart 3.2	EI Training Allocation per Unemployed by Province in 2011–12	218
Chart 3.3	Ontarians’ Net Contribution to the EI program	219
Chart 3.4	Net Contribution to Equalization in 2012–13	225
Chart 3.5	Ontario’s Fiscal Capacity Is Fifth in 2012–13 But Federal Transfers Drop Ontario to Ninth	226

Chapter IV: Tax and Pension Systems

Chart 4.1	CIT Rates in Canada	238
Chart 4.2	Ontario’s Internationally Competitive CIT Rate	239
Chart 4.3	Tax Savings for a Telecommunications Provider	241
Chart 4.4	Tax Savings for a Manufacturer	242
Chart 4.5	Cutting Ontario’s Marginal Effective Tax Rate on New Business Investment in Half	243
Chart 4.6	Education Property Taxes as a Per Cent of Education Expenditures	247
Chart 4.7	Business R&D Spending as a Percentage of GDP	250

Chapter V: Borrowing and Debt Management

Chart 5.1	2011–12 Borrowing — Canadian-dollar Market	286
Chart 5.2	2011–12 Borrowing — International Markets	287
Chart 5.3	Residual Stranded Debt and OEFC Unfunded Liability Since April 1, 1999	293
Chart 5.4	Total Debt Composition	294
Chart 5.5	Net Debt-to-GDP	295
Chart 5.6	Accumulated Deficit-to-GDP	296
Chart 5.7	Effective Interest Rate (Weighted Average) on Total Debt	297
Chart 5.8	Net Interest Rate Resetting Exposure	298
Chart 5.9	Foreign Exchange Exposure	299

2012 Ontario Budget

Foreword

Foreword

The McGuinty government is taking strong action for a stronger Ontario.

Right now, the single most important step the Ontario government can take to grow the economy is to balance the budget.

By maintaining a low rate of growth in spending and building on a record of overachieving the deficit targets laid out in the 2010 and 2011 Budgets, the McGuinty government will balance the budget by 2017–18. A balanced budget will make the economy stronger and better able to create jobs while keeping schools and hospitals strong.

Keeping Schools and Hospitals Strong

Between 2003 and 2008, Ontarians worked together to improve key public services, especially education and health care, and rebuilt the province’s infrastructure, which previous governments had allowed to deteriorate. These efforts were supported by stable economic growth. During this period, the Province eliminated the hidden deficit left by the previous government and balanced three consecutive budgets between 2005 and 2007.

In September 2008, the global economy entered into a sharp, sudden recession that created new challenges for Ontarians. The achievements Ontarians had accomplished together to improve key public services helped protect families from some of the effects of the global recession. In addition, the government, like other governments in Canada and around the world, injected substantial stimulus into the economy. The McGuinty government helped create jobs in the clean energy economy and preserve jobs in auto and other key manufacturing sectors, while protecting the gains made in education and health care.

2012 Ontario Budget

The global economy is recovering, and Ontario’s economy is growing stronger. Just as Ontario took action to help families through the recession, the Province must now take strong action to grow the economy and continue to support needed job creation. The McGuinty government’s five-year plan will result in a balanced budget by 2017–18. By choosing strong action today, Ontario will avoid a future of even larger deficits and painful choices imposed by forces outside its control. The Province spends more money on interest each year than on colleges and universities. As interest rates increase, so will those payments, taking precious resources away from education and health care.

The McGuinty government is maintaining its strong commitment to education and health care. Ontario’s edge in the global economy is its highly skilled and educated workforce. According to McKinsey and Company, Ontario’s schools are now the best in the English-speaking world. The actions outlined in the 2012 Budget are necessary to balance the budget and protect the gains Ontarians have made. The McGuinty government’s plan to build the best-educated workforce includes:

•	fully implementing full-day kindergarten by 2014 to give the youngest learners the best start;

•	keeping a cap on class sizes in the early grades;

•	maintaining the 30% Off Ontario Tuition grant for families; and

•	integrating employment and training programs to make them more responsive to today’s job market.

Reforms to health care are enhancing community-based care and will help keep growth in spending to an average of 2.1 per cent annually over the next three years. The government will also income-test seniors who receive prescription medicine through the Ontario Drug Benefit so that only the five per cent of seniors with the highest incomes pay more for their prescription medicine.

Foreword

Protecting Results and Public Services

Compensation costs account for the majority of program spending. The McGuinty government respects and supports the collective bargaining process and remains committed to good-faith negotiation and consultation.

The government is facilitating negotiations and discussions with school boards and unions. Through this process, and through direct negotiations with other public servants, the government must achieve agreements that support the shared objectives of a balanced budget and protect the important gains in education and health care. For teachers, the proposed labour framework includes a two-year wage freeze, no incremental increases on the salary grid for two years, and an end to a sick-leave plan that allows some to get a partial payment for up to 200 unused sick days upon retirement. The government will pursue a very similar mandate with its other public-sector partners. It has begun discussions with doctors in connection with the fee schedule for insured services and other issues. The goal is to make health care even more centred on patients and to ensure that we get even better value for money for health care dollars, while maintaining total physician compensation at current levels.

Where collective agreements cannot be negotiated that are consistent with the fiscal plan, the shared objective of protecting education and health care, and the plan to balance the budget, the government will consider all options to meet its fiscal goals, including intervention through legislation or other means.

Ontario needs interest arbitration that is transparent, accountable and efficient. The McGuinty government will propose legislation that would require written submissions by both parties in arbitration and would require written rationales by the arbitrator when requested by either party. The government will also seek input from employers with automatic access to arbitration about which additional tools may be required to deliver public services within their funding envelopes.

2012 Ontario Budget

Public-sector pensions are one of the fastest-growing expenses in Ontario’s budget. The government is taking action to make public-sector pensions more affordable for taxpayers and sustainable for pension plan members by proposing to limit additional contributions while asking employees to share pension costs equally with their employers. The McGuinty government is asking public-sector workers to put their pensions on a sustainable footing by reducing future benefits before asking for additional contributions from taxpayers. These changes are required to put the plans on a sustainable path for future retirees — and they would only affect future benefits, not existing retirees or pension credits already earned.

Balancing the Budget

The 2012 Budget includes strong action to balance the budget and to maintain gains made in education and health care. For every dollar in new revenues, the plan includes four dollars of expense measures.

Over three years, the plan, if passed, would include:

•	$17.7 billion of savings and actions to contain cost increases; and $4.4 billion of revenue-raising measures.

The plan includes many elements that, if passed, would help balance the budget:

•	extending the pay freeze for MPPs by a further two years — for a total of five years;

•	delaying and cancelling infrastructure projects to reduce borrowing by over $3 billion;

•

capping the Ontario Clean Energy Benefit at 3,000 kWh per month, which allows virtually all families to continue receiving the 10 per cent discount on electricity and creates over $500 million in savings; and

•	freezing planned tax reductions to Corporate Income Tax and Business Education Tax.

Foreword

Transforming the Delivery of Public Services

The McGuinty government is focusing more than ever on the services that are most important to Ontario families — and that means education and health care receive moderate increases in funding, while lesser priorities get less funding. These thoughtful choices will ensure that Ontario families are receiving the best possible service and the highest value for tax dollars.

The 2012 Budget presents a strong plan to move forward and transform public services — to change the way they are delivered to give Ontario families better value for money and better results. The plan rejects tax increases. It does not include across-the-board cuts to public services, which hurt families and do not yield long-term success. Some examples announced in this Budget include:

•	streamlining business support programs to create the Jobs and Prosperity Fund. This move will produce administrative savings of at least 25 per cent and overall savings of $250 million in 2014–15;

•	using office space more efficiently to reduce the government’s real estate footprint by about one million square feet;

•	divesting or closing down some parts of the Ontario Northland Transportation Commission, avoiding costs of approximately $250 million over three years; and

•	pursuing a public–private partnership for ServiceOntario to improve service while lowering costs.

2012 Ontario Budget

Beating Fiscal Targets

Ontario’s economy is growing stronger. In 2011, over 121,000 net new jobs were created in Ontario — virtually all of them full-time. The economy is projected to grow at 1.7 per cent in 2012, 2.2 per cent in 2013 and 2.4 per cent in 2014.

Ontario’s deficit reduction plan is ahead of schedule. For the third year in a row, deficit forecasts have been beaten. The government’s five-year plan keeps Ontario on track to balance the budget by 2017–18.

The deficit for 2011–12 is now projected to be $15.3 billion, which is a $1 billion improvement from the deficit forecast in the 2011 Budget. This forecast is based on year-over-year program expense growth of 2.5 per cent. For 2012–13, the deficit is projected to be $15.2 billion, consistent with the plan to balance the budget laid out in the 2011 Budget.

The 2012 Budget is the next step in the McGuinty government’s plan to balance the budget. It presents strong action for Ontario. It is fair, reasonable and balanced. Deficit elimination is not an end in itself — it is a means to an end: ensuring that Ontario families continue to receive the best value through the best education and health care in the world and a strong economy that creates jobs.

Chapter I: Transforming Public Services

Highlights

Knowledge and Skills

☒	Fully implementing full-day kindergarten by September 2014 and maintaining small class sizes will preserve the progress made over the past eight years and ensure Ontario continues to have world-class schools.

☒	The government will continue the 30% Off Ontario Tuition grant, provided the Budget is approved by the legislature.

☒	Employment and training services will be further integrated and coordinated, and new measures will help apprentices complete their training.

Transforming Health Care

☒	Health care will be transformed to reduce the rate of growth of spending to an average of 2.1 per cent annually over the next three years.

☒	To improve the fairness of the Ontario Drug Benefit program, seniors with incomes over $100,000 — about five per cent of seniors — will pay a larger share of their prescription drug costs.

Jobs and Prosperity

☒	The new Jobs and Prosperity Fund will consolidate many business support programs and focus on supporting productivity growth and job creation.

☒	Proposed mine developments currently under consideration in the Ring of Fire are expected to create more than 1,500 permanent jobs.

2012 Ontario Budget

Other Actions Across Government to Balance the Budget

☒	Over the next three years, there are four dollars of expense measures being taken for each dollar of revenue measures.

☒	Program spending will be reduced by a cumulative $17.7 billion over the next three years compared to what it would have otherwise been — ensuring that annual average growth in program spending is held to 1.0 per cent between 2011–12 and 2014–15.

☒	The government’s plan to balance the budget proposes:

•	strong action to manage current and future compensation costs;

•	legislation that would, if passed, make arbitration more transparent, accountable and efficient;

•	measures to make public-sector pensions more affordable for taxpayers and sustainable for pension plan members;

•

measures that would extend the pay freeze for executives at hospitals, colleges, universities, school boards and agencies for another two years, meaning their pay will have been frozen for four years; and

•	to freeze MPPs’ pay for another two years, bringing the total length of the pay freeze to five years.

☒	The size of the Ontario Public Service will be further reduced by nearly 1,000 full-time equivalent (FTE) staff, towards the government’s commitment of a 1,500 FTE reduction, while ensuring that essential front-line core services are not compromised.

☒	Responsible actions to increase revenues that would freeze the Corporate Income Tax rate and Business Education Tax rate reductions.

☒	The Province has carefully reviewed its capital plan and found savings that will result in reduced borrowing of more than $3 billion over six years.

Chapter I: Transforming Public Services

Introduction

In its first five years in office, the McGuinty government worked with Ontarians to improve the province’s schools, hospitals, roads, bridges and other key public services after years of neglect. These investments led to improved literacy and numeracy test scores, higher graduation rates, smaller class sizes, and shorter wait times for surgeries and other medical procedures. The government also eliminated the $5.5 billion deficit it inherited.

When the global recession hit, the McGuinty government chose to lessen the impact on Ontarians, through stimulus investments, boosting job training for laid-off workers and lowering income taxes for nine out of 10 Ontario taxpayers. During the global economic downturn, the government protected the gains made in education and health care.

The government also moved to make Ontario more competitive by modernizing the tax system, introducing full-day kindergarten for the youngest learners and providing support for an increasing number of students in colleges and universities.

Ontario’s economy is now growing in the wake of the global recession, but the Province is facing new economic and fiscal challenges. The economy is growing at a slower pace than projected in the 2011 Budget and the Province has a substantial deficit. As the government indicated in the 2011 Budget, balancing the budget by 2017–18 will require significantly reduced rates of growth in program spending. Now is the time to begin a new five-year plan to balance the provincial budget.

2012 Ontario Budget

In February 2012, both the Conference Board of Canada and the Commission on the Reform of Ontario’s Public Services released projections suggesting that if no action were taken to control growth in provincial expense, Ontario’s deficit would continue to grow. The Conference Board report1 estimated that in 2017–18 Ontario’s deficit could be $16 billion. Using similar assumptions about continuing trends, the Commission estimated that the deficit could be as high as $30 billion if no action were taken to control spending.2 Regardless of the difference in projections, it is clear that Ontario is facing a serious deficit problem and that strong action must be taken to address it.

[1]	Kip Beckman, Glen Hodgson and Matthew Stewart, “Ontario’s Economic and Fiscal Prospects: Challenging Times Ahead,” Conference Board of Canada, 2012.
[2]	Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, 2012.

Chapter I: Transforming Public Services

Ontario governments of all political stripes have run significant deficits and have added to the accumulated debt. In fact, since 1990, four governments formed by three parties have done so. Governments have accumulated debt because they could rely on economic growth to keep the debt-to-GDP ratio sustainable.

Given the worldwide recession and the ensuing uncertainty in the global economy, Ontario can no longer rely on economic growth alone to balance the budget. The challenges facing many European countries, where interest rates remain at unsustainable levels and are putting new pressures and stresses on both governments and people, demonstrate the consequences of not addressing deficits and debts soon enough.

The status quo is not an option. If action is not taken, the deficit will increase, which would hurt Ontario’s ability to continue focusing on its priorities: education, health care and smart, strategic investments to spur job creation. Escalating deficits would also impair the Province’s ability to set and control its future priorities, choices and actions.

By focusing on balancing the budget, the government will stabilize, and then reduce, its debt-to-GDP ratio, which has increased significantly over the past two decades. The annual cost of servicing the debt is approximately $10 billion, the third-largest expense carried by taxpayers and one of the fastest-growing expenditures. The Province spends more on interest each year than on colleges and universities. Interest rates are extremely low, which has enabled the government to manage those costs. Yet, as interest rates increase, as they are expected to, so will those payments, taking precious resources away from education and health care. For every one per cent increase in interest rates, the cost to service the debt increases by approximately $467 million in the first year of the increase. If no action is taken to balance the budget, Ontario would pay almost as much to service the debt in 2017–18 as it spends on education today.

2012 Ontario Budget

In the 2011 Budget, the McGuinty government committed to reforming public services. It found savings across government through operational efficiencies and consolidation; streamlining programs; and further efficiencies in the health care system. In 2011–12, Ontario’s per capita program spending is projected to be $8,560, which is the lowest among the provinces and 11 per cent below the average program spending across the other nine provincial governments. The McGuinty government is well positioned to implement change, given its strong action to reform education, health care and Ontario’s tax system.

The government’s approach is different from arbitrary, across-the-board cuts, which would undermine the strength of Ontario’s economy and put job creation at risk. Experiences in Canada — including in Ontario in the late 1990s — and around the world have shown that deep, across-the-board cuts ultimately lead to increased costs. Moreover, they would undermine programs that are positioning the province for success, while leaving ineffective programs in place.

In a trend that has been developing for many years, Ontario tax revenue has been falling as a share of the economy. Tax revenues are 11.6 per cent of gross domestic product (GDP), almost 15 per cent lower today than the ratio in 1994. While some may argue for tax increases, the McGuinty government will not take that path to balance the budget.

The 2012 Budget is the next step in the McGuinty government’s plan to balance the budget. Balancing the budget is ultimately the most important thing the government can do to strengthen the economy, create jobs, and protect health care and education.

Chapter I: Transforming Public Services

Knowledge and Skills

Investments in education and skills training play a critical role in preparing people for jobs that ensure future prosperity in the knowledge-based economy. Ontarians with higher levels of education and skills have better employment prospects, earn higher wages, and contribute more in taxes.

World-Class Schools

Continuing progress in education is critical to the future growth of Ontario’s economy. Since 2003, class sizes are down, graduation rates and test scores are up, and Ontario’s schools have been recognized as among the best in the world by the Organisation for Economic Co-operation and Development’s Programme for International Student Assessment (PISA) and McKinsey and Company.

In the 1990s, education budgets were cut and results in Ontario’s classrooms suffered. By contrast, this Budget takes steps to protect results achieved so far by fully implementing full-day kindergarten, maintaining class sizes in early grades at current levels, and ensuring continued progress in student achievement, while finding ways to lower costs.

Delivering Full-Day Kindergarten

Full-day kindergarten is integral to Ontario’s education system. The government remains committed to ensuring its full implementation by September 2014. By finding savings elsewhere, including through compensation restraint, this Budget ensures adequate funding to meet this commitment. Currently, approximately 50,000 children in 800 schools across Ontario are benefiting from a full day of learning. By September 2012, full-day kindergarten will be available in an additional 900 schools, reaching approximately 120,000 students, and representing nearly 50 per cent of total program enrolment. By September 2013, about 184,000 children will benefit from the program. When fully implemented, the program will reach approximately 250,000 children, giving them the best possible start as they grow to their full potential.

2012 Ontario Budget

Class Sizes

Smaller class sizes allow educators to focus more attention on each student to improve results. The government is now funding an additional 13,600 teaching positions compared to 2003, with over 5,000 of these for smaller primary class sizes. As a result:

•	more than 90 per cent of early grades have 20 or fewer students, compared to 31 per cent in 2003–04; and

•	all early grades have 23 or fewer students, compared to 64 per cent in 2003–04.

The government is committed to preserving the progress made over the past eight years. Funding will be maintained to preserve caps on primary class sizes and existing average class sizes at the junior and senior levels, to ensure students in all grades benefit from more interaction with teachers.

Protecting Gains in Education

Ontarians have made tremendous progress in education over the last few years, and the government is protecting those gains. To deliver full-day kindergarten and keep class sizes smaller, other savings must be found. This Budget identifies ways of lowering costs while maintaining progress in student achievement.

Labour Framework

The current collective agreements with teachers and others in the education sector are set to expire in August 2012 — the Province is currently facilitating negotiations and discussions for a new deal. This is the third set of sector-wide negotiations and discussions since 2003, but the first since the deep global recession, which has left Ontario with a significant fiscal challenge.

Ontarians know how hard and how effectively teachers and support staff are working to build an education system that is the envy of the world. The government needs the help of teachers and others in the education sector to put their work on a sustainable footing for the future and is committed to working towards that goal at the bargaining table.

Chapter I: Transforming Public Services

The government has proposed parameters for an agreement with education employees and school boards, including:

•	a two-year wage freeze, with no incremental increases on the salary grid;

•

a freeze on banked sick days accumulated as of August 31, 2012, with future gratuity payout, upon retirement, at the employee’s salary rate in effect as of August 31, 2012. Effective September 1, 2012, all accumulated non-vested sick days would be eliminated;

•

the introduction, effective September 1, 2012, of a short-term sick-leave plan that each year, and not carried forward from year to year, offers six sick days paid at full salary and 24 weeks at two-thirds of salary; and

•

filing a valuation of the Ontario Teachers’ Pension Plan in 2012, and securing through negotiation the future viability and solvency of the plan without increasing government contributions or negatively affecting the Province’s fiscal plan.

Each of these measures, or equivalent measures, is necessary if the government is to meet its commitment to balance the budget. The government is taking a similar approach to labour negotiations for all sectors.

Building on Ontarians’ progress means implementing full-day kindergarten, keeping class sizes small and ensuring students continue to benefit from the individual attention and expertise of the outstanding professionals in Ontario’s schools. By protecting full-day kindergarten, keeping class sizes at current levels and continuing to focus on students and classrooms, the government is protecting nearly 10,000 teaching positions, including 3,800 for full-day kindergarten, and 9,700 non-teaching positions.

2012 Ontario Budget

Underutilized Schools

Some of Ontario’s schools are underutilized because of declining enrolment in the province and population trends that vary by region. The way school board funding works makes it easier for some boards in urban areas to keep small and underused schools open than to deliver services more efficiently.

The government will change the school board allocations to encourage school boards to consolidate underutilized school sites, resulting in annual savings of over $70 million at maturity. This will begin in the 2013–14 school year to allow boards time to work with their communities to ensure a smooth transition, taking regional circumstances into account.

Chapter I: Transforming Public Services

School Board Amalgamations

The government is committed to using resources in the manner that best supports students. One way to ensure this is by reducing school boards’ administrative expenses.

To further reduce administrative and back-office expenses, the government will pursue the amalgamation of school boards. This amalgamation will be considered in areas of the province with low population growth and declining enrolment, and will encourage economies of scale and allow the new boards to focus resources on student achievement.

The Ministry of Education, following consultation, will identify potential boards for amalgamation and work with those boards and their communities to ensure that student needs are put first in any amalgamation. The government will not consider merging public and separate school boards, in keeping with constitutional requirements.

Cost-Effective Student Transportation

The government is committed to ensuring that students are transported to and from schools in a safe, timely and cost-effective manner. The Ministry of Education has worked with school boards and the industry on student transportation reform initiatives to develop transportation consortia, adopt best business practices, and raise management capacity to deliver safe, effective and efficient transportation services. The ministry will continue to work with school boards and the industry to achieve savings of $34 million over three years by implementing competitive procurement processes and other operational efficiencies, while ensuring that student transportation safety is maintained and student needs are met.

Cap on Successful Secondary Credits

Four years of high school is standard across almost all of North America. Despite the elimination of the Ontario Academic Credit (OAC) nearly a decade ago, Ontario continues to accommodate up to 20,000 students returning for a fifth year, many of whom have already received their secondary school diploma.

2012 Ontario Budget

The government is moving to cap successful secondary credits at 34, four more than required to earn an Ontario Secondary School Diploma. This cap will motivate students to plan their courses appropriately while allowing them to seek additional or upgraded credits. It will also generate mature savings of $22 million per year, striking a balance between flexibility for students and the need for sustainability.

To allow students adequate time to plan their studies, the credit cap will take effect in September 2013. The government will work with its partners in the school system to ensure that the credit cap is implemented fairly and with minimal disruption. Schools will continue to offer programs that allow students to customize their education to their individual strengths and encourage graduation.

Postsecondary Education and Training

Ontario has made significant investments in postsecondary education and skills training to develop a well-trained and highly skilled workforce. These investments ensure that Ontario’s workforce is among the most skilled in the world and better positioned to compete globally.

Chapter I: Transforming Public Services

Key Achievements

•

In 2010–11, about 355,500 full-time students were enrolled in the 20 publicly funded universities, about 107,500 more than in 2002–03; and about 178,600 full-time students were enrolled in the 24 publicly funded colleges, about 32,500 more than in 2002–03.

•	The number of graduate students at universities has increased by 57 per cent since 2002–03.

•	More than 300,000 students are eligible to receive the 30% Off Ontario Tuition grant.

•	Employment Ontario serves more than one million people each year, including over 100,000 employers.

•	Nearly 55,000 people have enrolled in Second Career training since June 2008.

•	Over 100,000 students accessed jobs and services in the summer of 2011.

•	Annual apprenticeship enrolment is up from 17,000 in 2002–03 to nearly 30,000 in 2010–11.

•	Total number of active apprentices is up from 60,000 in 2002–03 to 120,000 in 2010–11.

Building on Postsecondary Education Achievements

Ontario is committed to maintaining and enhancing the quality of education while maximizing the value from each taxpayer dollar.

Progress includes reversing the decline in operating grants to colleges and universities experienced in the 1990s; continuing to build a high-quality postsecondary sector; and establishing an integrated employment and training program to provide Ontarians with the knowledge and skills they need for the 21st century. The government will continue to work with the postsecondary sector to enhance innovation and productivity to support efficiency targets while supporting quality education for students.

2012 Ontario Budget

Supporting Students and Their Families

In January 2012, the government announced the new 30% Off Ontario Tuition grant. The 2012 Budget affirms the government’s commitment to continue the 30% Off Ontario Tuition grant, providing the Budget is approved by the legislature this year.

The grant provides up to $800 per term for a maximum of two terms per year for full-time undergraduate university or college degree students and up to $365 per term for a maximum of two terms for students enrolled in college diploma or certificate programs at publicly funded Ontario institutions. Moving forward, the grant is indexed to the annual increase in college and university tuition, beginning in the 2012–13 year.

Chapter I: Transforming Public Services

The cost of the 30% Off Ontario Tuition grant is being offset by reducing funding to non-core programs. Beginning in 2012–13, the Ontario Textbook and Technology Grant and Ontario Trust for Student Support will be eliminated, while the Queen Elizabeth II Aiming for the Top Scholarship will be phased out gradually over three years so that no students currently receiving the award will lose funding. No new Queen Elizabeth II scholarships will be awarded, starting in 2012–13.

Modernizing Employment and Training Services

The government will further enhance its employment and training programs to better prepare Ontarians to meet the challenges of increasing globalization and rapid technological change. Programs and services will focus on delivering measurable results where need is greatest.

Measures include:

•	integrating employment and training services across the government with Employment Ontario;

•	promoting apprenticeship completion to increase the supply of skilled workers; and

•	maintaining support to the Second Career program.

Integrating Employment and Training Services

Currently, the government invests about $1.5 billion per year in employment and training services through dozens of programs across 11 different ministries. Programs target different client groups and use a variety of delivery networks and methods.

Over the last few years, Ontario has been working towards providing a client-centred “one-stop shop” to help Ontarians acquire and retain jobs. As part of Employment Ontario’s transformation, the Province has successfully integrated employment services transferred from the federal government with its employment and skills training programs and services.

2012 Ontario Budget

Currently, the Employment Ontario Employment Service (ES) model helps Ontarians find sustainable employment by bridging the gap between employers seeking skilled workers and individuals looking for jobs. Over 400 ES locations across the province provide access to:

•	job search;

•	job matching, placement and incentives;

•	job training and retention support;

•	information and referral services; and

•	client service planning and coordination.

There is significant opportunity for better integration of Ontario’s employment and training programs. For example, the Commission for the Review of Social Assistance in Ontario has observed that the patchwork of employment programs available to social assistance recipients results in confusion for clients, employers and service providers. By integrating these supports into a network with a single customer window where possible and improving coordination, the government can improve client outcomes and better meet the needs of clients.

The potential benefits of this realignment are significant. For individuals who need training, it will mean enhanced and simplified access to a range of services and better employment outcomes. For individuals receiving social assistance, it means access to a wider range of employment and training services. For employers, the improved and coordinated promotion of services will create a simpler system to navigate. For taxpayers, it will lead to administrative efficiencies, cost reductions and improved value for money.

Chapter I: Transforming Public Services

Strengthening Apprenticeships

Ontario’s apprenticeship system is a key part of building the well-educated and highly skilled workforce the Province needs to compete in the current and future economy.

Over the past eight years, the government has significantly expanded the apprenticeship system, nearly doubling the number of apprentices in the province to more than 120,000. However, studies have found completion rates average about 50 per cent among Ontario apprentices. The strength of the apprenticeship system needs to be measured both by the proportion of apprentices who complete their programs and obtain certification and by the growth in the number of new registrations.

2012 Ontario Budget

The Province will help apprentices complete training by focusing on getting the right people into the right jobs to support key sectors of the economy. Measures will include:

•	introducing technical literacy and numeracy support to apprenticeship training and expanding examination preparation courses to help apprentices complete their training;

•	redesigning the Ontario Youth Apprenticeship Program (OYAP) and Pre-Apprenticeship Program to enhance their effectiveness;

•	enhancing connections between apprenticeship and employment services to facilitate links between individuals and employers;

•	introducing targeted strategies and pilot projects to address barriers to entry and increase success in apprenticeship for key groups, including youth, Aboriginal Peoples and women; and

•	reviewing the effectiveness and efficiency of the Ontario Apprenticeship Training Tax Credit to increase the completion rate of apprenticeships.

Measures to improve completion rates will benefit apprentices through better employability and earnings, and will enhance their ability to find and keep jobs.

The Ontario College of Trades will be launching its first review of apprenticeship ratios, starting in April 2012. An objective panel will conduct the review using a process and criteria arrived at during public consultations more than a year ago. The Ontario College of Trades’ process requires that industry and employee representatives work together to determine the appropriate journeyperson–apprentice ratio.

Chapter I: Transforming Public Services

Second Career

A key element of Employment Ontario is the Second Career program that helps laid-off workers get the training they need to succeed in today’s economy. To date, almost 55,000 people have benefited from the program. Evidence collected from an evaluation of Second Career participants shows that the employment situation of most participants improved. Clients found employment in fields including computer technology and social work. The government is reaffirming its commitment to support unemployed workers through the economic recovery by maintaining funding of $251 million in 2012–13 to serve 12,000 participants.

2012 Ontario Budget

Transforming Health Care

Between 2003–04 and 2011–12, health sector funding increased at an average rate of 6.1 per cent annually, for a total increase of $17.9 billion. This reflects the government’s commitment to increase access to quality care for all Ontarians. This investment has improved health care in Ontario after years of neglect and has produced meaningful improvements for families. These include:

•

successfully reducing wait times for key surgical procedures — Ontario now has the shortest wait times in Canada, according to the Fraser Institute’s “Waiting Your Turn: Wait Times for Health Care in Canada, 2011 Report”;

•	over 3,400 more doctors are now practising in the province. According to the Ontario Medical Association (OMA), over 2.1 million more Ontarians now have a family doctor; and

•	creating more than 12,600 nursing positions in Ontario.

In 2011, there were more than 607,000 doctors, nurses, diagnostic technicians, home care service providers and other health professionals and workers employed in the health care sector — approximately nine per cent of Ontario’s total employment.

Additional actions to support a healthy Ontario include:

•

as of December 31, 2011, shutting down 10 out of 19 coal units and cutting the use of coal by 90 per cent since 2003. This is the single largest climate change initiative being undertaken in North America and will result in substantial savings in health care, environmental and financial costs; and

•	continuing to be a North American leader in providing clean and safe drinking water to Ontarians.

Chapter I: Transforming Public Services

With the current fiscal challenge, funding for the health care system cannot continue to grow at past rates. Additionally, health cost drivers such as demographic factors, demands for service, and technological changes continue to exert pressure on the fiscal plan. The delivery of health care needs to be transformed to continue providing the high-quality health care services that Ontarians need and expect.

Earlier this year, the government released Ontario’s Action Plan for Health Care, which establishes the road map for this transformation to a sustainable and high-quality health care system. This Plan is about better value for money. It is about creating a system that delivers health care in a smarter and more efficient way that will lead to better outcomes for Ontarians.

The Plan is based on three key strategies to realize better value for money:

•	shift investments to where they have the greatest value and health care benefit;

•	prevent illness and help Ontarians stay healthy and active by focusing on health promotion, including reducing childhood obesity and smoking rates; and

•	provide better access to primary care, home care and community care so patients can receive the care they need, in the most appropriate place and in a timely manner.

The community care sector includes over 800 community service agencies that help people remain independent and live with dignity in their homes and communities. Services include personal support and homemaking, meals, community transportation, acquired brain injury services, assisted-living services in supportive housing, and adult day programs.

2012 Ontario Budget

These strategies and the additional actions announced in this Budget will help maintain excellent health care for Ontarians while slowing the overall growth in health spending in Ontario to an average of 2.1 per cent annually, over the next three years.

Transforming Ontario’s health care system is essential to managing the rate of health care spending growth to meet the government’s commitment to balance the budget. The health care system is being transformed through strategies already underway including drug reforms, Excellent Care for All legislation and primary care reform.

The government will move ahead on this critical reform agenda through key measures in this Budget to manage health care spending and build on the Action Plan.

Physician Compensation

Doctors are integral to the health care system and are at the forefront of providing quality care to patients. Since 2003, the government has worked with doctors to increase access to care and reduce wait times. Total payments to physicians increased by $5.1 billion between 2003–04 and 2011–12. Nearly one in 10 program expense dollars goes to physician compensation. The 2012 Budget reflects the government’s plan to maintain total physician compensation at current levels through the next Physician Services Agreement with the Ontario Medical Association. This is necessary for the government to meet its commitment to balance the budget.

Chapter I: Transforming Public Services

Keeping Ontario Healthy

To reduce future costs associated with preventable illnesses, initiatives are needed to help Ontarians stay healthy and productive. For example, obesity has a direct effect on the development of Type 2 diabetes, and diabetes costs Ontario $4.9 billion per year. Currently, approximately one in five youth in Ontario is overweight. In addition, tobacco continues to be the leading cause of preventable disease and premature death in Ontario, accounting for $1.9 billion in health care costs and approximately 13,000 deaths each year. The government is committed to promoting healthy living and supporting better management of chronic conditions by:

•

setting up a panel of advocates, health care leaders, non-profit organizations and industry partners to develop a Childhood Obesity Strategy that will reduce childhood obesity by 20 per cent over five years;

2012 Ontario Budget

•	increasing fines for those who sell tobacco to children and doubling enforcement efforts to address the supply of cheap, illegal tobacco in Ontario;

•

providing all Ontarians with access to an online Personalized Cancer Risk Profile that will use medical and family history to measure cancer risk and then link those at higher risk to prevention supports, screening or genetic testing; and

•	continuing to expand comprehensive screening programs for cervical, breast and colorectal cancer. Participants will be notified and reminded when they are due for their next screening.

Faster Access and a Stronger Link to Family Health Care

Improving access to family health care is essential for improving health care and managing overall health system costs. Total hospital operating funding is the largest area of health spending and has increased by an average of 5.1 per cent annually since 2003. This rate of growth was partly required to make up for the deep across-the-board cuts of the 1990s. Treating patients in alternative care settings instead of hospitals, where appropriate, and ensuring access to primary care providers are critical elements of the government’s plan to slow hospital expense growth. Measures include:

•

increasing access to doctors and nurse practitioners by expanding same-day and next-day appointments and after-hours care. This will help patients access primary care providers rather than going directly to hospital emergency rooms;

•

integrating planning for family health care into the Local Health Integration Networks (LHINs) to leverage their expertise in helping patients navigate the health care system and access the right care, in order to reduce hospital readmission rates; and

Chapter I: Transforming Public Services

•	holding growth in hospitals’ overall base operating funding to zero per cent in 2012–13, while continuing to increase investments in the community care sector by an average of four per cent annually;

•

total hospital operating funding will grow by 2.0 per cent in 2012–13. This is due to ongoing support for key services such as wait-times initiatives and priority treatments, including for chronic kidney disease and transplants.

Providing the Right Care, at the Right Time, in the Right Place

Ensuring patients receive the right care in the right setting is essential for high-quality patient care and for managing health care costs. For example, it costs taxpayers more to provide seniors’ care in a long-term care home than it does to support seniors who live in their own home or with a family member. Therefore, the government is:

•

introducing reforms to enable LHINs to promote a seamless coordination of the treatment patients need across various health care providers and to provide more flexibility to shift resources to where the need is greatest; and

•	shifting routine procedures currently conducted in hospitals to non-profit, community-based clinics where they can be performed faster, at the same high-quality standard and at lower cost.

The Kensington Eye Institute is a community-based clinic that provides Ontarians with high-quality cataract procedures, which are covered under OHIP but performed outside a hospital setting. The Institute is able to focus on providing specialized procedures and, therefore, can serve more patients with excellent outcomes at a lower cost.

2012 Ontario Budget

Additionally, the cost of a hospital acute care bed being occupied by an Alternative Level of Care (ALC) patient is a cost the system cannot afford. Providing community care to treat these patients at home or in a long-term care home makes good health care sense, will better meet the needs of patients, and is fiscally responsible.

Measures to enhance capacity in these sectors include:

•

increasing investments in home care and community services by an average of four per cent annually for the next three years or $526 million per year by 2014–15, to better support those seniors and other Ontarians who could benefit from care provided in the community;

•	development of a new Seniors Strategy that will expand house calls, increase access to home care, and provide improved care coordination;

•

care coordinators to provide seniors, particularly those with complex conditions, with guidance by working closely with all health care providers. Seniors will be directed to the care they need, in the appropriate setting. This will improve the coordination of care for seniors living at home and help avoid unnecessary hospital admissions;

•	investments in chronic care services provided in the community to ease pressure on long-term care homes’ waiting lists and help reduce the number of ALC patients in hospitals;

•

moving forward with the proposed Healthy Homes Renovation Tax Credit to help seniors adapt their homes to meet their needs as they age and allowing them to live at home and independently for as long as possible, provided this Budget is passed by the legislature; and

•

building on the significant investments made in long-term care since 2003 to create capacity in the sector, increasing overall long-term care home funding by 2.8 per cent in 2012–13. Included in this growth is a one per cent increase in direct care costs for long-term care home residents. The government will help the sector manage this growth by providing home operators with greater flexibility to pay for services from within their current funding structure.

Chapter I: Transforming Public Services

Evidence-Based Decisions

Evidence will drive decisions on funding new and existing procedures. The government is committed to funding only those services that are supported by medical evidence.

The government will accelerate the evidence-based approach to care by building on the mandate of Health Quality Ontario (HQO) to provide recommendations to direct funding to where evidence shows the greatest value, without compromising access to services deemed medically necessary. This evidence-based approach to funding reform has already provided substantial benefits, including fee changes that will save $125 million in 2011–12. These include changes to testing for vitamin D, bone mineral density and sleep studies, as well as pre-operative testing for colonoscopy, cytoscopy, carpal tunnel release and arthroscopy.

Funding Reform

Changing the way health care services are funded is a key component of the government’s plan to transform health care. To support transformation, the government is accelerating the move to a patient-centred funding model. This approach will be phased in over a three-year time frame and will help direct resources and expertise to where they are most needed to improve the value and quality of health care.

Under this approach, hospitals, long-term care homes and Community Care Access Centres will be funded based on the types and volume of services and treatments they deliver, at a price that reflects the best practice and complexity of patients and procedures, while encouraging efficiency without compromising service and access.

The model will drive provincial health care funding towards better patient outcomes by:

•	directing funding to efficient providers who provide better or more efficient services or treatments; and

•	improving quality through specialization.

2012 Ontario Budget

Health care providers that face unique circumstances, including small and rural hospitals, will continue to be treated uniquely, given their lower patient volumes and critical local service delivery role.

A Fair and Efficient Drug System

The Ontario Drug Benefit (ODB) program provides assistance to seniors for the cost of their prescription drugs. The ODB is a critical element of the health care services and supports that Ontario provides to seniors.

Since 2006, the government has made reforms to the Ontario drug system to improve the value for money that Ontarians pay for prescription drugs. These changes include reducing the prices of most generic drugs to 25 per cent of the cost of the comparable brand-name products. The government’s reforms are saving seniors money on their prescriptions. By 2011–12, the savings in the Ministry of Health and Long-Term Care drug programs were about $500 million per year. An additional $100 million in savings were achieved in 2011–12.

The government is taking steps to ensure the ODB program is effective, properly administered and providing the most help to those in greatest need. The fairness of the program will be improved by asking the highest-income seniors to pay more of their own prescription drug costs, while ensuring that these costs do not impose an unreasonable burden. About five per cent of senior ODB recipients will be paying more under this change.

TABLE 1.1	Effect of Changes for Senior ODB Recipients

Per Cent
Paying More	5
Paying Less	3
Paying the Same	92

Total	100

Chapter I: Transforming Public Services

Under the current ODB program, seniors pay the first $100 of their drug costs each year and a co-payment of $6.11 for each prescription after the $100 deductible amount. The $100 deductible is waived for lower-income seniors but they are required to pay an existing $2.00 co-payment for each prescription. All seniors are eligible for the ODB regardless of their income level. This means that someone with an annual income of $300,000 gets the same benefit as someone with an income of $30,000 per year.

To improve the fairness of the program, high-income seniors will pay a new income-tested deductible. The new deductible will increase gradually with net income. For high-income single seniors with an income over $100,000, the deductible amount will be $100 plus three per cent of income over $100,000. For high-income senior couples with a combined income of over $160,000, the new deductible for the couple will be $200 plus three per cent of their combined income over $160,000. Seniors with higher incomes will also continue to pay a co-payment of $6.11 per prescription after the deductible amount. The income thresholds will not be indexed for inflation. Table 1.2 shows examples of the deductible amounts.

TABLE 1.2	Examples of ODB Deductibles

	No Change
Single Seniors
Net Income ($)	16,000	40,000	100,000	120,000	150,000	200,000
Deductible ($)	0	100	100	700	1,600	3,100
As % of income	0.00%	0.25%	0.10%	0.58%	1.07%	1.55%
Senior Couples
Net Income ($)	24,000	60,000	160,000	200,000	250,000	300,000
Deductible ($)	0	200	200	1,400	2,900	4,400
As % of income	0.00%	0.33%	0.13%	0.70%	1.16%	1.47%

2012 Ontario Budget

In addition, incomes will be checked each year, to ensure that seniors are receiving the correct level of benefits. These changes will not increase drug costs for seniors with incomes below the $100,000 or $160,000 thresholds who already get drug benefits. Seniors who currently pay the $2.00 co-payment will continue to pay $2.00 per prescription.

The changes will be effective beginning August 2014 to provide seniors with time to adjust to the new system.

Approximately 1.9 million seniors live in Ontario. Under this change, about 75,000 seniors with incomes over $100,000 (single) or $160,000 (couple) will pay an average of $665 a year more towards their prescription drug costs.

Seniors will continue to get benefits under the ODB program by presenting their Ontario Health Cards at their pharmacies, where their pharmacists will be able to access the information they need to ensure that seniors are charged appropriately for their prescription drugs.

Seniors living in long-term care homes or receiving publicly funded home care will not be affected by these changes.

Chapter I: Transforming Public Services

Jobs and Prosperity

Over the last generation, the fundamentals that shaped the provincial economy since Confederation have changed dramatically. Protected domestic markets have been replaced by open markets and global competition. Economies that are driven by abundant natural resources are taking on roles of greater importance both here in Canada and around the world. Uncertainty now characterizes the entire global economy.

The new global economic reality presents challenges to Ontario. Increased competition from emerging economies has resulted in Ontario losing its share in its key export market — the United States. Higher oil prices have driven up the costs of doing business in Ontario. At the same time, the rise in oil prices has led to a higher Canadian dollar, which further diminishes the competitiveness of Ontario businesses in a global market.

Given these challenges, Ontario’s continued prosperity will be strongly linked to its ability to achieve higher rates of productivity growth. The government has taken strong action, such as fundamental business tax reform, major infrastructure investments and enhanced training, which are helping to improve investment and productivity in Ontario.

As the government moves forward with its five-year plan to balance the budget, it will continue to focus on building a strong and diversified Ontario economy that will create jobs and growth.

The government will continue to invest in core economic infrastructure such as highways, transit and postsecondary education. It will consolidate and streamline employment and training programs, thereby better targeting its investments in people. It will also continue to encourage businesses to invest in innovation, improve their productivity and become globally competitive.

2012 Ontario Budget

The plan will introduce a new strategic direction in business support programs, with a greater focus on productivity. Productivity growth comes from companies that make more efficient and innovative use of labour, capital, energy and raw materials to produce goods and services. Higher productivity growth leads to higher wages and helps businesses expand globally, resulting in the creation of new jobs and an improved standard of living for Ontarians.

Jobs and Prosperity Council

The government will establish a Jobs and Prosperity Council, which will advise the government on a plan to boost Ontario’s productivity. The Council will seek to leverage the experience of business, labour, academics and non-government organizations.

The Council will recommend and lead a comprehensive research agenda on Ontario’s productivity and innovation challenges. The government will seek advice from the Council on improving research and development (R&D) tax credits to increase business R&D expenditures and simplify compliance and administration.

The Council will advise on restructuring and transforming Ontario’s existing business advisory services to boost their role in driving productivity. It will also help the government promote entrepreneurship and reach out to global markets and host an Ontario Productivity Summit.

Chapter I: Transforming Public Services

Jobs and Prosperity Fund

Ontario currently provides about $2 billion in annual support to business, including targeted tax expenditures, through more than 40 different programs across at least seven ministries. These programs have encouraged business investment, jobs and economic growth. However, the current suite of programs is fragmented, resulting in a lack of coordination, increased administrative cost and complexity for business. The government will transform its existing business support programs to provide better coordination, clarify objectives, and avoid duplication and unnecessary costs.

The government will consolidate many of its programs into one Jobs and Prosperity Fund that will focus on supporting productivity growth and job creation in the business sector. It will target a reduction in administrative costs of at least 25 per cent. The Fund will support businesses and enhance productivity and innovation in the province’s many areas of economic strength. It will help businesses compete in the global marketplace, grow and create jobs.

The Jobs and Prosperity Council will provide advice to the government on consolidating and refocusing existing business support programs. Those support programs that do not fit the new productivity focus will be wound down, for overall savings of $250 million in 2014–15. To ensure an orderly transition for business, the government will meet all contractual obligations for projects that are already approved. The government will consult on the details of the new Fund.

Recognizing the distinct requirements of regional economies, the following funds will be maintained:

•	the proposed new Southwestern Ontario Development Fund;

•	the Eastern Ontario Development Fund (EODF); and

•	the programs administered by the Northern Ontario Heritage Fund Corporation (NOHFC).

2012 Ontario Budget

These funds will benefit from the productivity focus and innovative approach to program design developed for the Jobs and Prosperity Fund.

Results of Regional Programs

•

Since the EODF’s inception in 2008, more than 1,900 direct jobs have been created and over 100 business and regional projects have benefited from the Fund. It committed over $53 million in grants and leveraged $488 million of additional investment from project partners.

•

Since October 2003, more than 17,800 direct jobs have been created or sustained in the north as a result of approximately 4,400 projects to which the NOHFC committed more than $723 million. These investments have leveraged another $2.4 billion from other contributors.

Reaching Out to Global Markets

The U.S. market accounted for 77 per cent of Ontario’s international merchandise exports in 2011. This market will remain vital to Ontario but is expected to grow at a much slower pace than emerging economies such as those of Brazil, India and China. The Province has strong relationships with many of the world’s emerging economies and will build upon these important ties.

The government will also continue to diversify Ontario’s exports. It will focus its export promotion efforts on the key strengths of Ontario’s economy, including the clean energy technology sector.

To derive greater value from Ontario’s existing trade support services, the government will streamline and coordinate the trade promotion activities of all relevant ministries. This will help enhance Ontario’s access to global markets.

The Canadian government, with the participation of Ontario and other provinces, is currently negotiating a Comprehensive Economic and Trade Agreement (CETA) with the European Union (EU), one of the largest and richest markets in the world. This will help Ontario companies diversify and open new trade and investment opportunities in the EU.

Chapter I: Transforming Public Services

Solvency Funding Relief for Private-Sector Pension Plans

Sharp declines in long-term interest rates in 2011 have increased the solvency liabilities of many pension plans while volatile global financial markets have limited investment returns.

To support jobs and growth, the government is proposing to extend temporary solvency funding relief for private-sector pension plans, consistent with the measures introduced in 2009. The government also intends to introduce regulations that would permit employers to use letters of credit to cover up to 15 per cent of pension plans’ solvency liabilities. Employers would also be offered the additional flexibility to start making special payments one year after a valuation date.

2012 Ontario Budget

Infrastructure Supporting Jobs and Growth

Infrastructure investments create high-quality employment and support growth. Ontario’s planned investments of more than $35 billion over the next three years will create or preserve over 100,000 jobs on average each year. During previous periods of restraint in Ontario, governments have significantly reduced key infrastructure investments. By contrast, this Budget preserves a high level of infrastructure investment.

Chapter I: Transforming Public Services

Examples of Infrastructure Investments

•	Investments in Ontario’s highway network will create or preserve 26,000 jobs on average in each of the next three years and enable better movement of goods and people across Ontario.

•	Investments in universities and colleges will create or preserve 3,000 jobs on average in each of the next three years and help train the highly educated workforce Ontario’s economy needs.

•

Capital investments announced to prepare Ontario’s schools for implementation of full-day kindergarten are supporting about 2,000 jobs on average per year over the first four years of the program. This will give children a strong start in school while helping parents balance their work and family lives.

•	Investments in hospitals across Ontario will create or preserve 26,000 jobs on average in each of the next three years, and will offer patients state-of-the-art treatment facilities.

•

The Ontario Lottery and Gaming Corporation estimates that its modernization initiatives will generate almost $3 billion in new private capital investment over the next five years while decreasing the need for public-sector investment, and will create 2,300 net new jobs in the gaming industry and nearly 4,000 additional jobs in the hospitality and retail sector by 2017–18.

The government will focus its infrastructure expenditures on the most critical areas, such as transportation networks, hospitals and postsecondary institutions, to maximize returns on investments. These investments will strengthen Ontario’s economy for future growth and prosperity, and support the government’s priorities in health care and education.

The Province has carefully reviewed its capital plan and found savings to help Ontario balance the budget. This will result in reduced borrowing of more than $900 million and provide fiscal savings of $120 million over three years. Over six years, this will result in reduced borrowing of more than $3.2 billion and provide fiscal savings of $890 million.

2012 Ontario Budget

Capital Restraint Measures

•

Reducing hospital investments, including cancelling four previously announced major hospital projects and rescoping two others, will result in reduced borrowing of $570 million. The government will continue its investments in more than 30 new major hospital projects, in addition to the 25 major projects currently under construction.

•

Previously announced major hospital projects to be cancelled are West Lincoln Memorial Hospital Redevelopment; Sunnybrook Health Sciences Centre — Replace Hemodialysis Unit; South Bruce Grey Health Centre (Kincardine) — Emergency and Ambulatory Project; and Wingham and District Hospital — Phase 1 Ambulatory and Inpatient Project.

•	The government will continue investments in high-occupancy vehicle (HOV) lanes currently under construction but delay further HOV lanes until fiscal capacity allows.

•

Reducing unallocated capital funding for schools, as well as postsecondary expansion, will result in reduced borrowing of $240 million. This protects investments to prepare schools for full-day kindergarten and announced postsecondary expansion projects.

•	Other savings, including reductions to capital funding for Ontario parks and reductions in renewal investments in government buildings, will result in reduced borrowing of $645 million.

The government is also ensuring that more infrastructure commitments come in on time and on budget through expanded use of Infrastructure Ontario’s expertise, and a wider range of projects and sectors that use the Alternative Financing and Procurement (AFP) model of project delivery. This helps the government leverage private-sector investment, and improves its ability to achieve better value for money.

Chapter I: Transforming Public Services

Value for Money

Since 2005, Infrastructure Ontario has completed more than 20 large complex infrastructure projects using the AFP model, with estimated value for money (VFM) savings of over half a billion dollars. This includes projects such as:

•	Credit Valley Hospital in Mississauga — VFM savings of $26 million;

•	London Health Sciences/St. Joseph’s Health Campus (Phase 2) — VFM savings of $50 million;

•	Ministry of Government Services Data Centre in Guelph — VFM savings of $64 million;

•	North Bay Regional Health Centre — VFM savings of $57 million; and

•	Quinte Health Care in Belleville — VFM savings of $9 million.

Pan/Parapan American Games Athletes’ Village

Construction is underway for the Pan/Parapan American Games Athletes’ Village, which is on track to be delivered on time and on budget for the 2015 Games. The project will advance the implementation of Waterfront Toronto’s award-winning precinct plan for the West Don Lands area. After the Games, the Village will be converted into a sustainable, mixed-use community that includes a mix of market and affordable housing, as well as a YMCA facility and a student residence for George Brown College.

Construction of the Village will support about 5,200 jobs.

The government is proposing amendments to the Ministry of Infrastructure Act, 2011 to simplify the process of property transfers within the government. As well, the government is proposing amendments to the Ontario Infrastructure and Lands Corporation Act, 2011 to clarify the range of services and advice Infrastructure Ontario can provide when directed.

2012 Ontario Budget

Northern Ontario and the Ring of Fire

Resource-based industries are a vital part of a strong northern economy. The discovery of significant mineral deposits in the Ring of Fire, an area in Ontario’s Far North, presents major opportunities. The government has a plan in place to guide resulting investments and to help diversify the northern economy.

Northern Ontario will benefit from mining the mineral deposits in the Ring of Fire area, which will help create jobs and better position the northern economy and Aboriginal communities for future growth. Proposed mine developments currently under consideration in the Ring of Fire are expected to create more than 1,500 permanent jobs once the mines are in full production. Additional jobs will be created in the mining service and supply sector.

The government is building partnerships with northern Ontarians, Aboriginal communities and industry to maximize the benefits and overcome challenges associated with developing the Ring of Fire.

In addition, the government is proposing legislation that would facilitate the implementation of a 1995 land claim settlement agreement by providing that certain lands held in trust for the Nipissing First Nation be deemed tax exempt under the Assessment Act.

Chapter I: Transforming Public Services

Strong Children’s and Social Services

Protecting social services is smart public policy that can help people find and maintain employment, contribute to improving the health of low-income individuals and families, and subsequently reduce inequality. Realizing these benefits reduces pressures on other government program expense areas.

The government is taking important steps to ensure that the supports and social services Ontarians need are sustainable over the long term. Expense in the children’s and social services sector is projected to grow by an average annual rate of 2.7 per cent per year over the medium term. This funding will support the ongoing transformation of services.

The majority of expenditure in the sector is social assistance — the safety net that many Ontarians turned to during the recent recession.

Between 2008–09 and 2012–13, social assistance program expenditures will have increased by nearly $2 billion, or 33 per cent, to provide support to over 100,000 additional clients and their families. This growth is not sustainable.

The government has asked the Commission for the Review of Social Assistance in Ontario to make recommendations to transform the social assistance system to improve outcomes for clients, and ensure its long-term viability.

Moving forward, the government will:

•

build on the advice of the Commission to reform the social assistance system to make it more sustainable by reducing barriers and ensuring that people who are able to work have access to the right supports to find employment while meeting employers’ needs for skilled workers;

•

also informed by the Commission’s recommendations, explore opportunities to integrate Ontario Disability Support Program and Ontario Works employment services with Employment Ontario, to avoid overlap and gaps in services and reduce administrative inefficiencies; and

2012 Ontario Budget

•	transform the delivery of income-based benefit programs according to a framework that includes:

•	more efficient program administration and delivery;

•	seeking to reduce duplication between levels of government;

•	introducing a My Benefits Account to allow simplified access to multiple income-based benefits and programs; and

•	modernizing privacy frameworks to support program transformation.

The government will also take specific action beginning in 2012–13 to moderate growth in social assistance expense:

•

The Community Start Up and Maintenance Benefit and Home Repair Benefit will be removed from social assistance, with housing supports delivered as part of the Long-Term Affordable Housing Strategy. Providing low-income individuals and families with access to supports locally without having to be eligible for social assistance will contribute to a lower “welfare wall.” In addition, providing fewer benefits within social assistance will help simplify rules and support program integrity and long-term sustainability.

•	The government is not proposing any increases to social assistance rates at this time.

Ontario Child Benefit

The Ontario Child Benefit (OCB) is a key component of the government’s Poverty Reduction Strategy. The OCB has been particularly effective in allowing parents to continue to work or pursue employment without fear of losing their children’s benefits. The OCB has also contributed to lifting 20,000 children out of poverty.

Chapter I: Transforming Public Services

The government remains committed to reducing poverty. To continue building on these positive results in a fiscally sustainable way, the government will increase the maximum annual OCB payment from $1,100 to $1,210 in July 2013. The maximum annual payment will be increased again to $1,310 in July 2014. Together, these increases will extend benefits to an additional 90,000 children in 46,000 families. This is a slower increase to the OCB than the government hoped for or planned.

Expanding Opportunities in Developmental Services

The government is continuing to transform the developmental disabilities services sector, including integrating Special Services at Home with the Passport program in the spring of 2012.

The government plans to shift to a more strategic approach to developmental services funding. It is examining the best way to give individuals and families more choice and encourage greater opportunities for individuals with developmental disabilities to participate fully in their communities while encouraging greater efficiencies in the sector.

Improving Child Welfare Outcomes

The government continues to work with the Commission to Promote Sustainable Child Welfare and with children’s aid societies to better focus resources on improving outcomes for children and youth receiving child protection services, while containing costs through agency amalgamations, back-office consolidations and shared service delivery.

Last year, the Commission identified 21 children’s aid societies that could be consolidated. It is anticipated that, as of April 2012, there will be 47 children’s aid societies — down from 53 a year ago — as 13 children’s aid societies will have merged into six and a new Aboriginal children’s aid society, Akwesasne, was designated in the summer of 2011. These changes will be complemented by the development of a new funding model, the establishment of new approaches to accountability and outcome management, and improvements in service delivery and financial management through the implementation of the Child Protection Information Network.

2012 Ontario Budget

Reforming the Youth Justice System

Since the creation of a dedicated youth justice system and the proclamation of the Youth Criminal Justice Act in 2003, custodial sentences for youth in conflict with the law have declined significantly. Youth have been diverted to community-based alternatives for less serious offences, prompting a reduction in demand for youth justice custody. In 2003, 1,017 young people were in secure custody. By 2011, there were only 370 youth in custody.

These reforms have resulted in excess capacity in the youth justice system, which the government is addressing through the closure of the Bluewater Youth Centre in Goderich, the downsizing of the Brookside Youth Centre in Cobourg and the Cecil Facer Youth Centre in Sudbury, and a reduction in the number of transfer payment agencies contracted to provide open custody services.

Electricity Sector

The electricity sector is a critical component of the Ontario economy, accounting for over $16 billion in economic activity.

When the McGuinty government took office in 2003, it inherited an electricity system with no long-term plan. There was not enough generation to meet demand reliably. Transmission lines were aging and some assets were in poor condition. Ontario relied heavily on coal, which causes pollution. For years, health experts have been urging governments to shut down coal plants because doing so would drastically improve air quality and public health — and save money on hospital visits.

Ontario is on track to phase out coal-fired electricity by 2014. The government has already shut down 10 coal-fired units, with only six units remaining at Lambton and Nanticoke, and plans to convert the Atikokan generating station to biomass and the Thunder Bay generating station to natural gas.

Chapter I: Transforming Public Services

Public and private investments in clean, renewable energy have increased as a result of the Green Energy and Green Economy Act, 2009. So far, the Province has created more than 20,000 clean energy jobs and is on track to create a total of 50,000 jobs. The government’s Long-Term Energy Plan will help build a clean, modern and reliable electricity system.

Provincial policy has promoted investments of $13 billion in electricity infrastructure and added over 9,000 megawatts (MW) of new capacity to the system. In addition to producing clean energy, Ontario’s Feed-in Tariff (FIT) program is building a thriving clean energy economy. The review of the FIT program was an opportunity to hear from Ontarians about how to strengthen the program and has led to changes that build on its success. The government recognizes that families are concerned about their electricity bills; that is why it is lowering prices paid for renewable energy to balance the interests of ratepayers with the continued encouragement of clean energy investment.

Although these investments have been necessary to renew and build a cleaner electricity infrastructure, they are contributing to increased costs. To help mitigate cost impacts to ratepayers from new investments, the Province is setting out a plan to improve efficiency and reduce costs in the sector.

In an effort to achieve these and other goals that will benefit electricity customers, the government plans to move forward with a comprehensive review of the electricity sector and its various agencies.

2012 Ontario Budget

Capping the Ontario Clean Energy Benefit for Large Users

On January 1, 2011, the government implemented the five-year, 10 per cent Ontario Clean Energy Benefit (OCEB) to help over four million residential customers and more than 400,000 farm, small business and other consumers with the transition to a cleaner system. The Commission on the Reform of Ontario’s Public Services recommends the government remove the OCEB. However, the government is continuing with relief for families, proposing a cap of 3,000 kilowatt-hours (kWh) per month to keep the benefit in place. If passed by the legislature, the expected start date would be September 1, 2012. It is estimated this would save a total of about $500 million over four years or 11.0 per cent of the total cost of the OCEB over the period. Taking a balanced approach to the OCEB is a responsible way of managing the needs of electricity consumers and the fiscal implications of providing electricity price relief.

The OCEB would continue to provide a full 10 per cent benefit to almost all residential customers, as a typical household of four people uses, on average, 800 to 1,000 kWh per month. The proposed legislation would enable exemptions to be made from the cap for eligible consumers with specified medical equipment. Most small retail businesses would also continue receiving the full 10 per cent benefit. Meanwhile, capping the benefit of the largest users would help encourage greater conservation.

Conservation programs are in place to assist farms and businesses in their transition away from the OCEB. These programs provide opportunities for farms and businesses to shift their electricity consumption patterns to take advantage of time-of-use pricing where appropriate and to reduce their overall consumption to lower the cost of their bills.

Chapter I: Transforming Public Services

TABLE 1.3	Conservation Programs

Sector	2011–2014 Initiatives
Consumer (Residential)	Fridge and Freezer Pickup: Old fridges and freezers removed for free. Heating and Cooling: Up to $650 when replacing old central heating and cooling systems.

Business (Commercial, Institutional and Agriculture)

Small Business Lighting: Offers eligible small business up to $1,000 in energy-efficient upgrades.

Retrofit Program: Incentives of up to 50 per cent of project costs are available for qualifying pre-approved retrofits.

High-Performance New Construction: Design assistance and incentives for building owners and architects who exceed electricity efficiency standards.

Audit Funding: Funding to cover up to 50 per cent of the cost of an energy audit.

Industrial

Demand Response: Compensation for reducing energy demand at specific times of power system need.

Industrial Accelerator/Process and Systems: Up to 70 per cent funding towards major energy-saving upgrade projects.

The Aboriginal Loan Guarantee Program

The Aboriginal Loan Guarantee Program (ALGP) continues to facilitate opportunities for Aboriginal participation in the energy sector. The ALGP has received applications for loan guarantee requests that are expected to bring over 600 MW of clean renewable power to Ontarians, while providing First Nations communities with a source of jobs and income for years to come. Two guarantees were approved in 2011 with construction on the projects now underway — the Lower Mattagami Project and the Mother Earth Renewable Energy Project.

2012 Ontario Budget

Supporting Municipalities

The government has a strong record of supporting and working with Ontario municipalities and is committed to removing the burden of funding social assistance benefit programs from the property tax base. These programs are more appropriately supported by provincial revenues rather than local property taxes. In addition, this year, the Province began the upload of court security and prisoner transportation costs.

These uploads build on other provincial initiatives including funding provided through the Ontario Municipal Partnership Fund (OMPF) and the provincial gas tax program. As a result, the government’s ongoing support to municipalities has increased to $3.2 billion in 2012 — almost three times what it provided in 2003.

Chapter I: Transforming Public Services

The government will honour its commitment to continue the uploads as agreed upon with municipalities through the Provincial-Municipal Fiscal and Service Delivery Review in 2008. As a result, by 2018, when the uploads have been completed, municipal budgets will see a total net benefit of $1.5 billion per year.

Ontario Municipal Partnership Fund

Consistent with the 2008 agreement between the Province and municipalities, the OMPF will be phased down to $500 million by 2016. In the coming months, the government will be reviewing how the OMPF works and seeking advice from its municipal partners on how to more effectively meet their needs while remaining within the program’s identified envelope.

Despite the agreed-upon phase-down of the OMPF, overall provincial support to municipalities will continue to increase, with provincial uploads more than offsetting the reduction to the program (see Table 1.4).

TABLE 1.4	Provincial Support Continues to Increase as OMPF Is Phased Down

($ Millions)

	2013	2014	2015	2016
Provincial Uploads	1,360	1,490	1,630	1,770
OMPF	575	550	525	500

Combined Support	1,935	2,040	2,155	2,270

2012 Ontario Budget

Service Delivery Efficiencies

The government will continue to work with its municipal partners to seek opportunities to improve service delivery and achieve greater efficiency. For example, the Province is currently working with the City of Toronto to enter into an agreement for the Province to provide the administrative service for the housing allowance component of the recently announced Investment in Affordable Housing initiative — a program that will provide increased flexibility to meet local housing needs. This type of intergovernmental delivery agreement would provide a model for improved program efficiency, while recognizing the role of municipal service managers in making decisions regarding local housing programs.

Gaming Support for Municipalities

Host municipalities of Ontario Lottery and Gaming Corporation (OLG) operated casinos, slot facilities and commercial casinos receive a portion of gross slot-machine revenue or fixed payments respectively. For 2012–13, these payments are estimated at $91 million and will help offset infrastructure and service costs. (See Chapter II, Section G: Details of Ontario’s Finances, for more details.)

Provincial Offences Act (POA)

Uncollected fines related to the POA are a growing problem, and municipalities have called on the Province to assist in collecting these fines. Ontario is committed to supporting municipalities in their efforts to recover these unpaid fines and is proposing additional collection mechanisms that would assist in this regard.

In particular, the Province is proposing a mechanism whereby the issuance or renewal of vehicle licence plates would be refused for unpaid POA fines related to the operation of vehicles. As well, the Province is proposing a mechanism whereby unpaid POA fines would be set off against tax refunds issued by the Canada Revenue Agency (CRA).

Chapter I: Transforming Public Services

Ontario will consult with municipalities, the CRA and other stakeholders in the development and implementation of these proposals and on other potential collection mechanisms that could improve the recovery of unpaid POA fines.

Municipal Infrastructure

The government also remains committed to working with its municipal partners to help ensure the sustainability of core municipal infrastructure. Roads, bridges, water systems and wastewater systems account for approximately 70 per cent of the replacement value of municipal public infrastructure in Ontario, and are a critical component of a strong economy. Funding for municipal infrastructure has totalled approximately $13 billion since 2003.

2012 Ontario Budget

Financial Services and Capital Markets

The financial services sector continues to grow, providing a strong foundation for Ontario’s economy going forward. Toronto is the financial capital of Canada and, with the help of the government’s Open Ontario plan, reached the goal of becoming one of the top 10 financial centres in the world based on the Global Financial Centres Index. The government is continuing to update and adapt Ontario’s financial regulations to better protect investors and support a more vibrant financial services sector, including the securities and insurance industries.

Top 10 Global Financial Centres

1. London	6. Tokyo
2. New York	7. Chicago
3. Hong Kong	8. Zurich
4. Singapore	9. San Francisco
5. Shanghai	10. Toronto

Z/Yen Group Ltd. Annual figures as of September 2011.

Securities

The Ontario government continues to support a strong securities regulatory framework. Over half of Canadian securities industry GDP and employment and 80 per cent of market activity take place in Ontario. Accordingly, the Ontario Securities Commission (OSC) must be well equipped to respond to the challenges that arise in the capital markets that it is mandated to oversee.

In early 2012, the OSC released a Strategic Plan with details on strengthening its operations, including compliance and enforcement. This includes establishing an Office of the Investor as part of a wider strategy to engage investors more effectively.

Chapter I: Transforming Public Services

The OSC must remain a modern and effective securities regulator. The government plans to propose amendments to the Securities Act to:

•	clarify the procedures for the OSC to share investigative information with other regulatory and law enforcement authorities. Similar changes to the Commodity Futures Act would also be proposed;

•	allow the OSC to conduct hearings on a timelier basis; and

•

facilitate the OSC playing a greater role in educating investors and strengthening financial literacy — financial literacy is one of the building blocks that equips Ontarians to make informed investment decisions and protect their own interests.

The government also plans to propose legislative changes, for example, to Ontario’s personal property security legislation, to make it easier for businesses and financial institutions to provide or obtain a first-priority security interest in cash collateral. If enacted, these changes would support a competitive Ontario business climate, help meet Canada’s international financial reform commitments and mitigate financial system risk related to over-the-counter derivatives.

Ontario remains open to working with the federal and provincial governments to restructure Canada’s securities regulatory framework. This should include new discussions regarding the effectiveness of the Canadian Securities Administrators in meeting Ontario’s interests — safe, efficient and competitive capital markets for all Canadians.

Insurance

In 2010, the government made major changes to the auto insurance system. As a result, premiums are stabilizing for drivers across Ontario. Building on the success of the 2010 reforms, the government is taking action to tackle fraudulent and abusive practices, base insurance benefits on scientific and medical principles, and ensure its regulator continues to identify and respond to new and emerging issues. The government’s ongoing work in the area of auto insurance, including fraud, should continue to reduce the pressure on premiums.

2012 Ontario Budget

Auto Insurance Anti-Fraud Task Force

The government remains committed to combating insurance fraud and continues to support the Auto Insurance Anti-Fraud Task Force. The Task Force was announced in the 2011 Budget and delivered an interim report in December 2011. The government is working with stakeholders to address the Task Force’s early recommendations and has already:

•	enhanced auto insurance fraud training for police officers;

•	started a pilot project using the Health Claims for Auto Insurance database, which will allow health care providers to flag clinics that are misusing their credentials and cut down on identity theft;

•	amended regulations to ensure that treatments are provided as invoiced;

•	issued a Superintendent’s Guideline to ensure that insurers are not being invoiced for medical devices at a significantly higher than market rate;

Chapter I: Transforming Public Services

•	encouraged the industry to communicate the issue of fraud across a number of media platforms, and measure the current state of consumer engagement and awareness on the issue; and

•	required CEOs of automobile insurers in Ontario to annually attest that their accident benefit cost controls are effective and that legitimate claimants are treated fairly.

The Task Force recommended that the government should provide the Superintendent of Financial Services with the power to impose administrative monetary penalties for contraventions of legislation and regulations. The government is proposing amendments that will provide this authority in order to enhance regulatory effectiveness.

The Task Force is continuing its important work this year. Since the interim report, it has been building relationships with the Workplace Safety and Insurance Board (WSIB) and Crime Stoppers to share best practices in fraud prevention.

The Task Force’s final report will provide recommendations on the following:

•	regulation of health clinics;

•	other gaps in regulation;

•	establishment of a dedicated fraud unit;

•	consumer education and engagement strategy; and

•	a single web portal for auto insurance claimants.

Scientific and Evidence-Based Approaches

Scientific and medical knowledge on how to identify and treat a variety of injuries has improved remarkably over the last decade. The government will ensure, where possible, that insurance regulations reflect the most relevant science on identifying and treating injuries from automobile accidents. Clarity will help minimize disputes in the auto insurance system, ensure people get the treatment they need and ensure that treatments provided are based on medical evidence.

2012 Ontario Budget

Newer scientific and evidence-based approaches can be applied to serious and minor automobile accident injuries. Recommendations on a new Minor Injury Guideline, based on the latest research on successful treatment, are being developed. The government has also received the report of the Superintendent of Financial Services on catastrophic impairment based on the work of an expert panel. The government will make the Superintendent’s report public and will move forward to propose regulatory amendments in this area.

Modern Insurance Regulation

Ontario’s insurance regulator, the Financial Services Commission of Ontario (FSCO), will continue to modernize to meet today’s challenges. The government has welcomed the recommendations of the Provincial Auditor General, which will strengthen the oversight of the auto insurance system in particular. The government will further enhance the effectiveness of FSCO regulation of the insurance sector by proposing to:

•	engage in a review of the automobile insurance dispute resolution system;

•	strengthen the Superintendent’s authority regarding Unfair or Deceptive Acts or Practices;

•	clarify the Superintendent’s authority regarding rate and risk classification approvals;

•	support a Superintendent’s review of the profit provision benchmark in auto insurance rate change approvals;

•	work with insurers to explore the implications of voluntary usage-based auto insurance policies;

•	harmonize the timing of statutory automobile insurance reviews; and

•	improve solvency supervision of Ontario insurers.

Chapter I: Transforming Public Services

The 2011 Budget also noted the government’s intention to review and update Ontario’s Insurance Act. In this regard, the government is:

•

proposing amendments to the life insurance and accident and sickness insurance parts of the Insurance Act to enhance consumer protection, reduce regulatory burden, and harmonize with other Canadian jurisdictions; and

•

enhancing the effectiveness of its insurance regulation by proposing amendments to give the Superintendent of Financial Services the authority to impose administrative monetary penalties in the insurance sector.

2012 Ontario Budget

Other Actions Across Government to Balance the Budget

Balancing the budget requires significantly reduced growth in program expense. Achieving this goal while sustaining economic growth and protecting education and health care will require accelerating fundamental reforms to the way government does business.

Government Spending Per Capita

Ontarians receive value for money in the way public services are delivered. In 2011–12, Ontario’s per capita program spending is projected to be $8,560. This is the lowest among the provinces and 11 per cent below the average spent across the other nine provincial governments. Still, given the fiscal challenge, reform is required to balance the budget.

Chapter I: Transforming Public Services

“… spending is neither out of control nor wildly excessive. Ontario runs one of the lowest-cost provincial governments in Canada relative to its GDP and has done so for decades. And we must recognize that some important steps have been taken in the past few years to help manage costs, improve our prospects for future economic growth and enhance services to the public.”

Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, 2012.

Update on Savings of $1.5 Billion Announced in the 2011 Budget

The 2011 Budget announced savings of nearly $1.5 billion across government from 2011–12 to 2013–14. These savings were planned in three key areas: operational efficiencies and consolidation; streamlining programs; and further efficiencies in the health care system. Ministry budgets were adjusted to reflect these strategies, and the government remains on track to achieve the nearly $1.5 billion in planned savings.

2012 Ontario Budget

TABLE 1.5	Update to 2011 Budget Savings Strategies, 2011–12 to 2013–14

($ Millions)

Ministry	Description	Savings	Update
Operational Efficiencies and Consolidation
Across Government	Direct operating expense savings	(271)	On track
Across Government	Enterprise-wide Information and Information Technology savings	(36)	On track
Across Government	Capital project savings	(14)	On track
Major Agencies	Agency efficiencies	(200)	On track
Infrastructure Agency Consolidation	Merging Infrastructure Ontario (IO) and the Ontario Realty Corporation (ORC)	(10)	On track
Community Safety and Correctional Services	Prison modernization	(16)	On track and additional savings being realized from closures
Children and Youth Services	Consolidation of children’s aid societies	(9)	On track
Streamlined Programs
Research and Innovation	Streamlining research talent and business support programs	(76)	On track
Attorney General	Service efficiencies	(20)	On track
Efficiencies in the Health Care System
Community and Social Services	Savings in the Ontario Drug Benefit program resulting from existing drug system reforms	(249)	On track for expense reductions due to lower drug prices; however, program has experienced volume pressures
Health and Long-Term Care	Expansion of bariatric surgeries, reducing the need to fund treatments provided out of country	(21)	On track
Health and Long-Term Care	Proposed changes to improve alignment of funding for out-of- country services with services delivered in Ontario	(86)	On track
Health and Long-Term Care	Evidence-based management of health care spending and further savings from prescription drugs	(455)	On track and achieved additional Ontario Drug Program savings in 2011–12

Total 2011 Budget Savings		(1,463)

Note: Numbers may not add due to rounding.

Chapter I: Transforming Public Services

If No Action Is Taken

Strong action is required to balance the budget. The Conference Board of Canada and the Commission on the Reform of Ontario’s Public Services both released projections in February 2012 suggesting that if no action is taken to control growth in expense, a fiscal gap will emerge that would put the Province on a path towards growing deficits and debt.

This analysis illustrates what could happen if spending continues to increase due to factors such as inflation, population growth, demographic changes and higher demand for services, and no action is taken to meet the resulting fiscal challenge.

Using a similar “what-if” analysis, it is estimated that a fiscal gap of $13.9 billion would arise in 2014–15 against the government’s deficit target that year if the action outlined in this Budget is not taken.

2012 Ontario Budget

The government is taking action to protect the services Ontarians depend on. By managing growth in expense, the government will meet a significant part of the challenge. By proposing new revenue measures, the government is demonstrating its balanced approach to meeting its deficit targets.

Without these revenue and expense measures, the provincial deficit would approach $25 billion in 2014–15, largely due to program expense growing at an average annual rate of almost four per cent.

TABLE 1.6	Impact of Measures on Medium-Term Fiscal Outlook

($ Billions)

	2012–13	2013–14	2014–15
Total Revenue before Measures	111.9	114.7	118.4
Expense
Programs before Measures	117.8	122.3	128.4
Interest on Debt	10.7	11.5	13.1

Total Expense before Measures	128.5	133.8	141.5

Reserve	1.0	1.2	1.5

Surplus/(Deficit) before Measures	(17.6)	(20.3)	(24.6)

Less: Expense Measures	(2.0)	(5.3)	(10.4)
Add: Revenue Measures	0.3	1.4	2.7
Less: Lower Interest on Debt Expense as a Result of Measures	(0.1)	(0.3)	(0.8)

Surplus/(Deficit)	(15.2)	(13.3)	(10.7)

Note: Numbers may not add due to rounding.

Chapter I: Transforming Public Services

Over the next three years, there are four dollars of expense measures being taken for each dollar of revenue measures. This means that program spending will be reduced by a cumulative $17.7 billion compared to what it would have otherwise been — ensuring that average annual growth in program spending is held to 1.0 per cent between 2011–12 and 2014–15.

2012 Ontario Budget

TABLE 1.7	Impact of Fiscal Actions

($ Billions)

	2012–13	2013–14	2014–15	3-year impact

Expense Measures
Expense Management Measures	(1.0)	(1.7)	(2.2)	(4.9)
Compensation Restraint[1]	(0.9)	(2.1)	(3.0)	(6.0)
Cost Avoidance	(0.1)	(1.5)	(5.2)	(6.8)

Total Expense Measures	(2.0)	(5.3)	(10.4)	(17.7)

Revenue Measures
Freeze the Corporate Income Tax Rate at 11.5 Per Cent, If Passed	0.1	0.5	0.8	1.5
Freeze Business Education Tax Reductions	0.1	0.2	0.3	0.6
Modernize the Ontario Lottery and Gaming Corporation	(0.1)	0.2	0.5	0.6
Optimize Liquor Control Board of Ontario Revenue Potential	—	—	0.1	0.1
Enhance Revenue Integrity and Other Measures	0.1	0.3	0.5	1.0
Fee Changes to Move Closer to Full Cost Recovery	0.1	0.2	0.4	0.6

Total Revenue Measures	0.3	1.4	2.7	4.4

Total Direct Impact of Fiscal Actions	2.3	6.7	13.1	22.1

Interest on Debt Expense Avoided	0.1	0.3	0.8	1.1

Ratio of Expense Measures to Revenue Measures				4:1

[1]	Includes compensation restraint for school boards, payments to physicians and public servants.

Note: Numbers may not add due to rounding.

Chapter I: Transforming Public Services

Table 1.8 provides a summary of the $4.9 billion in savings planned over the next three years. These savings are planned through removing overlap and duplication, more efficient delivery models and focusing on core business. The remaining $12.8 billion consists of $6.0 billion in government actions to restrain compensation — for school board employees, payments to physicians and public servants — and $6.8 billion to contain costs across the broader public sector.

TABLE 1.8	Expense Management Measures, 2012–13 to 2014–15

($ Billions)

	2012–13	2013–14	2014–15	3-Year Total
Removing Overlap and Duplication	(0.1)	(0.1)	(0.4)	(0.5)
More Efficient Delivery Models	(0.1)	(0.3)	(0.5)	(0.9)
Focusing on Core Business	(0.8)	(1.3)	(1.4)	(3.5)

Total	(1.0)	(1.7)	(2.2)	(4.9)

Note: Numbers may not add due to rounding.

By taking action to manage expense, the government has succeeded in meeting a significant part of the challenge. Additionally, the government is taking a balanced approach through reasonable revenue measures to maintain existing investments in jobs and growth, such as full-day kindergarten, smaller class sizes and the 30% Off Ontario Tuition grant for postsecondary education. Taken together, these restraint measures would ensure the government remains on track to balance the budget.

2012 Ontario Budget

The McGuinty government’s approach to managing spending is not just about saving money. It is also about reforming programs and services to ensure they continue to deliver results on a sustainable basis. A relentless, systematic commitment to making government more efficient and more effective is the best way to combine strong fiscal management with a commitment to education and health care.

This approach does not involve across-the-board program cuts, which would reverse the significant gains in education and health care achieved over the past several years and undermine the foundations of the Province’s long-term economic prosperity.

“Avoid across-the-board cuts. Such a blunt tool treats equally a valuable, efficiently run program and one that is outdated and sloppily managed. This is dumb. Spending should be aligned with government priorities so that high-priority initiatives are adequately funded while lower-priority programs are either cut substantially or eliminated outright. Across-the-board cuts represent an abdication of the government’s responsibility to make real, and often difficult, decisions.”

Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, 2012.

As part of the plan to manage spending and balance the budget, the government has committed to funding any new spending or unforeseen expenditures from savings in other areas.

Chapter I: Transforming Public Services

A Long-Term Plan for Public-Sector Compensation

Today, the most important thing the Ontario government can do to strengthen the economy is to balance the budget. The government’s five-year plan to balance the budget by 2017–18 requires spending growth of less than one per cent per year on average between now and then, while ensuring long-term sustainability of core public services such as health, education, postsecondary education and social services.

The government is committed to securing the key results achieved over the past eight years: moving forward with full-day kindergarten; keeping smaller class sizes in the early grades; internationally recognized progress in the province’s schools; better access to physicians and lower health care wait times; and ensuring all qualified students have access to affordable college and university education.

To achieve the fiscal plan and protect the health and education services families most rely on, the government’s plan requires strong management of current and future compensation costs, including wages, benefits and pensions. Compensation costs account for the majority of Ontario-funded program spending, either paid directly through the Ontario Public Service (OPS) or as part of the government’s transfer payments to schools, hospitals and other public-sector partners. While the length of individual collective agreements may vary, restraining public-sector compensation costs for the full five years of the plan is critical to balancing the budget.

The need to manage public-sector compensation costs not only reflects the government’s plan; it is also inherent from the fiscal frameworks and policy approaches of all political parties represented in the Ontario legislature. All parties agree on the need to balance the budget by 2017–18. All parties, through their election platforms, assumed rates of program spending growth similar to those included in the 2011 Budget and in the government’s current fiscal plan. None of the parties identified additional money in their platforms to fund increases in compensation for public-sector employees.

2012 Ontario Budget

A Balanced Approach

This government respects the collective bargaining process. Responsible employers and bargaining agents can, through tough and realistic bargaining, reflecting Ontario’s economic circumstances, increase productivity, maintain services and ensure fiscal sustainability. This view is consistent with the protections afforded to collective bargaining under the Supreme Court of Canada’s interpretation of the Charter of Rights and Freedoms.

Much has been achieved over the past two years. During this time, employers and bargaining agents have worked to reach settlements with moderated wage increases. Ontario public-sector settlements are now below the average of those in the private sector, municipal sector and the federal public sector.

Through the depths of the recession, the government respected collective agreements, a reflection of its regard for the collective bargaining process. And now, as Ontario emerges from the recession and new collective agreements are being negotiated, the government intends to continue to respect the collective bargaining process.

The fiscal plan provides no funding for incremental compensation increases for new collective agreements. The government will take further steps to manage public-sector compensation. It accepts the findings of the Commission on the Reform of Ontario’s Public Services that short-term approaches undermine long-term sustainability. Previous governments relied largely on across-the-board and short-term frameworks, which led to inevitable compensation pressures and failed to protect services or secure consistent savings. This Budget adopts a more realistic and effective approach.

Chapter I: Transforming Public Services

As the Commission also pointed out, total compensation includes multiple components. Wages, benefits, pensions, premium pay, overtime and grid movement provisions are all important elements of compensation that must be considered as part of a balanced approach to ensuring that labour agreements are linked to public-sector service sustainability and improved productivity so that fiscal goals are met, the deficit is reduced and then eliminated, and key services such as health care and education are preserved.

A balanced approach also requires an appreciation of the links between labour relations, compensation, productivity and services; a commitment to dialogue; respect for Charter rights; and the resolve to ensure that long-term sustainability of public services is put ahead of short-term goals. The compensation plan in this Budget takes a balanced approach and is consistent with the direction of the Commission’s recommendations.

Provincial Compensation Framework

In 2012, the agreements with the government’s largest and most directly funded employee groups will expire. Those agreements, with teachers and others in the education sector, and Ontario Public Service employees, are worth over $20 billion.

The government has begun facilitating negotiations and discussions with school boards and unions. In those discussions, the government has proposed parameters that, if accepted, would allow full-day kindergarten to continue to roll out as scheduled, keep class sizes at current levels and continue the focus on students and classrooms. This will help protect nearly 10,000 teaching positions, including 3,800 for full-day kindergarten, and 9,700 non-teaching positions while sustaining and improving educational achievements.

2012 Ontario Budget

Another area that accounts for a substantial portion of funding for services for Ontarians consists of payments to doctors under Ontario’s health insurance plans. These payments represent $11 billion or 23 per cent of health care costs. The government has begun discussions with doctors in connection with the fee schedule for insured services and other issues and is aiming, through the discussions, to make health care better for patients while keeping total physician compensation at current levels.

Later this year, the government will be setting mandates to negotiate with OPS employees, represented by the Ontario Public Service Employees Union (OPSEU) and the Association of Management, Administrative and Professional Crown Employees of Ontario (AMAPCEO). The government intends to negotiate agreements that live within this Budget’s fiscal plan while enhancing productivity and facilitating public-sector transformation.

The Ontario government is approaching negotiations asking a very simple question: what must be achieved to deliver on the fiscal plan? The government intends to work through the collective bargaining process to reach agreements with its partners that will maintain the progress in core public services — particularly in health care and education — that Ontarians now depend on.

Chapter I: Transforming Public Services

Protecting Gains in Health Care and Education

Physicians play a critical role in providing health care and in Ontario they are well compensated. Average payments to physicians through OHIP have increased by over 50 per cent since 2003. Physicians have also benefited from tax changes that provide them with a competitive corporate tax rate and support their families through income-splitting. The government will build on this base of support to manage health care costs through the OHIP schedule of benefits to ensure that the fiscal plan for health care is achieved.

Since 2003, the government has supported significant improvements in student achievement. Test scores and graduation rates have increased while relationships with key stakeholders in the sector, including teachers and other employees, have been stable and peaceful. Since 2002–03, over 10,000 new teachers — a 12 per cent increase — have been added to the system and per-student funding has increased by 55 per cent. The government will build on this base of support to manage education sector costs through the Grants for Student Needs to ensure that the fiscal plan for the sector is achieved and the implementation of important initiatives — such as full-day learning for four- and five-year-olds — can continue as planned.

The government will continue to respect existing collective agreements in the broader public sector (BPS). As agreements expire, the government expects all BPS partners to bargain responsibly, as the government is doing with school boards, trustee associations and education sector unions, reflecting the fiscal circumstances of the Province and significant income and employment gains over the past eight years.

In future negotiations, the priority must be to protect the gains made in Ontario’s public services. Public-sector employers and bargaining agents should seek compensation agreements that allow the government to live within its fiscal plan while preserving results in Ontario’s schools, health care system and broader public services. As such, the government expects its partners to consider not only current and future compensation, but also those aspects of collective agreements that enhance productivity and facilitate public-sector transformation.

2012 Ontario Budget

The government fully expects employers and bargaining agents to reach responsible settlements that are respectful of fiscal realities and also maintain vital public services. Where agreements cannot be reached that are consistent with the government’s plan to eliminate the deficit and protect priority public services, or in the face of significant disruption, the government is prepared to propose necessary administrative and legislative measures.

Beyond current and upcoming bargaining, there is a need over the long term to streamline public-sector collective bargaining in Ontario. Currently, there are nearly 4,000 collective agreements in the BPS. To increase effectiveness and value for money, the government will move towards greater centralization of bargaining over time, reducing transaction costs for all parties to negotiations. It will conduct a review of collective bargaining best practices to determine the most appropriate path forward.

The government also recognizes the need for more transparency in collective bargaining outcomes. This includes the need to ensure that bargaining will be supported by better, publicly available data related to all elements of compensation, including wages, benefits and pensions.

Interest Arbitration

The need for greater transparency and accountability also applies to interest arbitration. To make arbitration more transparent, accountable and efficient, the government is proposing legislation that would:

•	require written submissions by both parties in arbitration;

•	require written rationales by the arbitrator when requested by either party;

•	require that arbitration decisions be delivered in less than 12 months, subject to extension in exceptional circumstances; and

•	in cases where a decision is not delivered within 12 months, the Ontario Labour Relations Board would issue the final award for the parties.

Chapter I: Transforming Public Services

The government will also begin a dialogue with those employers with significant numbers of employees and a material impact on the Province’s fiscal plan, and who have automatic access to arbitration, about additional tools they may need to live within their funding envelopes while protecting services. The government will consider proposals that respect the collective bargaining process and will hear submissions from employers, bargaining agents and other stakeholders on additional tools necessary to live within their funding allocations. In particular, the government is interested in submissions based on practices in other Canadian provinces.

Public-Sector Pensions

Public-sector defined benefit pension plans are an important source of retirement security for many Ontarians. The government believes in a strong pension system. It has a strong track record of pension reform, has passed the most significant reforms to Ontario pension law in over two decades, and has led the national charge for a stronger retirement system, including a modest enhancement to the Canada Pension Plan (CPP).

Sustainability and affordability are key pillars of any pension system. Canada’s retirement income system is recognized as one of the best in the world in part because of responsible choices made to make the Canada Pension Plan sustainable. Unlike U.S. and some European public pensions, the CPP is now projected to be sustainable for the next 75 years. Ontario’s pension funds are recognized as some of the best managed in the world — again in part due to responsible decisions to ensure good governance and professional investment management.

“Over the past ten years [the Ontario Teachers’ Pension Plan] has had the highest total returns of the biggest 330 public and private pension funds in the world.”

The Economist, “Maple Revolutionaries: Canada’s Public Pension Funds Are Changing the Deal-Making Landscape,” March 2012.

2012 Ontario Budget

As the Commission on the Reform of Ontario’s Public Services made clear, pension costs are one of the fastest-growing line items in the budget. These rising costs, made worse by the impact of the global recession and low interest rate environment on plan assets, make it more difficult to balance the budget and maintain the results achieved in health care and education. The Commission forecast that, if no changes are made, the cost of pensions would nearly double between this fiscal year and 2017–18.

At the same time, many plans are currently experiencing sustainability challenges, due not only to market forces but also to demographic changes. With employee contributions in some plans scheduled to increase to more than 13 per cent of salary, many employees have also expressed a desire to limit future contribution increases. Strong action today will limit taxpayer exposure to pension expense, protect priority public services such as health care and education, and put pensions on a sustainable track for the future.

In this Budget, the government is taking action to make public-sector pensions more affordable for taxpayers and sustainable for pension plan members.

Jointly Sponsored Pension Plans

Most of the largest Ontario public-sector pension plans are jointly sponsored. These plans are unique in that they are jointly governed by employees and employers and both have agreed to share the risks of funding shortfalls. These large pension plans account for almost 80 per cent of the Province’s direct pension expense.

The government recognizes the demographic and financial market challenges facing these plans and will consult on measures that would help make them sustainable and affordable for members as well as all Ontarians. To meet this goal, the government proposes to focus on ensuring that measures used to improve plan funding do not add to employer and taxpayer expense, beyond what has already been agreed to. The government also wishes to ensure that all jointly sponsored plans move to 50–50 funding between employers and employees.

Chapter I: Transforming Public Services

Following consultations, the government will introduce appropriate legislation to help achieve these objectives. The government will consult with its partners to develop a legislative framework involving the following parameters:

•	in case of a deficit, plans would be required to reduce future benefits or ancillary benefits before further increasing employer contributions;

•	in exceptional circumstances, a limit would be set on the amount or value of benefit reductions before additional contribution increases could be considered;

•	any benefit reductions would involve future benefits only, not those that have already been accrued. Current retirees would not be affected;

•	where employee contributions are currently less than employer contributions, increased employee contributions would also be available as a tool to reduce pension deficits;

•	where plan sponsors cannot agree on benefit reductions through negotiation, a new third-party dispute resolution process would be invoked; and

•	the framework would be reviewed after the budget is balanced.

Single-Employer Public-Sector Pension Plans

Many Ontario public-sector employees, particularly in the university and electricity sectors, are members of single-employer pension plans. Under these plans, the employer is solely responsible for funding shortfalls. Employers typically contribute more than plan members — in some cases, two or three times more. When these plans are in deficit, as many of them are today, the difference between employee and employer pension costs grows even wider.

2012 Ontario Budget

As with jointly sponsored pension plans, the government believes that single-employer public-sector plan members should share the ongoing cost of their pension benefits equally with the employer. These increasing employer pension costs are absorbing funding that is critically needed for public services. The government will consider a variety of tools to enhance the sustainability of single-employer public-sector pension plans, while freeing up funds for public services. The government:

•	expects that single-employer public-sector pension plans will move to a 50–50 cost sharing formula for ongoing contributions within five years;

•

will adjust temporary solvency relief measures to encourage these plans to implement 50–50 cost sharing within the five-year transition period. Employers would continue to be responsible for plan deficits; and

•

will support efforts to convert current single-employer defined benefit public-sector pension plans to jointly sponsored pension plans with equal cost-sharing. The government intends to remove a barrier to the creation of new jointly sponsored pension plans specific to the electricity sector following consultations with stakeholders.

More Efficient, Effective Pension Asset Management

A strong pension system also means maximizing the effectiveness of asset management. Ontario’s large pension plans are internationally recognized for their cost-effective, professional approach to investment. The Ontario Teachers’ Pension Plan was an early adopter of the model wherein a fund invests directly and manages its portfolio internally. Over the past decade, the plan has had the highest total returns of the 330 largest public- and private-sector pension funds in the world.

Many studies show the benefits of scale in pension plan management. Although most public-sector pensions in Ontario are held in larger funds, a large number of pension plans lack the scale that experts say is required to optimize investment returns. For example, the 20 publicly funded universities in Ontario have more than 25 pension plans.

Chapter I: Transforming Public Services

A recent study from the International Centre for Pension Management suggested that large plans outperform smaller plans by between 43 and 50 basis points per year.

The government intends to introduce framework legislation in the fall of 2012 that would pool investment management functions of smaller public-sector pension plans in Ontario. Under this framework, management of assets could be transferred to a new entity or to an existing large public-sector fund. The government will appoint an adviser to develop the framework, working with affected stakeholders and building on Ontario’s internationally recognized model for pension plan management.

Executive Compensation

The government is continuing to take action to manage compensation costs by proposing to extend the pay freeze for executives at Ontario’s hospitals, colleges, universities, school boards and agencies for another two years. This would mean their pay will have been frozen for four years.

The extended freeze would apply to the presidents and vice presidents of hospitals, provosts and deans of universities and colleges, directors and superintendents of school boards and also to the leadership teams of Ontario’s hydro companies. Regulations would also be proposed to capture certain other organizations and agencies such as Ornge, LHINs, LCBO and OLG. The extended freeze would also apply to office holders of these organizations who are full-time members of their governing boards.

Base salaries would be frozen. Performance pay for eligible executives would be restricted to successful implementation of measures to reduce costs while protecting front-line service, achievement of articulated government priorities or achievement of performance improvement targets set out in an annual quality improvement plan developed under the Excellent Care for All Act, 2010.

2012 Ontario Budget

For the first time, those making hiring decisions in Ontario’s hospitals, universities, colleges and school boards would be required to use benchmarks from other Canadian public-sector institutions to set compensation. They would also be required to report publicly on these benchmarks.

These measures, if passed, will increase transparency and ensure that those at the top lead by example.

It is also proposed that MPPs’ pay would be frozen for another two years, bringing the total length of their pay freeze to five years.

These efforts to manage compensation build on the initiative to reduce executive office costs by 10 per cent at hospitals and universities/colleges and certain other public-sector organizations, as announced in the 2011 Budget.

Chapter I: Transforming Public Services

Managing the Size of the Ontario Public Service

As part of the government’s plan to manage responsibly and eliminate the deficit incurred as a result of the recession, the 2009 Budget announced measures to make the Ontario Public Service (OPS) more efficient by reducing its size by five per cent or approximately 3,400 full-time equivalent (FTE) staff over three years through attrition and other measures. The government will achieve the five per cent reduction by March 31, 2012.

In the 2011 Budget, the government expanded on this target by committing to a further reduction of 1,500 full-time equivalent staff by March 31, 2014. It will achieve nearly 1,000 reductions in full-time equivalent staff over the next two years towards this commitment.

2012 Ontario Budget

Once fully implemented, these measures will reduce the OPS by 4,900 full-time equivalent staff in total and will save almost $500 million a year.

As the government moves forward on plans approved as part of this Budget, it will continue to explore opportunities to provide more value for each dollar, including looking at what services could be delivered more efficiently and effectively by another entity, such as another level of government, a not-for-profit or a private-sector organization. This would help reduce staff on the government’s payroll and allow the government to focus on its core priorities.

Some transformational initiatives that could lead to reduced staffing or a transfer of jobs outside the public sector include:

•	ServiceOntario’s expanded use of public-private partnership models to deliver more services online;

•	expanding the Delegated Administrative Authorities model to improve efficiencies, achieve associated reduced costs to taxpayers, improve regulatory outcomes and continue government oversight;

•	identifying ways to deliver Ontario Northland Transportation Commission services more efficiently by the private sector; and

•	expanding the role of the private sector in OLG’s operational activities, creating greater efficiencies.

Chapter I: Transforming Public Services

Comparison of Public Service Staffing Levels

Ontario delivers government services with the lowest number of provincial public servants at 7.4 per 1,000 of population, and will strive to improve on this as the government moves forward on transformation over the longer term.

In the mid-1990s, both the federal and provincial governments responded to an economic downturn by constraining expenditures, which in turn reduced the number of public-sector employees.

Since 2003, reinvestments in public services in Ontario have resulted in modest growth to public service staff levels; however, the current size of the OPS is 14 per cent below 1995 levels. During the same period, the size of the federal public service has increased by nine per cent.

2012 Ontario Budget

Removing Overlap and Duplication

The government continues to eliminate overlap and duplication wherever possible by transforming and modernizing processes to deliver services and programs in the most efficient and effective manner. These reforms leverage expertise across programs and functions in government and will allow all partners to focus on core businesses, while reducing costs and improving services. This will free up funds to reinvest in front-line services and reduce the deficit.

In addition to the actions highlighted below, this Budget contains initiatives to remove overlap and duplication in direct business support programs, employment and training programs, income-related benefits, trade promotion activities, collective bargaining, pension investment management, and federal–provincial relations.

Centralizing Collection Functions Across Government

The government is directing the Ministry of Finance to develop a legislative framework that would provide the ministry with authority to consolidate and collect all provincial debts owed to the Crown and review the use of tax collection tools on non-tax debt. Centralizing collections can result in significant efficiencies and is expected to generate additional revenues of $25 million annually by 2014–15. The Ministry of Finance’s cost for collecting one dollar of tax revenue is four cents, whereas the non-tax revenue portfolio that is contracted out to private collection agencies costs up to 16 cents for every dollar collected.

Chapter I: Transforming Public Services

Using Digital Imaging to Reduce Paperwork and Improve Efficiencies

The Ministry of Finance will continue to work with other ministries across the OPS to leverage its imaging and data capture technologies and expertise to reduce program costs and enable faster delivery of services to the public. For example, as a result of the successful partnership with the Family Responsibility Office, the time it takes to update case information has been reduced from about 30 days to within 48 hours. Over time, digital imaging and data capturing technologies will reduce the size of the government’s office-space footprint by converting millions of paper files to protected electronic records.

Enhancing Audit Functions

The government is introducing legislative authority in the Budget Bill that would permit the Ministry of Finance to perform compliance audits with respect to government-funded programs on behalf of other ministries and broader public-sector entities. This consolidation of the government’s regulatory audit functions would generate savings for the Province and eliminate the need for multiple ministries to inspect and audit the same companies throughout the year. This initiative is expected to generate additional revenues of $50 million annually by 2014–15.

The government will also further streamline investigative audit functions, including forensic and accounting services, through a mix of consolidation and service level agreements. This transformation will result in enhanced coordination and service delivery, greater efficiencies, and opportunities to strengthen fraud prevention training, tools and awareness.

2012 Ontario Budget

Prison Modernization

The 2011 Budget announced the closure of underutilized prisons in Owen Sound, Walkerton and Sarnia, and the partial closure of Toronto West Detention Centre.

In this Budget, the government is moving ahead with fully closing the Toronto West Detention Centre, as well as the closure of the Brantford and Chatham jails. This plan will help modernize Ontario’s correctional facilities and achieve greater efficiencies. Full closure of the Toronto West Detention Centre will achieve additional savings of $23 million in 2013–14 and $28 million in 2014–15.

Collaborative Purchasing in the Broader Public Sector

The government will continue pursuing savings and efficiencies across the broader public sector by leveraging or further capitalizing on existing collective purchasing capacity and working with health care institutions, school boards and postsecondary institutions to develop participation targets for collaborative procurement. Increased coordination of strategic sourcing, contract management and product/process standardization will contribute to potential cost savings of six to eight per cent as referenced in the report of the Commission on the Reform of Ontario’s Public Services.

Agency Reduction

The government has achieved its five per cent agency reduction target and is proposing to:

•

amend the Development Corporations Act to dissolve three statutory corporations: the Ontario, Northern Ontario and Eastern Ontario Development Corporations as was previously announced as part of the government’s agency reduction strategy; and

•	repeal the Research Foundation Act, which would dissolve ORTECH Corporation as was previously announced as part of the government’s agency reduction strategy.

Chapter I: Transforming Public Services

More Efficient and Effective Delivery Models

In the 2011 Budget, the government committed to revisiting and scrutinizing existing assumptions and traditional public service delivery models.

It will continue to look for more effective and efficient delivery mechanisms, including new partnerships with the private sector, not-for-profit sector or other levels of government.

The government will act based on evidence of what delivery model provides the best and most cost-effective results.

ServiceOntario

The 2011 Budget announced the government would explore alternative service delivery models, including leveraging private-sector investments and expanding ServiceOntario’s one-stop delivery network to other lines of business.

ServiceOntario provides Ontarians with fast, easy access to government information and services, including registrations, certifications and licensing. This innovative government organization already has an exceptional track record — customer satisfaction increased from 75 per cent in 2008 to 93 per cent in 2011. Birth and marriage certificates are delivered on time in 99.8 per cent of cases, and money-back guarantees are offered when they are not. Despite this high performance, there is still room for improvement.

Over the past year, the government met with municipalities and the federal government to discuss options to expand service delivery. With the help of outside experts, the government also explored the benefits of private-sector involvement. This exercise uncovered significant opportunities to employ private capital and expertise to reduce costs and improve operations.

2012 Ontario Budget

For example, when a client goes to a ServiceOntario office it costs the government five times as much as the same transaction performed online. Greater efficiencies can be gained by driving customers to a lower-cost, online channel. However, unlocking these benefits entails a substantial, upfront investment. Optimizing ServiceOntario’s core business, including the development and build-out of online services, is projected to cost approximately $100 million. In the current fiscal context, this kind of investment is not feasible. Instead, the government will use private-sector capital to keep taxpayer dollars devoted to the highest-priority public services, such as schools and health care.

The 2012 Budget announces proposed legislation that would enable the government to pursue a number of potential public–private partnership models for ServiceOntario to advance these strategic objectives, while continuing to set customer service standards and ensure protection of privacy and personal data. The proposed legislation would also amend a number of statutes to enable both public–private partnerships and the ongoing transformation of services, including the continued adoption of online services.

Over the coming months, subject to the passage of proposed legislation, the government will finalize its preferred approach and move forward with a competitive process to secure a public–private partnership for the development of ServiceOntario.

The government will draw upon lessons learned and successes from previous public–private partnerships to guide its decisions in developing an approach for ServiceOntario. Two examples include the previous government’s lease of the Highway 407 Express Toll Route (ETR), and the current government’s extension of Teranet’s licences to provide electronic land registration and writs services. The electronic land registration model, as shown in Table 1.9, demonstrates how a public–private partnership can be designed in a manner that can protect appropriate public interests, while maximizing value.

Chapter I: Transforming Public Services

TABLE 1.9	Comparison of Highway 407 ETR and Teranet Transactions

	Highway 407	Teranet
Term	99 years	50 years
Transaction	Land lease	Licence
Control over fee increases	The Province has no approval rights with respect to toll increases.	The Province must initiate or consent to fee increases for statutory services. Certain fees, beginning in 2015, will be adjusted annually by 50 per cent of the Consumer Price Index.
Ongoing provincial revenues	No ongoing revenues are received by the Province.	The Province will receive royalty payments from Teranet after March 31, 2017.
Provincial participation rights	No provincial participation rights.	The Province could receive additional one-time payments or additional royalty payments if Teranet earns extraordinary profits.

Better Outcomes with New Partnerships

The cost of services to people is increasing at an unsustainable rate and the government must pursue innovative ways to transform and improve service delivery while reducing costs. In practice, alternative financing and outcomes-based procurement have been successful in jurisdictions around the world in lowering costs to government while sustaining or improving outcomes for families and individuals who depend on these services.

The Province will explore opportunities to develop new partnerships that encourage improved outcomes at a lower cost by transforming traditional approaches to the delivery of services to people. Over the next 12 to 18 months, the Province will draw on experiences in other places to find pilot projects where new service delivery models can be initiated. Infrastructure Ontario’s internationally recognized expertise in external contracting and project management will help the government undertake pilot projects in a way that will maximize competition and make the most of marketplace capital and ingenuity. Infrastructure Ontario will work with line ministries and with external groups, such as MaRS. Partnerships would be structured according to the needs of the market and service providers.

2012 Ontario Budget

This work builds on the Province’s commitments to social innovation and will require social entrepreneurs, innovators, investors and philanthropists to work with government and local providers to deliver services to people.

TVO

TVO is funded primarily by the Ministry of Education and has been providing quality educational programming to Ontarians for more than 40 years. TVO is pursuing opportunities to generate new revenue streams. The government will work with the agency to help it achieve these goals, while protecting the integrity of children’s educational programs.

TVO will generate new revenue to reduce its dependence on government grants, while remaining publicly owned. This will allow it to continue as a publicly owned broadcaster providing innovative educational media while focusing taxpayer dollars on providing greater access to education.

Realty Transformation Strategy

The government’s main business is to provide services to the public. Being a landlord should not be a core function of government; the private sector can manage office space better and at lower cost. For that reason, the government is transforming the way it manages its real estate holdings.

Currently, ministries do not always pay market rent for their office space. Through the Realty Transformation Strategy, the rent charged to ministries will increase to help drive efficient use of government office space. By encouraging ministries to use space more efficiently, the strategy will reduce the Ontario Public Service’s footprint when fully implemented by about one million square feet in Toronto — comparable to 43 storeys in an office tower — or from the current average of more than 250 square feet per employee to less than 200 square feet per employee. In addition, the government will look for opportunities to divest itself of ownership of buildings where it makes sense. Divesting ownership of buildings could generate more than $500 million. This would free up resources to focus on what matters to Ontario families — health care, education and jobs — without jeopardizing the government’s commitment to the communities in which it operates.

Chapter I: Transforming Public Services

Delegated Administrative Authorities (DAAs)

Since 2003, the government has modernized the delivery of public services. Building on its record of efficiency and accountability, the government is proposing to move forward with more efficient delivery models for public services and expand the use of DAAs across government.

Delegated Administrative Authorities are self-financing, not-for-profit corporations that operate at arm’s length from government. They set their own fees and are entirely funded through the fees collected from industry. The government retains overall accountability for DAAs and maintains oversight through various accountability mechanisms (including administrative agreements and regular performance reporting).

Advantages of the DAA model could include improved efficiencies, associated reduced costs to taxpayers, improved regulatory outcomes and continued government oversight. For example, between 1996 and 2010, inspection services formerly offered by government that were moved to a DAA model saw:

•	real estate brokerage inspections increase by 86 per cent;

•	travel agency/wholesaler inspections increase by 87 per cent; and

•	motor vehicle dealer inspections increase by 25 per cent.

Further, since 2006 DAAs have delivered other positive outcomes:

•	electrocutions in Ontario have decreased by 50 per cent;

•	serious injuries involving elevators have decreased; and

•	over 1,300 convictions have been achieved against illegal builders.

The Ministry of Consumer Services provides oversight for eight DAAs, including the Ontario Motor Vehicle Industry Council, Real Estate Council of Ontario and Travel Industry Council of Ontario.

2012 Ontario Budget

The DAA is an effective service delivery model that provides regulatory oversight while improving regulatory efficiencies. It is consistent with best practices for accountability and governance, and builds on the government’s commitment to provide the best services for all Ontarians. The government will explore new DAA opportunities where it can be shown that they would strengthen consumer protection and public safety, while maintaining effective oversight and reduce regulatory red tape and costs.

The government is proposing to amend the Funeral, Burial and Cremation Services Act, 2002 and Funeral Directors and Establishments Act to allow one of the Ministry of Consumer Services’ current administrative authorities to set its own fees, consistent with other DAAs.

Ministry of Natural Resources Transformation

To enable the Ministry of Natural Resources to transform the stewardship and conservation of Ontario’s natural resources in the most fiscally responsible way, the ministry is proposing to:

•	transform key parts of its legislation, regulations, policies and guidelines with a view to streamlining and automating permitting processes and requirements;

•	conduct resource management with a stronger regional focus and fewer field offices; and

•	redesign its science and delivery activities to shift away from a species- by-species approach to a risk-based ecosystem/regional approach.

To support jobs in Ontario’s forest industry, the government is proposing amendments to the Crown Forest Sustainability Act that would provide some flexibility in forest management planning and permit the charging of fees to reflect a shift towards more cost-recovery and user-pay models. These amendments would bring the Crown Forest Sustainability Act in line with other major natural resource management statutes.

Chapter I: Transforming Public Services

The Province is proposing amendments to the Endangered Species Act that maintain its commitment to protecting species at risk while streamlining approvals and permitting.

To support the economic growth and future sustainability of Ontario’s valued natural resources, the government is proposing amendments to the Fish and Wildlife Conservation Act that would allow a reduction in the number of various authorizations and licences that are currently required. Instead, the proposed amendments would allow the ministry to set standards, which individuals or organizations would need to meet.

To provide modern, streamlined services for consumers and businesses the government is proposing amendments to the Lakes and Rivers Improvement Act that would enable the Minister of Natural Resources to coordinate water-management planning with construction approval for dams and other structures on a lake or river.

The government is proposing amendments to the Kawartha Highlands Signature Site Park Act to provide the minister with the flexibility needed to conclude the work of the Kawartha Highlands Signature Site Park Management Advisory Board.

For an integrated approach to the protection of green space in Ontario’s Golden Horseshoe, the government is proposing to amend the Niagara Escarpment Planning and Development Act. This would enable joint review and public consultation on the Greenbelt Plan, the Oak Ridges Moraine Conservation Plan and the Niagara Escarpment Plan.

To support jobs in the forest industry in northern Ontario, the government is proposing to amend the Ontario Forest Tenure Modernization Act to give the minister the authority to make loans to Ontario local forest management corporations, with the approval of the Minister of Finance.

To be more efficient and effective, the government is proposing to amend the Provincial Parks and Conservation Reserves Act to provide more flexibility in areas such as park management planning.

2012 Ontario Budget

The government is proposing to amend the Public Lands Act to make it possible for the Minister of Natural Resources to delegate selected functions to persons outside government, for example, to allow the ministry to enter into agreements with municipalities to manage Crown land within municipal boundaries.

Modernizing the Delivery of Court Services

The government will begin to modernize court services by providing some services online (e.g., court forms, the filing of court documentation and paying court fees). This transformational initiative will improve access to justice for Ontarians by moving to provide 24-hour online services (versus limited daytime hours for traditional services), and ensuring funding is being used where it is needed most.

Civilian Data Entry

The government is hiring 100 civilian staff for data-entry functions that are currently carried out by the Ontario Provincial Police (OPP). This initiative will achieve efficiencies within the OPP and enable the equivalent of up to 250 OPP officers to better use their time for front-line policing services.

Unclaimed Intangible Properties

The government intends to move forward with the establishment of an Unclaimed Intangible Property Program to reunite owners with their unclaimed property and, until it is claimed, allow the money to be used for the benefit of Ontarians. Unclaimed intangible property generally includes but is not limited to insurance policies, returned stocks and bonds, bank deposits, unpaid wages, and pension benefits.

Chapter I: Transforming Public Services

Focusing on Core Business

Focusing on core business means scaling back non-priority programs, eliminating programs that the government should not be delivering, or identifying programs that the private sector could deliver more efficiently.

Some of the choices are difficult. But a dollar saved through refocusing from non-core priorities is a dollar that can go towards health care, education and job creation measures, or eliminating the Province’s deficit.

Key areas that the government recognizes as non-core, scaleable or that could be delivered more efficiently by the private sector include the following.

Ontario Northland Transportation Commission Divestment

The Province created and currently runs the Ontario Northland Transportation Commission (ONTC), which provides transportation services to northern Ontario. The ONTC’s business lines include the Polar Bear Express passenger rail service between Cochrane and Moosonee, the Northlander passenger rail service and bus service from Toronto to Cochrane, telecommunication services delivered by Ontera, and rail freight and refurbishment operations.

The ONTC has historically operated at a deficit, spending more money on operations and capital repairs than it makes in revenue. For example, ridership on the Northlander passenger rail is not commercially viable. The cost to the ONTC per passenger has been approximately $400 beyond the ticket price paid by passengers. Taxpayers can no longer maintain this subsidy, and the total funding provided to the ONTC has increased from $28 million in 2003–04 to $103 million in 2011–12 due to mounting operating and capital pressures.

2012 Ontario Budget

As a result, the government will:

•	maintain the Polar Bear Express service;

•	divest commercially valuable assets such as rail freight, rail refurbishment operations and Ontera telecommunications;

•	tender bus services for other operators to service existing bus routes;

•	terminate the unsustainable Northlander passenger rail service; and

•	consolidate the ferry service between Moosonee and Moose Factory with other provincial ferry services.

Once implemented, this will result in annual savings and avoid costs of approximately $250 million over three years.

The government is committed to maintaining vital public services the ONTC delivers, particularly for isolated communities where no alternatives exist.

Capping Funding for Risk Management Programs

Through the 2011 Budget, the government introduced Risk Management Programs that provide income stability to Ontario’s agri-food producers. These programs are demand driven, with expenditures that can fluctuate from year to year depending on commodity prices.

The Province and Ontario farmers developed these innovative approaches to provide support for managing costs. However, the federal government has refused to participate in these programs to support Ontario farmers.

In the 2011 Budget, the government announced that the cost of Risk Management Programs would be shared between the Ontario government and farmers. Without the support of the federal government, the Province’s demand-driven farm income support programs cannot be sustained in the long term. As the programs were designed based on insurance principles and intended to share risk, the government will continue to encourage the federal government to partner with the Province and farmers in these important programs.

Chapter I: Transforming Public Services

Given the Province’s fiscal challenges, the Ontario government will work with farmers to redesign these programs to focus on supporting productivity while capping the overall program at a sustainable level to manage taxpayers’ exposure and leverage federal dollars. The 2011 Budget committed about $100 million of taxpayer support net of producer premiums. The commitment remains to support the program up to a maximum of $100 million.

Maximizing the Value of Public Assets

Ontario is not proposing the outright sale of any of its major revenue-generating assets. Instead, the government is taking action to optimize the value of existing assets to help balance the budget. Going forward, the Province remains open to new models that enhance efficiency and optimize the business models of government assets where those models could be demonstrated to deliver value for money and protect the public interest.

The Ministry of Finance will continue to work with line ministries and Infrastructure Ontario to systematically review the Province’s asset base to ensure it delivers the best value for Ontarians.

Optimizing the Liquor Control Board of Ontario (LCBO) Revenue Potential

The 2011 Budget required major agencies to deliver efficiencies of $200 million by 2013–14 above previous net income forecasts. The LCBO is implementing a number of measures to deliver $100 million per year in additional net revenue towards this commitment, beginning in 2013–14.

In addition, the LCBO will develop and implement new measures to deliver another $100 million per year in net revenue to the Province from 2014–15 onward. These measures will enhance profitability in a socially responsible manner.

To realize further revenue for the Province and optimize public assets, a one-time initiative to sell LCBO’s head office property is underway. The sale of this property is projected to realize a net profit of $200 million after relocation and transactional costs.

2012 Ontario Budget

Modernizing the Ontario Lottery and Gaming Corporation (OLG)

Based on OLG’s strategic business review, the government has directed it to modernize its operations. In doing so, OLG will maximize its return to government by increasing its revenues, becoming more efficient, and broadening the role of the private sector in its operations and capital requirements. Proposals include:

•

reconfiguring the number and location of gaming sites and tailoring the type of gaming activities at those sites, the benefits of which will be enhanced by ending the Slots at Racetracks Program effective March 31, 2013;

•	implementing a new fee model for municipalities hosting gaming sites;

•	introducing a new sales channel for its lottery products by launching multi-lane sales at major retail outlets (e.g., grocery stores, drug stores, big box stores, etc.);

•	increasing operational efficiencies at the OLG by broadening the role of the private sector through shifting day-to-day operations of gaming sites and lottery distribution to private operators; and

•	shifting to private-sector investment for the development and ownership of capital assets, where possible.

Modernizing the OLG will generate more than $600 million in additional revenue between 2012–13 and 2014–15, and more than $1 billion per year by 2017–18.

Since 1998, $3.7 billion has been provided to the horseracing industry in Ontario, including $345 million in 2011–12. As part of OLG’s modernization process, the government reviewed this support for the horseracing industry, as outlined in the previous government’s 1998 letter of intent. In doing so, the government determined that the industry needs to move towards greater self-sufficiency without government support. This will allow the industry to respond competitively to market demands for its racing product.

Chapter I: Transforming Public Services

The government remains committed to supporting horseracing through its reduction to the Province’s pari-mutuel tax. This leaves wagering revenues with the industry for programming support.

Driving Efficiencies in Ontario Power Generation and Hydro One

In recent years, the government has worked with its electricity generation and transmission companies, namely Ontario Power Generation (OPG) and Hydro One, to reduce costs and improve productivity. As shown in the examples that follow, these two organizations are aggressively driving greater efficiencies in their operations.

•	OPG reduced nuclear staff by about 500 over the 2010 and 2011 period through consolidation of operations and other efficiencies, resulting in annual savings of about $70 million.

•	OPG is reducing its Information Technology (IT) costs by about $90 million over the 2010 to 2015 period through internal efficiencies and optimizing its IT services agreement.

•

In 2011, as a result of the phased replacement of key enterprise IT systems, Hydro One achieved $41 million in savings through strategic sourcing of materials, reduction in employee headcount and a reduction in the number of IT applications and their attendant support costs.

•

In developing its financial outlook for the next three years, Hydro One has identified approximately $280 million in cost reductions including implementation of SAP tools ($135 million), back-office savings ($65 million), lower administration costs ($15 million), business transformation initiatives ($50 million to $60 million) and updates to its wide area network ($8 million to $10 million).

2012 Ontario Budget

Although these measures are significant, the Province recognizes that further action is needed to benefit Ontarians. Therefore, the government will initiate an independent benchmarking review of OPG and Hydro One. It will engage independent advisers to examine the operations of Hydro One and OPG to determine efficiencies and benchmark the companies against comparable North American entities. Based on the results of the benchmarking exercise, the government, working with OPG and Hydro One, will take appropriate action to secure further efficiencies and cost savings.

Effective Implementation of Reform

Transforming the way government delivers services to people means constantly measuring and assessing program outcomes. If programs are not achieving the desired results and ensuring the best use of taxpayer dollars, they need to be transformed. Measuring productivity and transforming public services will contribute to more effective and efficient delivery of government programs and services. To successfully transform the way government works, actions will need to be taken not just within ministries, but across government. These actions will also have to be embedded as part of the annual planning cycle for reviewing government programs.

This Budget announces a number of transformational initiatives that focus on sustainability of key priority areas and core business, such as the reform of business supports and the delivery of benefit programs. To ensure success of these transformational initiatives, proper and timely implementation is essential. To signal the commitment to transformation and provide leadership from the top, a Premier’s Table on Results and Reform will be created. Results tables have helped drive improvements in education and health care in the past and the same outcomes-oriented approach will be brought to transformation.

Chapter I: Transforming Public Services

To support and guide implementation of initiatives in key programs and services, the government will create multi-disciplinary teams to drive productivity and reform in the public sector. Using an evidence-based approach, these teams will be responsible for supporting the implementation of more efficient and effective forms of delivery, consolidation of programs and services, and optimization of government assets.

Team members will be drawn from existing resources and will include central agency and ministry staff who are experts in their fields, working in conjunction with external experts who have a track record of driving transformational change in complex organizations. This approach will bring an outside perspective to challenge internally held views, while also building skills and capacity within the public sector.

The teams will report to the Premier’s Table on Results and Reform, Treasury Board/Management Board of Cabinet, and the full Cabinet, depending on the issue involved. Examples of projects where they will play a role include the new Jobs and Prosperity Fund and the drive for more efficient delivery of income-based benefits.

These teams will work on projects year-round to reflect the need for constant focus on reform and effective implementation. Their findings and recommendations will inform the annual budgeting cycle. This approach draws on the recommendations on internal processes and structures outlined by the Commission on the Reform of Ontario’s Public Services.

Internal Audit

Ontario Internal Audit Division will support transformation and strong fiscal management by providing expertise in risk assessment, control evaluation, and performance measurement during the implementation of cross-cutting transformational initiatives in core business areas. Internal Audit will also play a key role in assessing the progress of these initiatives to help ensure they achieve their intended outcomes of enhanced service delivery and greater efficiencies.

2012 Ontario Budget

This work will be supported by regular reporting to Treasury Board/Management Board of Cabinet through established governance mechanisms that will reinforce organizational independence and help raise awareness earlier of key issues and risks.

To support these efforts, the government will explore providing Ontario Internal Audit Division with enhanced authority to audit the broader public sector.

Together these reforms will further enhance the government’s ability to help ensure that results are achieved and controls are in place and working, while helping to support the Province through transformation.

Responsible Actions to Increase Revenues

In order to protect health care and education, the government is proposing to increase revenues in this Budget by $4.4 billion over the next three years. These measures would not increase taxes. They would freeze business tax rates, increase user fees and take steps to ensure the integrity of the tax system so that those who owe taxes pay them.

Freezing Business Tax Rates

Corporate Income Tax

The Tax Plan for Jobs and Growth has reduced Corporate Income Tax (CIT) rates for large and small businesses and has, along with other tax changes, positioned Ontario as one of the most attractive jurisdictions in the industrialized world for business investment. Ontario’s general statutory CIT rate has fallen from 14 per cent in 2009 to 11.5 per cent, as of July 1, 2011, and is scheduled to drop to 10 per cent by July 1, 2013.

This Budget proposes to freeze the general CIT rate at 11.5 per cent, providing fiscal savings of almost $1.5 billion over the next three years. When Ontario returns to a balanced budget in 2017–18, CIT rate reductions would resume and the general CIT rate would continue to fall. (See Chapter IV, Section A: Tax, for more details.)

Chapter I: Transforming Public Services

Business Education Tax

The government has also taken steps to address the property tax burden on Ontario businesses. Since 2007, high BET rates have been cut, resulting in savings of over $200 million per year to businesses. Under the plan, BET reductions were scheduled to continue until 2014.

To help protect priority investments and balance the budget, this Budget proposes to temporarily freeze the BET reduction plan, beginning in 2013. This measure will avoid revenue decreases, providing fiscal savings growing to over $300 million annually by 2014–15. The government is committed to resuming the BET rate reductions once Ontario returns to a balanced budget in 2017–18. (See Chapter IV, Section A: Tax, for more details.)

Non-Tax Revenues

Both the Auditor General and the Commission on the Reform of Ontario’s Public Services have recommended that where the Province charges a user fee for a service, that fee should recover the full cost of providing the service. This approach is necessary to ensure that the cost of maintaining Ontario’s public services is borne by the people who use and benefit from them, rather than taxpayers generally. Traditionally, user fees have not increased with inflation, meaning that in some cases these fees have not increased in decades. Action taken in this Budget will increase fees in a fair, reasonable and balanced way in order to recover some of those costs.

Ministry of Transportation Fees

The Ministry of Transportation will spend more than $2.5 billion in 2012–13 to fulfil its mandate to provide a transportation network in Ontario that permits the free and safe movement of people and goods. These expenditures support investments in public transit, road user safety, and highway operations, maintenance and infrastructure.

2012 Ontario Budget

To help support these investments, the government charges a variety of transportation-related fees, and as part of this Budget some of those charges will increase as announced by the Minister of Transportation on March 13, 2012.

The government is also proposing legislation to provide authority to toll the new Highway 407 East (between the easterly end of Highway 407 and Highway 35/115), which is needed before the first phase of the extension’s anticipated opening in 2015.

Environmental Fees

The Auditor General and the Commission on the Reform of Ontario’s Public Services also recommended that greater emphasis be placed on prevention and the polluter-pay principle. This recommendation applies to Ontario’s contaminated sites. The Province also recognizes that those responsible for creating pollution and waste should generally bear the costs of environmental programs and services.

Water Taking Charges Program — Phase 2

Increasing demand and environmental concerns place added pressure on the Province to ensure the sustainable use of water (e.g., to conserve and sustain water resources for present and future generations). By applying a user-pay model, the Water Taking Charges program passes some of the costs of water quantity management programs onto commercial and industrial water users. This also gives businesses an incentive to better conserve water and ensure more efficient and sustainable processes, and creates opportunities for economic development and clean-technology jobs in Ontario.

The first phase of the program was successfully implemented in April 2007, and set a charge of $3.71 per million litres for high-consumption water users such as manufacturers of bottled water, ready-mix concrete and fertilizers. This phase affected approximately 100 facilities in Ontario.

Chapter I: Transforming Public Services

As part of its five-year review of the program, including consultations, the government will review the current charge framework to assess the adequacy of the charge rate and ensure that the program recovers costs as fully as possible.

Implementing Phase 2 of the program will expand the user-pay base and apply the charge to most of the remaining industrial and commercial water users in Ontario. Some of the affected sectors include construction, petroleum, mining, food production and recreational facilities. The charge rate to be paid by Phase 2 facilities will be determined as part of the program review.

It is estimated this initiative will generate $3.5 million in 2013–14, and $6.0 million in 2014–15 and ongoing.

Environmental Compliance Approvals

To move towards full-cost recovery, the government will revise the fee structure for Environmental Compliance Approvals (ECA) and the related Environmental Activity and Sector Registry (EASR). If a business’s activities impact the natural environment (such as by releasing pollutants into the air, onto land or into water), that business needs an approval from the Ministry of the Environment to operate legally in Ontario.

The fee structure for this approvals system has not been revised since 1998. In the past, a business had to apply for multiple approvals for individual processes and pieces of equipment. Today, a business can register on the EASR and/or apply for a single ECA that addresses all of the business’s emissions, discharges and waste.

The government will consult on an updated ECA and EASR fee structure to ensure that it appropriately reflects a new modernized approvals system and to ensure that the program is fully cost-recovered. Additionally, the ministry will establish service standards and provide electronic service delivery that will ensure timely and efficient approvals for businesses.

It is estimated this initiative will generate $3.8 million in 2013–14 and ongoing.

2012 Ontario Budget

Hazardous Waste Fees

Another environmental fee that will be revised is the Hazardous Waste Fee, which has not been updated since 2002. The government tracks the generation, movement and disposal of hazardous and liquid industrial waste to help ensure a safer and cleaner environment for Ontario. Fees are based in part on manifests (i.e., the record of waste being shipped) and on tonnage of waste generated.

Raising tonnage fees will improve program cost recovery and provide greater incentives to reduce or recycle waste. In addition, the increase in fees will be borne by the larger generators of hazardous waste. The fee for paper manifests will be increased, which will help encourage greater use of the lower-cost electronic manifesting system.

It is estimated this initiative will generate $2.5 million in 2014–15 and ongoing.

Chapter II

Ontario's Economic Outlook and Fiscal Plan

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Highlights

Ontario’s Economy

☒	Government-projected 2012 real GDP growth — 1.7 per cent.

☒	Private-sector average projected 2012 real GDP growth — 1.9 per cent.

☒	Government-projected 2013 real GDP growth — 2.2 per cent.

☒	Private-sector average projected 2013 real GDP growth — 2.3 per cent.

☒	Net new jobs created since October 2003 — 508,900.

☒	Net new jobs created since recessionary low in June 2009 — 299,300.

☒	The unemployment rate is projected to fall to 6.7 per cent in 2015.

Ontario’s Finances

☒	2011–12 deficit — $15.3 billion, $1 billion lower than forecast in the 2011 Budget.

☒	2011–12 deficit as a share of GDP is projected to be 2.4 per cent.

☒	By maintaining a low rate of growth in spending and building on a record of overachieving deficit targets laid out in the 2010 and 2011 Budgets, the government will balance the budget by 2017–18.

2012 Ontario Budget

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Section A:	Overview

TABLE 2.1	2012 Budget — Numbers at a Glance

Ontario’s Economy:		Provincial Finances:
Projected Real GDP Growth, 2012	1.7%	2012–13 Deficit Projection	$15.2 billion
Avg. Private-Sector Growth, 2012	1.9%	2012–13 Revenue Plan	$112.2 billion
Projected Real GDP Growth, 2013	2.2%	2012–13 Expense Plan	$126.4 billion
Jobs since June 2009	299,300	2012–13 Reserve	$1.0 billion
Jobs since October 2003	508,900	Accumulated Deficit-to-GDP Ratio (2003–04)	25.2%
Increase in Real GDP (2011 above 2003)[1]	10.9%	Accumulated Deficit-to-GDP Ratio (2011–12)	25.0%
Increase in Real Personal Disposable Income (2011 above 2003)[1]	23.6%	Deficit-to-GDP Ratio (2011–12)	2.4%

[1]	2011 real GDP and real disposable income are Ontario Ministry of Finance estimates.

Ontario’s real GDP has fully recovered from the global recession of 2008–09. The recovery was supported by the strong action of the McGuinty government, a strong rebound in business investment, encouraged by Ontario’s Tax Plan for Jobs and Growth, and consumer spending. The pace of job creation since June 2009 is ahead of that of the United Kingdom, the United States and all the Great Lakes States. Ontario’s unemployment rate is expected to fall to 6.7 per cent in 2015 from a high of 9.4 per cent in June 2009. Over the next several years, growth in Ontario’s economy is expected to continue at a modest pace.

While a forecast of sustained modest growth is a reasonable basis for planning, Ontario faces a new economic reality that is expected to persist over the foreseeable future. In this increasingly challenging economic environment, Ontario cannot rely on economic growth alone to balance the budget. The government’s success in achieving its fiscal targets will depend even more on managing growth in expense.

2012 Ontario Budget

To meet the fiscal targets outlined in the 2011 Budget, the government is building on its track record of success with respect to transformation and expenditure management in a way that is fair, reasonable and balanced. Program spending growth will be held to an average annual rate of 1.0 per cent between 2011–12 and 2014–15. In fact, the fiscal action outlined in this Budget means that for every additional dollar in new revenue measures, the plan includes four dollars of expense measures to close the fiscal gap that would emerge if no new action is taken to control growth in Provincial expense.

The deficit for 2011–12 is now projected to be $15.3 billion — $1.0 billion lower than outlined in the 2011 Budget and an improvement of over 38 per cent from the 2009–10 deficit of $24.7 billion forecast in the fall of 2009. Through strong in-year fiscal management, both program spending and total spending are projected to be lower than forecast.

Over the medium term, the Province is on track to meet the fiscal targets outlined in the 2011 Budget. This includes steadily declining deficits of $15.2 billion in 2012–13, $13.3 billion in 2013–14 and $10.7 billion in 2014–15, and a balanced budget in 2017–18.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Section B:	2011–12 Interim Fiscal Performance

The 2011 Budget projected a deficit of $16.3 billion in 2011–12. The deficit for 2011–12 is now projected to be $15.3 billion — $1.0 billion lower than the 2011 Budget forecast. This improvement of over 38 per cent from the 2009–10 deficit of $24.7 billion forecast in the fall of 2009 was achieved through the government’s commitment to manage growth in spending. The government continues to build on its track record of overachieving on its fiscal targets, just as it has in the last three years.

Program spending and total spending are both projected to be lower than forecast in the 2011 Budget. In addition, program spending is expected to grow by only 2.5 per cent over the 2010–11 results — the second-lowest annual growth in program spending in 10 years.

TABLE 2.2	2011–12 In-Year Fiscal Performance

($ Millions)

	Budget Plan[1]	Interim	In-Year Change
Revenue	109,298	109,277	(20)
Expense
Programs	114,623	114,463	(161)
Interest on Debt	10,290	10,097	(193)

Total Expense	124,913	124,560	(353)

Reserve	700	—	(700)

Surplus/(Deficit)	(16,316)	(15,283)	1,033

[1]

Revenue and expense have been restated to reflect a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review. Starting in this Budget, revenue and expense have been restated to reflect a fiscally neutral reclassification of a number of tax expenditures as described in Section F of this chapter. For purposes of comparison, 2011 Budget amounts were restated on the same basis.

2012 Ontario Budget

Revenue in 2011–12 is projected to be $20 million below the Budget Plan. Lower taxation revenue as a result of slower economic growth and lower federal transfers was largely offset by higher one-time non-tax revenues.

Program expense for 2011–12 is projected to be $161 million below the Budget Plan, reflecting the government’s commitment to manage growth in spending. With interest on debt expense coming in below forecast, total expense for 2011–12 is projected to decrease by $353 million compared with the 2011 Budget forecast. This would mark the third consecutive year that total expense has come in lower than the Budget Plan.

In the 2011 Ontario Economic Outlook and Fiscal Review, the government reduced the reserve by $500 million to counter the expected impact of slower economic growth on the Province’s fiscal performance. The 2011–12 interim outlook uses the remaining $200 million reserve to improve the Province’s fiscal performance and reduce the 2011–12 deficit.

The interim results for 2011–12 are based on information available as of early March 2012. Given the preliminary nature of these estimates, the interim forecast is subject to change as actual Provincial revenue and expense are finalized in the 2011–12 Public Accounts this summer.

In-Year Revenue Performance

Total revenue in 2011–12 is estimated to be $109,277 million. This is $20 million below the amount projected in the 2011 Budget. This reflects offsetting variances among revenue sources.

•	Taxation revenues are $638 million lower, largely due to slower economic growth.

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Government of Canada transfers are $372 million lower, due in part to a federal estimation error that led to a downward revision to Ontario’s Equalization entitlement. In addition, lower transfers for infrastructure and consolidated agencies were largely offset by lower spending.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

•

Income from Government Business Enterprises is $87 million lower, with lower net incomes from the Liquor Control Board of Ontario, Ontario Power Generation Inc. and Hydro One Inc. only partially offset by higher net income from the Ontario Lottery and Gaming Corporation.

•

The variances noted above are offset by a largely one-time positive variance of $1,077 million in Other Non-Tax Revenue related to Chrysler’s repayment of an Ontario loan, and higher-than-expected recoveries of prior-year expenditures from government ministries.

2012 Ontario Budget

TABLE 2.3	Summary of Revenue Changes Since 2011 Budget [1]

($ Millions)

		Interim 2011–12
Taxation Revenue
Personal Income Tax	(1,393)
Sales Tax	751
Ontario Health Premium	(183)
Land Transfer Tax	163
Corporations Tax	(156)
All Other Taxes	180

		(638)
Government of Canada
Equalization Payments	(150)
All Other Government of Canada	(222)

		(372)
Income from Government Business Enterprises
Ontario Power Generation Inc./Hydro One Inc.	(107)
Ontario Lottery and Gaming Corporation	65
Liquor Control Board of Ontario	(45)

		(87)
Other Non-Tax Revenue
Chrysler Loan Repayment	468
All Other Non-Tax Revenue	609

		1,077

Total Revenue Changes Since 2011 Budget		(20)

[1]

Revenue and expense have been restated to reflect a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review. Starting in this Budget, revenue and expense have been restated to reflect a fiscally neutral reclassification of a number of tax expenditures as described in Section F of this chapter. For purposes of comparison, 2011 Budget amounts were restated on the same basis.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Revenue Changes

Highlights of key 2011–12 revenue changes from the 2011 Budget forecast are as follows:

•

Personal Income Tax (PIT) revenues are estimated to be $1,393 million lower, mainly due to weaker revenues from processing 2010 tax returns. Since the 2011 Budget, processing of 2010 tax returns has lowered the base upon which growth is applied in forecasting PIT revenues for 2011–12. Lower revenues than estimated at the time of the 2010–11 Public Accounts also resulted in a one-time decrease of $566 million in 2011–12 as variances from past Public Accounts are reflected in the current year. Weaker-than-expected wages and salaries growth in 2011 also contributed to weaker 2011–12 results.

•

Sales Tax revenues are projected to be $751 million higher, largely reflecting higher federal estimates of Ontario’s Harmonized Sales Tax entitlements for 2010 and 2011 that were received in December 2011.

•	Ontario Health Premium revenues are $183 million below the 2011 Budget Plan, primarily reflecting weaker revenues from processing 2010 tax returns and weaker personal income growth.

•	Land Transfer Tax (LTT) revenues are estimated to be $163 million above the 2011 Budget Plan due to a stronger-than-expected housing market.

•

Corporations Tax (CT) revenues are estimated to be $156 million lower mainly due to higher refunds related to past years and weaker growth in corporate profits, which are partially offset by higher revenues resulting from 2010 tax return processing.

•	All Other Taxes revenues combined are estimated to be $180 million higher on a net basis, largely reflecting higher revenues from Mining Tax and the Preferred Share Dividend Tax.

•	Government of Canada transfers under the Equalization program are $150 million lower, due to the federal government calculation error as previously reported in the First Quarter Ontario Finances.

2012 Ontario Budget

•	All Other Government of Canada transfers are $222 million lower, mainly due to lower transfers for infrastructure spending and consolidated agencies, which are largely offset by lower spending.

•

The combined net income of Ontario Power Generation Inc. (OPG) and Hydro One Inc. is estimated to be $107 million below the 2011 Budget forecast, largely due to the Ontario Energy Board’s (OEB) March 2011 decision for OPG’s rate application for 2011 and 2012, lower market prices for OPG’s unregulated hydro and lower volumes, and the impact of unfavourable capital markets on OPG’s nuclear funds.

•

Net income from the Ontario Lottery and Gaming Corporation is projected to be $65 million higher, largely due to the agency working to decrease operating costs across all lines of business and higher revenues.

•	Net income from the Liquor Control Board of Ontario is $45 million lower than projected, largely due to a one-time accounting adjustment.

•	All Other Non-Tax Revenue combined is $1,077 million higher, largely reflecting:

•	a $468 million gain from Chrysler’s repayment of an Ontario loan as previously announced in the First Quarter Ontario Finances; and

•	higher recoveries of prior-year expenditures from government ministries.

In-Year Expense Performance

Total expense in 2011–12 is currently projected to be $353 million lower than the 2011 Budget forecast as a result of strong expenditure management and lower interest on debt expense.

Program expense in 2011–12 is projected to be $161 million lower compared with the 2011 Budget forecast. The decrease is mainly due to lower-than-projected expense in the health, postsecondary and training, and children’s and social services sectors.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Growth in program spending between 2010–11 and 2011–12 is projected to be only 2.5 per cent — the second-lowest rate of growth in the last 10 years. This outcome was supported by the government’s expenditure management strategy to fund any new initiatives through offsetting savings from other areas of spending.

Interest on debt expense is $193 million lower than projected in the 2011 Budget, primarily reflecting the impact of lower-than-forecast interest rates and the lower deficits for 2010–11 and 2011–12.

TABLE 2.4	Summary of Expense Changes Since 2011 Budget [1]

($ Millions)

Interim 2011–12
Program Expense Changes[2]
Health Sector	(261.3)
Education Sector[3]	126.3
Postsecondary and Training Sector	(52.8)
Children’s and Social Services Sector	(135.5)
Justice Sector	68.1
Other Programs	94.6

Total Program Expense Changes	(160.6)

Interest on Debt	(192.9)

Total Expense Changes Since 2011 Budget	(353.5)

[1]

Revenue and expense have been restated to reflect a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review. Starting in this Budget, revenue and expense have been restated to reflect a fiscally neutral reclassification of a number of tax expenditures as described in Section F of this chapter. For purposes of comparison, 2011 Budget amounts were restated on the same basis.

[2]	Excludes fiscally neutral transfers between ministries.
[3]	Excludes Teachers’ Pension Plan.

2012 Ontario Budget

Expense Changes

Highlights of key expense changes since the 2011 Budget include the following:

•

Health sector expense is projected to decrease by $261 million, primarily due to savings in the Ontario Drug Program, as well as lower-than-expected utilization and underspending in various ministry programs such as clinical education.

•

Education sector expense is projected to increase by $126 million, primarily due to a one-time adjustment related to last year’s capital grants. That adjustment is fully offset by an increase in revenue recovery from the school board sector. Excluding this adjustment, education sector expense would have decreased by $121 million, primarily due to lower-than-expected school board expense.

•

Postsecondary and training sector spending is projected to decrease by $53 million, mainly due to underspending in Employment Ontario programs resulting from lower client uptake, and consolidated savings primarily from a realignment of capital funding to match construction expenditures at colleges and universities.

•	Children’s and social services sector expense is projected to decrease by $136 million, primarily due to lower-than-projected social assistance expense.

•	Justice sector expense is expected to increase by $68 million primarily as a result of legal settlements under the Proceedings Against the Crown Act and additional funding for operational pressures.

•

Other programs expense is projected to increase by $95 million, mainly due to the impact of providing additional resources for emergency forest firefighting services. The contingency funds have been maintained at $250 million in recognition of expense changes that could materialize as the 2011–12 Public Accounts are finalized.

•

Interest on debt expense for 2011–12 is projected to be $193 million lower than forecast in the 2011 Budget primarily due to the impact of lower-than-forecast interest rates and the lower deficits for 2010–11 and 2011–12.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Section C:	Ontario’s Economic Outlook

Overview

TABLE 2.5	2012 Budget — Numbers at a Glance

Projected Real GDP Growth, 2012	1.7%
Average Projected Private-Sector Growth, 2012	1.9%
Projected Real GDP Growth, 2013	2.2%
Net New Jobs since June 2009	299,300
Net New Jobs since October 2003	508,900
Increase in Real GDP (2011 above 2003)[1]	10.9%
Increase in Real Personal Disposable Income (2011 above 2003)[1]	23.6%

[1]	2011 real GDP and real personal disposable income are Ontario Ministry of Finance estimates.

Sources: Statistics Canada, Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (March 2012).

Ontario’s economy is growing following the global economic recession. Over the next several years, growth will continue at a modest pace. Ontario is expected to create 360,000 net new jobs by 2015 and the unemployment rate is expected to fall to 6.7 per cent from a high of 9.4 per cent in June 2009.

While a forecast of sustained modest growth is a reasonable basis for planning, there are considerable risks in the global economy. The situations in Europe and the United States continue to pose challenges here at home.

For planning purposes, the Ministry of Finance is assuming real gross domestic product (GDP) growth of 1.7 per cent in 2012, 2.2 per cent in 2013, 2.4 per cent in 2014 and 2.5 per cent in 2015.1 Continued consumer spending, robust business capital investment and a turnaround in net trade will be key contributors to growth.

[1]	Based on information available to March 6, 2012.

2012 Ontario Budget

TABLE 2.6	Ontario Economic Outlook

(Per Cent)

	2009	2010	2011	2012p	2013p	2014p	2015p
Real GDP Growth	(3.2)	3.0	1.8e	1.7	2.2	2.4	2.5
Nominal GDP Growth	(0.9)	5.3	4.2e	3.4	4.1	4.2	4.3
Employment Growth	(2.5)	1.7	1.8	0.9	1.3	1.5	1.6
CPI Inflation	0.4	2.5	3.1	1.7	2.0	2.0	2.0

e = estimate. p = Ontario Ministry of Finance planning projection.

Sources: Statistics Canada and Ontario Ministry of Finance.

Recent Economic Developments

Ontario real GDP increased by 1.8 per cent in 2011, following a gain of 3.0 per cent in 2010. Business capital spending was a major contributor to growth last year, accounting for more than half of the total increase in real GDP. Investment in machinery and equipment was particularly robust, rising 19.8 per cent in 2011, following a 15.2 per cent increase in 2010. This strong growth in business investment is a reflection of Ontario’s improved tax competitiveness, including the introduction of the Harmonized Sales Tax (HST) in July 2010. Household consumption was also a major contributor to overall growth, rising 2.1 per cent.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Ontario real GDP has fully recovered from the global recession of 2008–09. As of the fourth quarter of 2011, Ontario real GDP was an estimated 1.6 per cent above the pre-recession level in 2008. Solid growth in consumer spending, a strong rebound in business investment and government actions all supported Ontario’s recovery from the global recession. However, exports remain below their pre-recession level.

2012 Ontario Budget

Since the recessionary low in June 2009, 299,300 net jobs have been created. Full-time employment rose by 300,300 over this period, while part-time employment has remained stable. The majority of the net new jobs were in industries paying above-average wages. As of February 2012, Ontario employment was 33,500 net jobs above its pre-recession peak in September 2008. Ontario’s unemployment rate has also declined from a recessionary high of 9.4 per cent in June 2009 to 7.6 per cent in February 2012.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

The pace of job creation in Ontario since June 2009 is ahead of that of the United Kingdom, the United States and all the Great Lakes States. It also leads Canada’s as a whole.

2012 Ontario Budget

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

The New Economic Reality

Ontario is facing an increasingly challenging economic environment that is expected to persist over the foreseeable future. In particular:

•	emerging economies are increasing their share of Ontario’s dominant export market, the United States; and

•	higher oil prices and a related high Canada–U.S. dollar exchange rate impair the competitiveness of many Ontario businesses.

Over the past decade, the growing importance of emerging economies has significantly altered the global economic landscape. For instance, China’s share of U.S. merchandise imports increased from eight per cent in 2000 to 18 per cent in 2011, while Ontario’s share declined from 11 per cent to seven per cent over the same period.

Corresponding to the increased industrial output of emerging economies, particularly China, there has been a significant increase in demand for a broad range of commodities, resulting in substantial price increases. Most notably, oil prices have risen significantly in recent years. High oil prices are a challenge for Ontario as they drive up costs for businesses and households. Rising oil prices have also led to a strengthening Canadian dollar, posing a further competitive challenge for Ontario businesses. But Ontario’s diversified economy is well positioned to meet these challenges.

2012 Ontario Budget

While higher commodity prices and the stronger Canadian dollar have on balance presented new challenges for the Ontario economy, they have also resulted in new opportunities.

Over the past five years, both the composition and destination of Ontario’s exports have diversified. High natural resource prices have spurred economic growth in commodity-rich regions of Canada, notably the western provinces and Newfoundland and Labrador. From 2005 to 2010, Ontario’s exports of goods and services to other provinces increased by 11.7 per cent, while international exports declined by 16.1 per cent. Over the same period, as merchandise exports to the United States declined by 28 per cent, exports to the rest of the world grew by over 54 per cent. Similarly, exports of services — including financial, professional, scientific and transportation services — increased by about 18 per cent, while exports of goods decreased by 17 per cent.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

While the strengthening Canadian dollar has negatively impacted Ontario exports, it has also reduced the price of imported machinery and equipment. This presents a new opportunity for Ontario companies. Combined with lower taxes on investments under the Tax Plan for Jobs and Growth, the cost of investing in Ontario has decreased significantly. According to the Financial Times’ fDi Intelligence, Ontario is a top destination for foreign direct investment in North America, second only to California. In 2010, the province attracted 127 foreign direct investment projects, creating more than 11,200 jobs. As outlined later in this section, Ontario machinery and equipment spending has rebounded sharply since the recession ended and is expected to continue growing at a strong pace.

2012 Ontario Budget

Global Economic Uncertainty

The global economy slowed unexpectedly during 2011, reflecting the escalation of the sovereign debt crisis in Europe and its impact on global financial markets, consumer and business confidence, and trade. International financial markets remain fragile, weighing down global economic growth.

The deteriorating fiscal prospects of some euro-zone countries eroded confidence in their ability and willingness to meet their financial obligations. This led to a spike in interest rates for some countries’ debt and lower rates for others because they were perceived as “safe havens.”

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

The net effect was to push the euro zone into recession, though the situation varies greatly from country to country. The euro-zone economy as a whole is expected to contract by 0.3 per cent this year, according to private-sector forecasters.

The direct impact of the euro-zone crisis on Ontario’s trade is small as Ontario’s exports to Europe, although growing in recent years, account for just over 12 per cent of its total international merchandise exports. Canadian banks have little direct exposure to the troubled euro-zone economies. However, rising volatility in Europe could spread around the world through financial-market linkages, leading to a rise in financial-market volatility in Ontario. Prolonged uncertainty about the global economic and financial environment could dampen growth in Ontario’s major trade partners and lead to reduced exports and lower growth in the province.

2012 Ontario Budget

Recovery across the advanced economies continues to face headwinds, with growth expected to moderate further this year. Growth in emerging and developing economies is expected to ease as exports slow due to weaker demand across Europe. Meanwhile, growth in the United States is showing signs of strengthening. U.S. real GDP growth accelerated to 3.0 per cent annualized in the fourth quarter of 2011 from 1.8 per cent in the third quarter.

U.S. Economy

Although the global economy has weakened, the United States, which is Ontario’s largest trading partner, has displayed some encouraging signs of economic growth in recent months. After a slow start in 2011, growth accelerated through the year. Employment growth has been trending higher. The auto industry has strengthened since last August, with motor vehicles and parts production expanding by 12.1 per cent and motor vehicle sales rising by 24.3 per cent. The U.S. housing market has also begun to recover. Housing starts, while still at historically low levels, improved by 9.4 per cent in the fourth quarter of 2011, reaching their highest level since the third quarter of 2008.

After expanding by 1.7 per cent in 2011, U.S. real GDP is projected to grow by 2.3 per cent this year before rising to 2.6 per cent in 2013 and 3.0 per cent in each of 2014 and 2015. Employment is projected to improve modestly, with the unemployment rate declining to 6.7 per cent by 2015.

Despite the recent positive signs, the U.S. economy faces serious challenges. Current account and government fiscal deficits are being financed by massive borrowing from the rest of the world. The U.S. debt-to-GDP ratio reached 72.6 per cent in 2011, up sharply from 42.9 per cent in 2007. The unemployment rate remains well above the pre-recession rate of less than 5.0 per cent. Despite the recent strengthening in housing, the percentage of loans in foreclosure is still high at 4.4 per cent in the fourth quarter of 2011.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

The current outlook for both U.S. motor vehicle sales and housing starts remains positive. Growth in these markets should help support a broader, sustained economic expansion. Furthermore, healthy expansion in the manufacturing sector, with rising employment and output, is signalling broad-based economic growth in the United States.

In the United States, sales of light motor vehicles are projected to increase from 12.7 million units in 2011 to 14.3 million units in 2012, and to grow steadily to 15.4 million by 2015. Ontario’s auto exports will continue to strengthen over the next several years. However, Ontario’s share of the U.S. market is expected to decline due to increased production in countries with lower manufacturing costs.

2012 Ontario Budget

Although the share of Ontario exports to the United States has trended lower in recent years, the United States remains by far Ontario’s largest trading partner. It was the destination for 77 per cent of the province’s international merchandise exports in 2011. Ontario exports of motor vehicles and parts to the United States totalled $46.6 billion in 2011, up 2.6 per cent from $45.4 billion in 2010, and accounted for 39 per cent of the province’s U.S.-bound exports.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Oil Prices

The price of oil rose in 2011, reflecting political instability in North Africa and the Middle East. For 2011 as a whole, West Texas Intermediate (WTI) oil prices averaged $95 US in 2011, up 19.7 per cent from 2010 but slightly below the 2008 annual peak of $100 US. Higher oil prices raise costs for consumers and businesses, which may stretch budgets and lower spending on other goods and services. Currently, tensions involving Iran have added a risk premium to oil prices.

Private-sector forecasts for the price of WTI oil in 2012 range from $91 US to $111 US, with an average of $99 US. The Ministry of Finance is currently projecting that the price of WTI crude oil will average $100 US in 2012, $104 US in 2013 and $108 US over the 2014 to 2015 period.

2012 Ontario Budget

The Canadian Dollar

In late September 2011, the intensifying European sovereign debt crisis, combined with a deteriorating global economic outlook and falling commodity prices, pulled the Canadian dollar below parity with the U.S. dollar. Since then, the dollar has gradually increased from the mid-90 cent level to parity, supported by positive U.S. economic data and a rise in oil prices. Private-sector forecasters expect the dollar to remain close to parity over the medium term as global economic conditions improve and commodity prices remain robust.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Financial Markets

Weakening of the global economic outlook and Canada’s strong fundamentals have made Canadian bonds very attractive to investors, pushing down interest rates sharply in recent months. The yield on the 10-year Government of Canada bond fell to a record low of 1.84 per cent in mid-December 2011.

Since September 2010, the Bank of Canada has maintained its target for the overnight rate at one per cent. The Bank of Canada is now expected to keep its target interest rate near its historic low until mid-2013. Private-sector economists expect the interest rate on three-month treasury bills to average 0.9 per cent this year, rise to 1.4 per cent in 2013 and reach 3.4 per cent by 2015. The yield on 10-year Government of Canada bonds is expected to rise gradually from 2.2 per cent this year to 2.8 per cent in 2013, reaching 4.5 per cent by 2015.

2012 Ontario Budget

Forecasts for key external factors are summarized in the table that follows. These are used as the basis for the Ministry of Finance’s forecast for Ontario’s economic growth.

TABLE 2.7	Outlook for External Factors

	2009	2010	2011	2012p	2013p	2014p	2015p
World Real GDP Growth (Per Cent)	(0.7)	5.2	3.8e	3.3	3.9	4.7	4.8
U.S. Real GDP Growth (Per Cent)	(3.5)	3.0	1.7	2.3	2.6	3.0	3.0
West Texas Intermediate Crude Oil ($US/bbl.)	61.7	79.4	95.1	100.2	103.8	106.5	108.6
Brent Crude Oil ($US/bbl.)	61.7	79.6	111.3	113.6	112.4	113.1	113.6
Canadian Dollar (Cents US)	87.6	97.1	101.1	98.0	101.0	102.5	102.0
Three-Month Treasury Bill Rate[1] (Per Cent)	0.3	0.6	0.9	0.9	1.4	2.4	3.4
10-Year Government Bond Rate[1] (Per Cent)	3.3	3.2	2.8	2.2	2.8	3.8	4.5

e = estimate. p = Ontario Ministry of Finance planning projection based on external sources.

[1]	Government of Canada interest rates.

Sources: IMF World Economic Outlook (September 2011 and January 2012), U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March 2012), New York Mercantile Exchange, IntercontinentalExchange, Bank of Canada, Ontario Ministry of Finance Survey of Forecasts (March 2012) and Ontario Ministry of Finance.

Table 2.8 provides the current estimate of the impact of changes in key external factors on the growth of Ontario’s real GDP, assuming that other external factors remain unchanged. The relatively wide ranges of the impacts reflect uncertainty in estimates of how the economy would respond to changing external conditions.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

TABLE 2.8	Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth

(Percentage Point Change)

	First Year	Second Year
Canadian Dollar Appreciates by Five Cents US	–0.1 to –0.8	–0.5 to –1.2
Crude Oil Prices Increase by $10 US per Barrel	–0.1 to –0.3	–0.1 to –0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.3 to +0.7	+0.4 to +0.8
Canadian Interest Rates Increase by One Percentage Point	–0.1 to –0.5	–0.2 to –0.6

Source: Ontario Ministry of Finance.

Outlook for Ontario Economic Growth

The Ministry of Finance is projecting growth of 1.7 per cent in Ontario real GDP this year. Strong business investment, moderate consumer spending and improved net exports will support growth.

Employment is forecast to increase by 0.9 per cent in 2012, or 59,000 net new jobs. Modest employment and income gains will support limited increases in household spending. Real consumer spending is projected to grow by 1.8 per cent this year. Residential investment is expected to decline by 1.1 per cent as housing starts and resales are expected to ease. Business investment is projected to increase by a healthy 5.6 per cent this year, benefiting from the strong Canadian dollar and Ontario’s improved tax competitiveness. Ontario exports are expected to grow by 2.8 per cent this year while imports are projected to grow by 1.8 per cent.

2012 Ontario Budget

The Ministry of Finance is projecting continued growth in Ontario’s economy. Real GDP is projected to grow by 2.2 per cent in 2013, 2.4 per cent in 2014 and 2.5 per cent in 2015. Growth is projected to be better balanced than it was in the last decade. Net trade, which deteriorated from 2000 to 2010 as a result of the sharp exchange rate appreciation, is expected to contribute positively to growth over the medium term. Ontario’s strong fundamentals — tax competitiveness, strong public health care, education and training, and infrastructure — will mean a solid contribution from business investment. Consumer spending is projected to contribute less to growth as households adjust to high debt levels. Government spending on goods and services, which supported economic growth as exporters struggled with the appreciating dollar, is expected to be neutral for growth in the medium term as all levels of government restrain spending to restore balanced budgets.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Over the 2013–15 period, employment growth is expected to average 1.5 per cent annually. The unemployment rate is expected to continue trending lower from an annual average of 7.7 per cent in 2012 to 6.7 per cent by 2015.

2012 Ontario Budget

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Labour income is expected to increase on average by 4.0 per cent annually over the 2012 to 2015 period. Similarly, personal income growth is projected to average 3.7 per cent annually over the same period.

Consumption growth is expected to slow, however, as pent-up demand from the recession is satisfied and the Bank of Canada begins to raise interest rates. Following a surge of 3.6 per cent in 2010, real consumption is estimated to have grown by 2.1 per cent in 2011 and is expected to ease further to 1.8 per cent in 2012 before increasing to 2.4 per cent in 2013.

2012 Ontario Budget

Ontario’s consumer price index (CPI) inflation is forecast to be 1.7 per cent in 2012, down from 3.1 per cent in 2011. After rising 22 per cent in 2011, the annual average gasoline pump price is expected to increase by 1.7 per cent in 2012. Ontario’s CPI is forecast to increase by an average of 2.0 per cent per year over the 2013 to 2015 period, the mid-point of the Bank of Canada’s target range for Canadian CPI inflation.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Business investment is benefiting from a strong resurgence in profit growth, reduced taxes and lower prices. After increasing by 19.1 per cent in 2010, corporate profits are estimated to have increased by 13.8 per cent in 2011. Over the 2005–10 period, the price of machinery and equipment investment declined by 11.8 per cent. Ontario’s Tax Plan for Jobs and Growth — including the HST — has also improved the competitive landscape of the province and helped spur a strong recovery in business investment. Real machinery and equipment investment grew by 15.2 per cent in 2010 and an estimated 19.8 per cent in 2011.

Growth in real machinery and equipment investment is forecast to remain robust, increasing by 6.3 per cent in 2012 and by an average annual rate of 5.5 per cent over the 2013–15 period. Real non-residential investment is expected to increase by 3.5 per cent annually over the 2012–15 period.

2012 Ontario Budget

Continuing steady gains in U.S. auto sales and relatively strong growth in demand from emerging markets will support Ontario exports. Real exports are projected to increase by an average of 3.5 per cent annually between 2012 and 2015, faster than the 2.8 per cent rise in imports. This will lead to an improvement in Ontario’s net trade position and contribute to overall economic growth.

The Ontario housing market remains well balanced, supported by solid underlying demand and record-low mortgage rates. Home resales are expected to moderate this year from the strong levels experienced recently, and then to increase modestly through 2015. House price gains are also expected to be more subdued, increasing by an average of 1.5 per cent per year between 2012 and 2015.

Demand for new homes in Ontario will continue to be sustained by population growth, which is projected to average 1.2 per cent annually over the next four years, consistent with recent history. This will result in an additional 650,000 people living in the province by 2015. Housing starts are projected to average 66,800 units per year between 2012 and 2015.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

The rising level of household debt remains a risk for the housing market outlook. Record-low interest rates have motivated households to increase debt levels over the past several years, and while growth in consumer debt has slowed recently, mortgage borrowing has continued expanding at a brisk pace. With interest rates expected to remain near record lows into 2013, debt servicing costs remain affordable in the near term. However, rising debt levels may place some households in a vulnerable position when interest rates eventually begin to rise to more historically normal levels.

2012 Ontario Budget

Long-Term Challenges for Ontario

Long-term plans and projections are increasingly being used around the world to identify key issues that could potentially affect the long-term sustainability of the economy and of the public sector.

Over the long term, Ontario will face slower labour force growth due to its aging population. Growth in the number of people between the ages of 15 and 64 is expected to decline from 14.5 per cent between 2001 and 2011, to 6.6 per cent between 2011 and 2021. The overall labour force participation rate is also expected to fall in the future, primarily due to an aging population. The participation rate for people over age 65 was 12.6 per cent in 2011 compared to 86.1 per cent for people aged 25 to 54.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

An aging population is a central challenge facing Ontarians over the long run. A smaller proportion of the population in what have historically been the prime working years is a challenge for growth in Ontario’s future economic capacity. The aging population will also demand more public services, such as health care, making efficient delivery of public services even more important.

As Ontario’s population ages and growth of the labour force slows, productivity growth will become central to driving economic growth. Between 2001 and 2010, Ontario’s average annual labour productivity growth slowed to 0.5 per cent, compared to 1.3 per cent from 1985 to 2000.

2012 Ontario Budget

Over the coming years, in the face of significant macroeconomic and demographic challenges, Ontario’s continued prosperity will be strongly linked to its ability to achieve higher rates of productivity growth. The government has taken actions, such as fundamental business tax reform and labour-market training, which are helping to improve investment and productivity in Ontario.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Change in the Economic Outlook

Over the last year, there has been a widespread downward shift in global economic growth and the outlook has also deteriorated. When the government published the 2011 Budget, the average private-sector forecast for Ontario’s real growth was 2.6 per cent for 2011; actual growth came in at 1.8 per cent. For 2012, the average private-sector forecast for real growth is currently 1.9 per cent, down almost a percentage point from the projection a year ago. Forecasts for 2013 have also declined from 2.8 per cent last year to 2.3 per cent.

2012 Ontario Budget

Details of the Ontario Economic Outlook

The following table provides details of the Ministry of Finance’s economic outlook for 2012 to 2015.

TABLE 2.9	The Ontario Economy, 2010 to 2015

(Per Cent Change)

	Actual		Projection
	2010	2011	2012	2013	2014	2015
Real Gross Domestic Product	3.0	1.8e	1.7	2.2	2.4	2.5
Personal Consumption	3.6	2.1e	1.8	2.4	2.5	2.5
Residential Construction	8.3	5.1e	(1.1)	1.0	2.2	2.3
Non-residential Construction	(1.6)	5.6e	3.0	4.1	4.0	2.9
Machinery and Equipment	15.2	19.8e	6.3	5.3	5.5	5.6
Exports	7.5	1.9e	2.8	3.5	3.9	3.9
Imports	13.3	1.8e	1.8	3.0	3.2	3.1
Nominal Gross Domestic Product	5.3	4.2e	3.4	4.1	4.2	4.3
Other Economic Indicators
Retail Sales	5.4	3.0	3.0	3.7	3.9	4.2
Housing Starts (000s)	60.4	67.8	64.0	63.0	69.0	71.0
Personal Income	4.2	3.0e	2.9	3.7	4.2	4.3
Labour Income	3.9	3.4e	3.2	4.2	4.3	4.3
Corporate Profits	19.1	13.8e	4.0	4.6	4.9	5.1
Consumer Price Index	2.5	3.1	1.7	2.0	2.0	2.0
Employment	1.7	1.8	0.9	1.3	1.5	1.6
Job Creation (000s)	108	121	59	89	103	108
Unemployment Rate (Per Cent)	8.7	7.8	7.7	7.4	7.0	6.7
Key External Variables
U.S. Real Gross Domestic Product	3.0	1.7	2.3	2.6	3.0	3.0
WTI Crude Oil ($ US per Barrel)	79.4	95.1	100.2	103.8	106.5	108.6
Canadian Dollar (Cents US)	97.1	101.1	98.0	101.0	102.5	102.0
3-month Treasury Bill Rate[1]	0.6	0.9	0.9	1.4	2.4	3.4
10-year Government Bond Rate[1]	3.2	2.8	2.2	2.8	3.8	4.5

e = estimate.

[1]	Government of Canada interest rates (per cent).

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March 2012), New York Mercantile Exchange and Ontario Ministry of Finance.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Private-Sector Forecasts

The Ministry of Finance consults with private-sector economists and tracks their forecasts in order to inform the government’s planning assumptions. All of these private-sector economists are forecasting continued growth for the Ontario economy in 2012 and the following three years. On average, private-sector forecasters are projecting growth of 1.9 per cent in 2012, 2.3 per cent in 2013, 2.5 per cent in 2014 and 2.6 per cent in 2015. In the process of preparing the 2012 Budget, the Minister of Finance met with private-sector economists to hear their views on the economy. Additionally, the Ontario Economic Forecast Council, established by the Fiscal Transparency and Accountability Act, 2004, reviewed the Ministry of Finance’s economic assumptions in February 2012. All council members found the assumptions to be reasonable.

TABLE 2.10	Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2012	2013	2014	2015
BMO Capital Markets (March)	2.0	2.2	—	—
Central 1 Credit Union (February)	2.3	2.8	2.2	3.2
Centre for Spatial Economics (January)	2.1	2.4	2.2	2.5
CIBC World Markets (March)	1.9	1.9	—	—
Conference Board of Canada (February)	1.9	2.8	2.6	2.5
Desjardins Group (February/December)	1.7	2.1	2.5	2.5
IHS Global Insight (January)	1.7	2.5	2.6	2.4
Laurentian Bank Securities (December)	1.4	1.6	—	—
National Bank (March)	1.7	1.9	—	—
RBC Financial Group (December)	2.3	2.3	—	—
Scotiabank Group (March)	1.8	1.9	—	—
TD Bank Financial Group (January/February)	1.7	2.3	2.4	2.3
University of Toronto (February)	1.5	2.7	3.2	3.0
Private-Sector Survey Average	1.9	2.3	2.5	2.6
Ontario’s Planning Assumption	1.7	2.2	2.4	2.5

Sources: Ontario Ministry of Finance Survey of Forecasts (March 2012) and Ontario Ministry of Finance.

2012 Ontario Budget

Comparison to the 2011 Ontario Budget

Forecasts for growth are lower than projected at the time of the 2011 Budget. The slower projected growth for Ontario reflects a weaker U.S. economic recovery as well as increased uncertainty surrounding the prospects for the global economy.

TABLE 2.11	Changes in Key Economic Forecast Assumptions 2011 Budget to 2012 Budget

(Per Cent Change)

	2011		2012p		2013p
	2011 Budget	2011 Actual	2011 Budget	2012 Budget	2011 Budget	2012 Budget
Real Gross Domestic Product	2.4	1.8e	2.7	1.7	2.7	2.2
Nominal Gross Domestic Product	4.6	4.2e	5.1	3.4	4.8	4.1
Retail Sales	4.1	3.0	4.3	3.0	4.0	3.7
Housing Starts (000s)	58.6	67.8	63.8	64.0	66.5	63.0
Personal Income	4.2	3.0e	4.4	2.9	4.6	3.7
Labour Income	4.3	3.4e	4.7	3.2	4.8	4.2
Corporate Profits	12.2	13.8e	9.2	4.0	5.9	4.6
Employment	1.7	1.8	1.8	0.9	1.8	1.3
Job Creation (000s)	116	121	118	59	126	89
Key External Variables
WTI Crude Oil ($ US per Barrel)	99.7	95.1	102.2	100.2	100.6	103.8
U.S. Real Gross Domestic Product	3.1	1.7	3.3	2.3	3.2	2.6
Canadian Dollar (Cents US)	100.0	101.1	99.7	98.0	99.3	101.0
3-month Treasury Bill Rate[1] (Per Cent)	1.4	0.9	2.6	0.9	3.7	1.4
10-year Government Bond Rate[1] (Per Cent)	3.5	2.8	4.1	2.2	4.7	2.8

e = estimate. p = Ontario Ministry of Finance planning projection.

[1]	Government of Canada interest rates.

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, New York Mercantile Exchange, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March 2012) and Ontario Ministry of Finance.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Section D:	Ontario’s Revenue Outlook

Ontario government revenues are projected to grow over the forecast period, largely reflecting the outlook for Ontario economic growth.

TABLE 2.12	Summary of Medium-Term Outlook

($ Billions)

	Interim	Plan	Outlook
Revenue	2011–12	2012–13	2013–14	2014–15
Taxation Revenue	75.2	78.8	81.1	84.7
Personal Income Tax	24.2	25.8	27.2	28.7
Sales Tax	20.9	21.1	22.1	23.3
Corporations Tax	9.4	10.8	10.2	10.5
Ontario Health Premium	2.9	3.1	3.3	3.4
Education Property Tax	5.6	5.6	5.7	5.7
All Other Taxes	12.2	12.4	12.6	13.1
Government of Canada	21.4	21.8	23.0	23.5
Income from Government Business Enterprises	4.4	4.1	4.4	5.3
Other Non-Tax Revenue	8.3	7.6	7.6	7.5

Total Revenue	109.3	112.2	116.1	121.0

Starting in the 2012 Budget, revenue and expense have been restated to reflect a fiscally neutral reclassification of a number of tax expenditures as described in Section F of this chapter.

Note: Numbers may not add due to rounding.

Revenues are projected to increase at an annual average rate of 3.5 per cent over the 2011–12 to 2014 –15 period. The revenue forecast is based on the Ministry of Finance economic outlook (see Section C of this chapter). The outlook reflects revenue measures that the government is proposing in order to manage the fiscal plan responsibly and achieve the targets announced in its balanced budget plan. These measures are discussed in more detail in Chapter I: Transforming Public Services and Chapter IV, Section A: Tax. These measures together are projected to increase revenue by $2.7 billion by 2014–15.

2012 Ontario Budget

TABLE 2.13	Personal Income Tax Revenue Outlook

($ Billions)

	Interim	Plan	Outlook
Revenue	2011–12	2012–13	2013–14	2014–15
Total Projected Revenue	24.2	25.8	27.2	28.7
Measures Included in Total[1]	—	—	—	(0.1)
Adjustments for Prior Years	(0.6)	—	—	—
Base Revenue[2]	24.8	25.8	27.2	28.8
Base Revenue Growth (Per Cent)	—	4.1	5.5	5.6
Wages and Salaries Growth (Per Cent)	—	3.2	4.2	4.5

[1]	Represents the incremental revenue impact of all tax measures, announced previously and in this update, relative to their impact on revenue in 2011–12.
[2]	“Total Projected Revenue” less the impact of tax measures or other one-time factors such as prior-year adjustments. Base revenue reflects the impact of underlying macroeconomic factors.

Note: Numbers may not add due to rounding.

The forecast for Personal Income Tax (PIT) revenue is consistent with the economic outlook for wages and salaries growth. Adjustments for Prior Years captures the overestimation of PIT revenues in prior years’ Public Accounts. After accounting for the impact of these adjustments, the PIT revenue base grows at an annual average rate of 5.1 per cent over the forecast period. This compares to average annual growth of 4.0 per cent in wages and salaries over this period. Personal Income Tax revenue tends to grow at a faster rate than incomes due to the progressive structure of the tax system.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

TABLE 2.14	Sales Tax Revenue Outlook

($ Billions)

	Interim	Plan	Outlook
Revenue	2011–12	2012–13	2013–14	2014–15
Total Projected Sales Tax Revenue[1]	20.9	21.1	22.1	23.3
Measures Included in Total[2]	—	0.2	0.3	0.4
Adjustments for Prior Years	0.8	—	—	—
Sales Tax Base Revenue[3]	20.1	20.9	21.9	22.9
Sales Tax Base Revenue Growth (Per Cent)	—	4.3	4.4	4.6
Nominal Consumption Growth (Per Cent)	—	3.8	4.4	4.5

[1]	Sales Tax Revenue is reported net of both the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
[2]	Represents the incremental revenue impact of all tax measures, announced previously and in this update, relative to their impact on revenue in 2011–12.
[3]	“Total Projected Revenue” less the impact of tax measures or other one-time factors such as prior-year adjustments. Base revenue reflects the impact of underlying macroeconomic factors.

Note: Numbers may not add due to rounding.

Sales Tax revenues, after adjustments, are projected to grow based on growth in consumer spending. Measures reflect the impact of transition measures as well as those proposed in this Budget to address the underground economy. For further details, see Chapter IV, Section A: Tax. There is a one-time adjustment of $0.8 billion in 2011–12, mainly reflecting higher federal estimates of Ontario’s entitlements for 2010 and 2011 that were received in December 2011 subsequent to the Province’s 2010–11 Public Accounts.

2012 Ontario Budget

TABLE 2.15	Corporations Tax Revenue Outlook

($ Billions)

	Interim 2011–12	Plan 2012–13	Outlook
Revenue			2013–14	2014–15
Total Projected Revenue	9.4	10.8	10.2	10.5
Measures Included in Total[1]	—	0.2	0.1	—
Net Payment Timing Adjustments	(0.3)	0.6	(0.1)	(0.1)
Base Revenue[2]	9.7	10.0	10.2	10.6
Base Revenue Growth (Per Cent)	—	3.2	2.3	3.4
Corporate Profit Growth (Per Cent)	—	4.0	4.6	4.9

[1]	Represents the incremental revenue impact of all tax measures, announced previously and in this update, relative to their impact on revenue in 2011–12.
[2]	“Total projected revenue” less the impact of tax measures or other one-time factors such as prior-year adjustments. Base revenue reflects the impact of underlying macroeconomic factors.

Note: Numbers may not add due to rounding.

Corporations Tax (CT) revenues are projected to increase over the medium term due to growth in corporate profits. The forecast reflects measures proposed in this Budget, such as freezing the general corporate income tax rate, enhancing corporate tax compliance and addressing the underground economy. For further details, see Chapter IV, Section A: Tax. After adjustments, CT base revenue growth reflects growth in underlying corporate profits.

The Ontario Health Premium (OHP) forecast is based on the outlook for employment and personal income growth. In 2011–12, OHP revenues include a $76 million negative adjustment for overestimating revenue in the 2010–11 Public Accounts. After accounting for this, OHP base revenues are projected to increase by an annual average of 4.8 per cent over the forecast period.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Education Property Tax revenue increases by an average annual rate of 0.7 per cent over the forecast period, largely due to projected growth in the property assessment base as a result of new construction. The forecast also reflects the measure proposed in this Budget to freeze the Business Education Tax reduction plan, beginning in 2013. For further details, see Chapter IV, Section A: Tax.

The forecast for All Other Taxes is projected to increase at an annual average rate of 2.3 per cent between 2011–12 and 2014–15. The forecast is developed on an item-by-item basis. For example, the forecast for Employer Health Tax revenue is based on the outlook for wages and salaries growth.

The increase in Government of Canada transfers over the forecast period is largely due to projected increases under existing federal–provincial funding arrangements. Growth in federal transfers is moderated by the ending of Harmonized Sales Tax (HST) transition payments after 2011–12 and the projected decline in infrastructure funding over the forecast period.

2012 Ontario Budget

The forecast for Income from Government Business Enterprises is based on information provided by the individual enterprises. Overall revenue from government enterprises is projected to increase by $0.9 billion, or at an annual average rate of 6.3 per cent, between 2011–12 and 2014 –15. The decrease in 2012–13 reflects a drop in the combined net income of Ontario Power Generation Inc. (OPG) and Hydro One Inc. (Hydro One), largely due to the impact of the Ontario Energy Board’s March 2011 decision for OPG’s rate application for 2011 and 2012, lower forecast market prices and a decrease in the projected regulated returns on equity for OPG and Hydro One. The projected increase in the medium term is primarily due to increases in net income of the Ontario Lottery and Gaming Corporation (OLG) and Liquor Control Board of Ontario (LCBO) as a result of planned efficiency gains and additional measures proposed in this Budget that will increase their combined net income by about $0.7 billion by 2014–15. For further details of these measures, see Chapter I: Transforming Public Services.

The forecast for Other Non-Tax Revenue is based on information provided by government ministries and provincial agencies. Between 2011–12 and 2014–15, other non-tax revenues are projected to decrease by $0.8 billion, largely reflecting one-time gains in 2011–12 including Chrysler’s repayment of an Ontario loan and higher-than-usual recoveries of prior-year expenditures from government ministries. The outlook also reflects proposed Budget initiatives such as increases to vehicle validation and registration fees. For further details, see Chapter I: Transforming Public Services.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

TABLE 2.16	Summary of Medium-Term Revenue Changes Since the 2011 Budget

($ Billions)

	2011–12	2012–13	2013–14
Economic Growth	(0.7)	(1.6)	(2.7)
Past-Year Tax Return Processing — Ongoing	0.7	0.6	0.6
Past-Year Tax Return Processing — One Time	(0.5)	—	—
Corporations Tax Timing of Payments	—	0.5	—
2012 Budget Revenue Initiatives	—	0.3	1.4
Government of Canada	(0.4)	(0.0)	(0.1)
Electricity Sector	(0.2)	(0.6)	(1.0)
2011–12 Non-Tax Revenue	0.9	—	—
All Other Revenue Changes	0.1	0.3	0.0

Total Revenue Changes	(0.0)	(0.4)	(1.8)

Starting in the 2012 Budget, revenue and expense have been restated to reflect a fiscally neutral reclassification of a number of tax expenditures as described in Section F of this chapter. For purposes of comparison, 2011 Budget revenues were restated on the same basis.

Note: Numbers may not add due to rounding.

Revenues are very close to the 2011 Budget outlook in 2011–12. The decrease in the forecasts for 2012–13 and 2013–14 largely reflects the slower economic growth outlook.

The Economic Growth outlook has softened since the 2011 Budget. See Section C of this chapter for changes in Ontario’s economic growth outlook. This has reduced the revenue outlook over the 2011–12 to 2013–14 period.

Since the 2011 Budget, processing of past-year tax returns for PIT, OHP, CT and HST has increased the 2010–11 combined base upon which growth is applied in 2011–12 and onwards. A lower 2010 tax base for PIT and OHP is more than offset by higher tax bases for CT and HST. There is also a net one-time decrease in 2011–12 revenues as adjustments for past years are reflected in the current year. These adjustments include higher CT refunds related to prior years and lower 2010 PIT, which are only partially offset by higher 2010 HST.

2012 Ontario Budget

Changes in federal repayments of Corporations Tax lead to a revenue increase in 2012–13 compared to the 2011 Budget outlook.

Revenue initiatives proposed in this Budget result in higher revenues over the medium term. For further details, see Chapter I: Transforming Public Services and Chapter IV, Section A: Tax.

The change in Government of Canada transfers reflects:

•	the previously announced downward revision to Ontario’s Equalization entitlement in 2011–12 as a result of a federal government calculation error;

•	revised entitlement projections for federal programs under existing formulas; and

•	in 2011–12, lower infrastructure revenue as a result of revised timelines for capital projects and lower transfers to consolidated government agencies.

The change in electricity sector revenues is largely a result of the impact of the Ontario Energy Board’s March 2011 decision for OPG’s rate application for 2011 and 2012, lower forecast market prices and a decrease in the projected regulated returns on equity for OPG and Hydro One.

Higher Non-Tax Revenue in 2011–12 reflects one-time revenues related to the previously announced gain from Chrysler’s repayment of an Ontario loan and higher recoveries of prior-year expenditures from government ministries.

All Other Revenue Changes reflect a variety of changes reported by government ministries and agencies.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Risks to the Revenue Outlook

Ontario’s revenue outlook is based on reasonable assumptions about the pace of growth in Ontario’s economy. There are both positive and negative risks to the economic projections underlying the revenue forecast. Some of these risks are discussed in Section C of this chapter. This section highlights some of the key sensitivities and risks to the fiscal plan that could arise from unexpected changes in economic conditions. These estimates are only guidelines and actual results can vary depending on the composition and interaction of the various factors. The risks are those that could have the most material impact on the largest revenue sources. A broader range of additional risks are not included because the risk is either less material or difficult to quantify. For example, Income from Government Enterprises, representing roughly four per cent of total revenues, could be affected by changes in each business’s particular market. Likewise, the outlook for Government of Canada transfers is subject to those factors that affect federal funding formulas as well as future decisions by the federal government.

2012 Ontario Budget

TABLE 2.17	Selected Economic and Revenue Risks and Sensitivities

Item/Key Components	2012–13 Assumption	2012–13 Sensitivities
Total Revenues
– Real GDP	1.7 per cent growth in 2012	$800 million revenue change for each percentage point change in real GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Total Taxation Revenues
– Revenue Base[1] – Nominal GDP	3.5 per cent growth in 2012–13 3.4 per cent growth in 2012	$545 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.

Personal Income Tax (PIT) Revenues
– Revenue Base	4.1 per cent in 2012–13
Key Economic Assumptions
– Wages and Salaries	3.2 per cent growth in 2012	$332 million revenue change for each percentage point change in wages and salaries growth.
– Employment	0.9 per cent growth in 2012
– Unincorporated Business Income	4.2 per cent growth in 2012	$34 million revenue change for each percentage point change in unincorporated business income growth.
Key Revenue Assumptions
– Net Capital Gains Income	0.5 per cent decrease in 2012	$7 million revenue change for each percentage point change in net capital gains income growth.
– RRSP Deductions	2.9 per cent growth in 2012	$16 million revenue change in the opposite direction for each percentage point change in RRSP deductions growth.
– 2011 Tax-Year Assessments[2]	$23.2 billion	$232 million revenue change for each percentage point change in 2011 PIT assessments.[2]
– 2010 Tax-Year and Prior Assessments	$1.3 billion	$13 million revenue change for each percentage point change in 2010 and prior PIT assessments.[2]

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

TABLE 2.17	Selected Economic and Revenue Risks and Sensitivities (cont’d)

Item/Key Components	2012–13 Assumption	2012–13 Sensitivities
Sales Tax Revenues
– Revenue Base	4.3 per cent growth in 2012–13
– Nominal Consumption Expenditure	3.8 per cent growth in 2012	$250 million revenue change for each percentage point change in nominal consumption expenditure growth.
– 2011 Gross Revenue Pool[3]	$23.1 billion	$231 million revenue change for each percentage point change in 2011 gross revenue pool.
– 2012 Gross Revenue Pool[3]	$24.1 billion	$241 million revenue change for each percentage point change in 2012 gross revenue pool.
Corporations Tax Revenues
– 2011 Tax Assessments[2]	$7.7 billion	$77 million change in revenue for each percentage point change in 2011 Tax Assessments.
– 2012 Canada Corporate Taxable Income	$245.9 billion	$103 million change in revenue for each percentage point change in the federal estimate of 2012 Canada Corporate Taxable Income.
– 2013 Canada Corporate Taxable Income – Ontario Share of 2013 Corporate Taxable Income	$262.9 billion 37.04 per cent	$26 million change in revenue for each percentage point change in 2013 Canada Corporate Taxable Income or Ontario Share of 2013 Corporate Taxable Income.[4]
– 2012 Ontario Corporate Profit Growth	4.0 per cent	$53 million change in revenue for each percentage point change in 2012 Ontario Pre-Tax Corporate Profit Growth.[5]
Employer Health Tax Revenues
– Revenue Base	3.3 per cent growth in 2012–13
– Wages and Salaries	3.2 per cent growth in 2012	$51 million revenue change for each percentage point change in wages and salaries growth.
Ontario Health Premium (OHP) Revenues
– Revenue Base	4.4 per cent growth in 2012–13
– Personal Income	2.9 per cent growth in 2012	$28 million revenue change for each percentage point change in personal income growth.
– 2011 Tax-Year Assessments	$2.8 billion	$28 million revenue change for each percentage point change in 2011 OHP assessments.

2012 Ontario Budget

TABLE 2.17	Selected Economic and Revenue Risks and Sensitivities (cont’d)

Item/Key Components	2012–13 Assumption	2012–13 Sensitivities
Gasoline Tax Revenues
– Revenue Base	0.8 per cent growth in 2012–13
– Gasoline Pump Prices	126.2 cents per litre in 2012	$3 million revenue change in the opposite direction for each cent per litre change in gasoline pump prices.
Fuel Tax Revenues
– Revenue Base	2.8 per cent growth in 2012–13
– Real GDP	1.7 per cent growth in 2012	$10 million revenue change for each percentage point change in real GDP growth.
Land Transfer Tax Revenues
– Revenue Base	2.7 per cent decline in 2012–13
– Housing Resales	1.8 per cent decline in 2012	$14 million revenue change for each percentage point change in both the number and prices of housing resales.
– Resale Prices	0.6 per cent growth in 2012
Canada Health Transfer
– Ontario Population Share	38.8 per cent in 2012–13	$33 million revenue change for each tenth of a percentage point change in Ontario’s population share.
– Ontario Basic Federal Tax (BFT) Share	40.4 per cent in 2012–13	$3 million revenue change in the opposite direction for each tenth of a percentage point change in Ontario’s BFT share.
Canada Social Transfer
– Ontario Population Share	38.8 per cent in 2012–13	$12 million revenue change for each tenth of a percentage point change in Ontario’s population share.

[1]	Revenue base is revenue excluding the impact of measures, adjustments for past Public Accounts estimate variances and other one-time factors.
[2]

Ontario 2011 Personal Income Tax and Corporations Tax are forecast estimates because 2011 tax returns are yet to be assessed by the Canada Revenue Agency. Some tax amounts for 2010 and prior years are also yet to be assessed in 2012, and estimates of these amounts are included in the revenue outlook.

[3]	The gross revenue pool is a Federal Department of Finance estimate and excludes the impact of Ontario measures.
[4]	The provincial allocation of 2013 Canada Corporate Taxable Income will be based on shares from the 2011 tax returns to be assessed during 2012.
[5]

Revenue impacts related to changes in Ontario Corporate Profit Growth would be realized in the current year if reflected in federal instalment payments; otherwise the impact would be recognized in future years.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Section E: Ontario’s Fiscal Plan

Medium-Term Fiscal Outlook

Following the overachievement on the deficit targets in 2009–10 and 2010–11, the government is now projecting a $15.3 billion deficit for 2011–12 — $1.0 billion lower than outlined in the 2011 Budget. The Province is on track to meet the medium-term fiscal targets established in the 2011 Budget. This includes steadily declining deficits of $15.2 billion in 2012–13, $13.3 billion in 2013–14 and $10.7 billion in 2014–15.

TABLE 2.18	Medium-Term Fiscal Plan and Outlook

($ Billions)

	Interim 2011–12	Plan 2012–13	Outlook
			2013–14	2014–15
Total Revenue	109.3	112.2	116.1	121.0
Expense
Programs	114.5	115.8	117.0	117.9
Interest on Debt	10.1	10.6	11.2	12.3

Total Expense	124.6	126.4	128.2	130.3
Reserve	—	1.0	1.2	1.5

Surplus/(Deficit)	(15.3)	(15.2)	(13.3)	(10.7)

Note: Numbers may not add due to rounding.

Total revenue is projected to grow at an average annual rate of 3.5 per cent over the 2011–12 to 2014–15 period.

Total expense is projected to increase at an average annual rate of 1.5 per cent over the same period, lower than the 2.2 per cent growth forecast in the 2011 Budget.

2012 Ontario Budget

In recognition of considerable risks in the global economy, the fiscal plan includes prudence in the form of contingency funds totalling $0.5 billion in 2012–13, and a reserve of $1.0 billion in 2012–13, $1.2 billion in 2013–14 and $1.5 billion in 2014–15. The government has set the reserve higher than recent budgets and, consistent with the advice of the Commission on the Reform of Ontario’s Public Services, increased it over time to reflect the uncertain nature of longer-term revenue and expense projections.

Implementing transformational initiatives to achieve the savings necessary to manage growth in program spending may require some upfront costs, such as transition costs, expenses associated with organizational changes and severance costs. To support these initiatives while protecting essential front-line core services, a transition fund of $1.0 billion over three years, including $500 million in 2012–13, is included in the fiscal plan to assist ministries in managing the cost of transformational activities.

If No Action Is Taken

The government’s medium-term fiscal plan builds on managing growth in expense. For example, both the Conference Board of Canada and the Commission released projections in February 2012 that suggested if no action is taken to control growth in expense, a fiscal gap could emerge that would put the Province on a path of growing deficits and debt. The Commission estimated that if no changes were made to government policies, programs or practices, a deficit of $30.2 billion would emerge in 2017–18 instead of a balanced budget, and the net debt-to-GDP burden would be over 50 per cent.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

This analysis illustrates what could happen if spending continued to rise due to factors such as inflation, population growth, demographic changes and higher demand for services, and no action is taken to meet the resulting fiscal challenge.

Using a similar “what-if” analysis, it is estimated that a fiscal gap of $13.9 billion would arise in 2014–15 against the government’s deficit target that year if the action outlined in this Budget is not taken.

2012 Ontario Budget

To meet this challenge, and building on the government’s success in overachieving on its fiscal targets by controlling growth in expense, the medium-term fiscal plan projects that program spending growth will be held to an average annual rate of 1.0 per cent between 2011–12 and 2014–15. The fiscal actions outlined in this Budget mean that for every additional dollar in proposed new revenue measures, the plan includes four dollars of expense measures to close the fiscal gap that would emerge if no new action is taken to control growth in Provincial expense.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

TABLE 2.19	Impact of Fiscal Actions

($ Billions)

	2012–13	2013–14	2014–15	3-year impact

Expense Measures
Expense Management Measures	(1.0)	(1.7)	(2.2)	(4.9)
Compensation Restraint[1]	(0.9)	(2.1)	(3.0)	(6.0)
Cost Avoidance	(0.1)	(1.5)	(5.2)	(6.8)

Total Expense Measures	(2.0)	(5.3)	(10.4)	(17.7)

Revenue Measures
Freeze the Corporate Income Tax Rate at 11.5 Per Cent, If Passed	0.1	0.5	0.8	1.5
Freeze Business Education Tax Reductions	0.1	0.2	0.3	0.6
Modernize the Ontario Lottery and Gaming Corporation	(0.1)	0.2	0.5	0.6
Optimize Liquor Control Board of Ontario Revenue Potential	—	—	0.1	0.1
Enhance Revenue Integrity and Other Measures	0.1	0.3	0.5	1.0
Fee Changes to Move Closer to Full Cost Recovery	0.1	0.2	0.4	0.6

Total Revenue Measures	0.3	1.4	2.7	4.4

Total Direct Impact of Fiscal Action	2.3	6.7	13.1	22.1

Interest on Debt Expense Avoided	0.1	0.3	0.8	1.1

Ratio of Expense Measures to Revenue Measures				4:1

[1]	Includes compensation restraint for school boards, payments to physicians and public servants.

Note: Numbers may not add due to rounding.

2012 Ontario Budget

Details of Revenue and Expense Measures

For details of expense management measures: see Table 1.8 in Chapter I: Transforming Public Services.

Examples of cost avoidance include: managing cost pressures in agricultural business Risk Management Programs, demand-driven pressures in the Ontario Clean Energy Benefit, partial closure of Ontario Place, divestment of the Ontario Northland Transportation Commission, accelerating evidence-based health care, and shifting low-complexity, routine procedures from hospitals to specialized clinics.

For details of revenue measures: see Chapter I: Maximizing the Value of Public Assets; Chapter I: Responsible Actions to Increase Revenues; and Chapter IV: Enhancing Revenue Integrity.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

•

Over the next three years, there are four dollars of expense measures being taken for each dollar of revenue measures. This means that program spending will be reduced by a cumulative $17.7 billion compared to what it would otherwise have been — ensuring that average annual growth in program spending is held to 1.0 per cent between 2011–12 and 2014–15.

•

Total measures in this Budget that will help ensure the Province is on track to meet its medium-term fiscal targets amount to $2.3 billion in 2012–13, $6.7 billion in 2013–14 and $13.1 billion in 2014–15.

•	By the end of 2014–15, the direct fiscal action in this Budget will reduce the accumulated deficit of the Province by $22.1 billion from what it would otherwise have been, or 3.1 per cent of GDP.

•	Without these revenue and expense measures, the Province’s deficit would approach $25 billion in 2014–15, largely due to program expense growing at an average annual rate of almost four per cent.

TABLE 2.20	Impact of Measures on Medium-Term Fiscal Outlook

($ Billions)

	2012–13	2013–14	2014–15
Total Revenue before Measures	111.9	114.7	118.4

Expense
Programs before Measures	117.8	122.3	128.4
Interest on Debt	10.7	11.5	13.1

Total Expense before Measures	128.5	133.8	141.5

Reserve	1.0	1.2	1.5

Surplus/(Deficit) before Measures	(17.6)	(20.3)	(24.6)

Less: Expense Measures	(2.0)	(5.3)	(10.4)
Add: Revenue Measures	0.3	1.4	2.7
Less: Lower Interest on Debt Expense as a Result of Measures	(0.1)	(0.3)	(0.8)

Surplus/(Deficit)	(15.2)	(13.3)	(10.7)

Note: Numbers may not add due to rounding.

2012 Ontario Budget

Medium-Term Expense Outlook

The Province’s total expense outlook is projected to grow by an average annual rate of 1.5 per cent between 2011–12 and 2014–15.

Program expense growth over the medium term is projected to be held at an average annual rate of 1.0 per cent — less than one-third the rate of growth in revenue over the same period. These projections reflect the government’s commitment to control growth in program expense while protecting gains made in health and education.

The government is taking action to manage growth in expense to overcome the fiscal challenge facing the Province. Without the expense restraint action taken in this Budget, program spending would have grown at an average annual rate of almost four per cent, significantly higher than the 1.0 per cent projected over the medium term in this Budget.

TABLE 2.21	Summary of Medium-Term Expense Outlook

($ Billions)

	Interim	Plan	Outlook		Average Annual Growth 2011–12 to
	2011–12	2012–13	2013–14	2014–15	2014–15
Programs
Health Sector	47.3	48.4	49.4	50.3	2.1%
Education Sector[1]	23.3	23.9	24.1	24.5	1.7%
Postsecondary and Training Sector	7.3	7.5	7.7	7.7	1.9%
Children’s and Social Services Sector	13.7	14.1	14.4	14.8	2.7%
Justice Sector[2]	4.0	4.0	4.0	4.0	0.4%
Other Programs[2]	18.9	17.9	17.4	16.6	–4.3%

Total Programs	114.5	115.8	117.0	117.9	1.0%

Interest on Debt	10.1	10.6	11.2	12.3	6.9%

Total Expense	124.6	126.4	128.2	130.3	1.5%

[1]	Excludes Teachers’ Pension Plan.
[2]	Reflects a realignment of expenditures associated with the government real estate portfolio.

Note: Numbers may not add due to rounding.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Highlights of the program expense outlook over the medium term include the following:

Total health sector expense is projected to grow on average by 2.1 per cent per year between 2011–12 and 2014–15, an increase of $3.0 billion, mainly due to increased funding for community services, the Ontario Drug Benefit, hospital priority services and expenses associated with completed hospital projects. This growth rate reflects actions that are being taken to transform the largest sector of government expense and are necessary for the government to meet its commitment to balance the budget. The government will shift spending to where it has the greatest value and health care benefit. This includes providing better access to family health care, home care and community care to keep patients out of hospitals and receiving the care they need in the most appropriate place in a timely manner. Growth in sector expense could be 4.5 per cent per year without these transformative changes.

Total education sector expense is projected to grow on average by 1.7 per cent per year between 2011–12 and 2014–15, an increase of $1.2 billion, mainly due to the full implementation of full-day kindergarten by September 2014. This growth rate reflects action being taken to contain costs, including the compensation proposal for education sector staff based on a two-year freeze of salaries, including movement through the teacher qualification and experience grid, and ongoing savings from the elimination of retirement gratuities based on accumulated sick days. Eliminating the liability for sick-day banking would result in a onetime reduction in the associated non-cash expense as an in-year accounting adjustment. Other measures include a cap on successful high school credits and school board efficiencies, while maintaining class sizes and protecting classroom resources. Growth in sector expense could be 4.4 per cent per year without these government actions.

2012 Ontario Budget

Total postsecondary and training sector expense is projected to grow on average by 1.9 per cent per year between 2011–12 and 2014–15, an increase of $0.4 billion, mainly due to funding to support enrolment growth in postsecondary institutions and continued support for the Second Career program. This growth rate reflects measures to contain costs, such as savings from efficiencies and elimination of lower-priority grants and scholarships to offset the costs of the new 30% Off Ontario Tuition grant. Growth in sector expense could be 3.4 per cent per year without these actions to contain costs.

Total children’s and social services sector expense is projected to grow on average by 2.7 per cent per year between 2011–12 and 2014–15, an increase of $1.2 billion, mainly due to increased expense in social assistance and the increase in the maximum Ontario Child Benefit to $1,310 in July 2014. This growth reflects action that is being taken to transform services. The government will build on the advice of the Commission for the Review of Social Assistance in Ontario to ensure the long-term viability of the social assistance system. The government will also ensure that resources for other core services such as developmental services and child protection are utilized efficiently to achieve the best outcomes for Ontarians. Growth in sector expense could be over 5.0 per cent per year without these reforms.

Total justice sector expense is projected to grow on average by 0.4 per cent per year between 2011–12 and 2014–15, an increase of less than $0.1 billion, mainly due to increased expense for programs that provide support for victims and for policing services. This growth rate reflects the action being taken to transform services and contain costs. The sector will manage costs over the medium term by containing growth in compensation, which represents approximately 70 per cent of total expenditures. The government will work to transform services, including modernizing court services to make them available online, which will improve access to the justice system for Ontarians. Without transformative and cost-management measures, growth in sector expense could be over 3.2 per cent per year.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Other programs expense is projected to decrease by 4.3 per cent between 2011–12 and 2014–15, a decrease of $2.4 billion, consistent with the government’s approach to managing growth in spending while protecting core public services such as education and health care. Transformative levers used to reduce growth over the medium term include divesting non-essential assets and services of the Ontario Northland Transportation Commission to the private sector; reducing business support programs by focusing on productivity growth in the private sector; transforming some service delivery by delegating regulatory functions to outside agencies; and managing open-ended pressures through program changes in areas such as business risk management and the Ontario Clean Energy Benefit. Growth in sector expense could be 1.1 per cent per year without these actions to contain costs.

The total expense outlook includes interest on debt expense, which is projected to increase by $2.2 billion from 2011–12 to 2014–15. This increase is mainly due to additional borrowing required to fund deficits and investment in capital assets.

Risks to Expense Outlook

Given the increasingly challenging economic environment that Ontario has faced in recent years, potential risks may emerge that could cause variances from the Province’s expense projections. In addition to ensuring key public services are protected, the government will rigorously pursue prudent expenditure management to ensure the return to a balanced budget by 2017–18.

The following table provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could impact total expense, causing variances in the overall fiscal forecast. These sensitivities and risks are illustrative and can vary, depending on the nature and composition of potential risks.

2012 Ontario Budget

TABLE 2.22	Selected Expense Risks and Sensitivities

Program/Sector	2012–13 Assumption	2012–13 Sensitivity

Health Sector	Annual growth of 2.3 per cent.	One per cent change in health spending: $484 million.

Hospitals’ Sector Expense	Annual growth of 1.3 per cent.	One per cent change in hospitals’ sector expense: $215 million.

Drug Programs	Annual growth of 3.1 per cent.	One per cent change in program expenditure of drug programs: $36 million.

Long-Term Care Homes	77,500 long-term care home beds. Average Provincial annual operating cost per bed in a long-term care home is $47,940.	One per cent change in number of beds: approximately $37 million.

Home Care	Approximately 21 million hours of homemaking and support services.	One per cent change in hours of homemaking and support services: approximately $6 million.

	Approximately 7 million nursing and professional visits.	One per cent change in nursing and professional visits: approximately $6 million.

Elementary and Secondary Schools	1,871,000 average daily pupil enrolment.	One per cent enrolment increase: over $144 million.

University Students	370,500 full-time undergraduate and graduate students.	One per cent enrolment change: $35 million.

College Students	186,300 full-time students.	One per cent enrolment change: $14 million.

Ontario Works	270,546 average annual caseload.	One per cent caseload change: $25 million.

Ontario Disability Support Program	303,968 average annual caseload.	One per cent caseload change: $40 million.

Correctional System	3.2 million adult inmate days per year. Average cost $183 per inmate per day.	One per cent change in inmate days: $6.1 million.

Interest on Debt	Average cost of 10-year borrowing in 2012–13 is forecast to be approximately 3.6 per cent.	The 2012–13 impact of a 100 basis-point change in borrowing rates is forecast to be approximately $467 million.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Contingent Liabilities

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether these contingencies will result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province’s financial statements. Any significant contingent liabilities were disclosed as part of the 2010–11 Annual Report and Consolidated Financial Statements,1 released in August 2011.

Key Changes in the Medium-Term Fiscal Outlook Since the 2011 Budget

In addition to overachieving on its fiscal targets in each of the last three fiscal years, the Province is on track to meet the medium-term deficit projections set out in the 2011 Budget.

[1]	For further information, visit www.fin.gov.on.ca/en/budget/paccts/2011/11_ar.html.

2012 Ontario Budget

TABLE 2.23	Change in Medium-Term Fiscal Outlook Since the 2011 Budget [1]

($ Billions)

	2011–12	2012–13	2013–14
Surplus/(Deficit) from 2011 Budget	(16.3)	(15.2)	(13.3)

Total Revenue Changes	(0.0)	(0.4)	(1.8)

Expense Changes
Net Program Expense Changes	(0.2)	0.3	(0.6)
Interest on Debt	(0.2)	(0.8)	(1.4)

Total Expense Changes	(0.4)	(0.4)	(2.0)

Change in Reserve	(0.7)	–	0.2

Fiscal Improvement/(Deterioration)	1.0	0.0	0.0

Budget Surplus/(Deficit)	(15.3)	(15.2)	(13.3)

[1]

Revenue and expense have been restated to reflect a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review. Starting in this Budget, revenue and expense have been restated to reflect a fiscally neutral reclassification of a number of tax expenditures as described in Section F of this chapter. For purposes of comparison, 2011 Budget amounts were restated on the same basis.

Note: Numbers may not add due to rounding.

As outlined in Section D of this chapter, the revenue outlook for 2012–13 and 2013–14 has deteriorated mainly due to a slower economic growth outlook.

Excluding the impact of the $500 million transition fund in 2012–13, program expense and total expense are both on track to be lower than projected in the 2011 Budget for 2011–12, 2012–13 and 2013–14. This is consistent with the government’s approach to managing growth in total expense, reflected in the reduction to the projected average annual growth rate over this period from 2.2 per cent in the 2011 Budget to 1.5 per cent in this Budget. This reduced growth also directly reflects the $4.9 billion in savings, as well as the actions to contain cost increases that total $12.8 billion, for a total of $17.7 billion in restraint measures over the next three years.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

For 2012–13 and 2013–14, interest on debt expense is projected to be lower than forecast in the 2011 Budget, primarily due to lower interest rates together with the lower deficits for 2010–11 and 2011–12.

The reserve in 2013–14 has been set higher than in recent budgets to reflect the uncertain nature of longer-term revenue and expense projections.

Plan to Balance the Budget

As the Ontario economy continues on a steady pace of growth following the global economic recession, the government will transform public services so that the Province’s finances are firmly on a path towards a balanced budget and long-term sustainability.

Between 2010–11 and 2017–18, program spending growth will be held to an average of 0.9 per cent — in line with the recommendation of the Commission on the Reform of Ontario’s Public Services. Given the government’s record of overachieving on its fiscal targets by managing growth in recent years, this target for expense growth is achievable, underpinned by the $17.7 billion in restraint measures in the 2012 Budget.

2012 Ontario Budget

While a return to balanced budgets is a key fiscal objective, it alone is not a goal — it is a means to an end: ensuring that Ontario families continue to receive the best value through the best education and health care in the world, and a strong economy that creates jobs. In fact, even before the budget achieves balance in 2017–18, the measures in this Budget will help support the Province in improving fiscal health and sustainability — which will provide a strong foundation for the longer-term sustainability of core services such as health and education.

Additional indicators to assess the return to fiscal sustainability, vulnerability and flexibility of the Province over the recovery period include ratios of net debt-to-GDP, deficit-to-GDP, interest on debt expense-to-revenue and the government’s primary budget balance.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

While the deficit will not be eliminated until 2017–18, the government is projecting it will fall from 2.4 per cent of GDP in 2011–12 to about 1 per cent of GDP by 2015–16. Similarly, beginning in 2015–16, Provincial net debt relative to the economy is expected to decline.

Another indicator that the government’s fiscal plan is on track for sustainability is measuring the Province’s primary budget balance — the surplus/deficit excluding interest on debt expense. Achieving a primary surplus is generally an important step in reducing the net debt-to-GDP ratio. Consistent with the peaking of the Province’s net debt-to-GDP ratio, Ontario is expected to achieve a primary budget balance by 2014–15.

Together, these indicators suggest that while the budget will not be balanced until 2017–18, the measures in this Budget between 2012–13 and 2014–15 will ensure that key elements of fiscal recovery will already be evident in Ontario earlier.

Meeting deficit reduction targets in a sustained way will also limit the extent to which interest on debt expense crowds out spending on core programs such as health and education. Interest on debt as a share of Provincial revenue over the recovery period is projected to be lower than the 2011 Budget forecast, thereby allowing for a greater proportion of government resources to be spent on these core programs rather than to service debt.

2012 Ontario Budget

Other key elements of the government’s plan to balance the budget by 2017–18 include:

•	holding annual growth in program expense to an average of 0.9 per cent between 2010–11 and 2017–18 — in line with the recommendation of the Commission on the Reform of Ontario’s Public Services;

•	ensuring the achievement of $4.9 billion in savings as well as actions to contain cost increases of $12.8 billion, for a total of $17.7 billion in restraint over the next three years;

•	initiatives to transform the delivery of public services while ensuring Ontarians receive the best value for their tax dollars;

•	ensuring the rate of growth in debt returns to a fiscally sustainable level; and

•	promoting principled and sustainable federal–provincial fiscal arrangements.

TABLE 2.24	Ontario’s Recovery Plan

($ Billions)

	Interim	Plan	Medium-Term Outlook		Extended Outlook
	11–12	12–13	13–14	14–15	15–16	16–17	17–18
Revenue	109.3	112.2	116.1	121.0	126.2	131.2	135.9
Expense
Programs	114.5	115.8	117.0	117.9	118.5	118.7	118.9
Interest on Debt	10.1	10.6	11.2	12.3	14.1	15.1	15.4

Total Expense	124.6	126.4	128.2	130.3	132.6	133.8	134.4

Reserve	—	1.0	1.2	1.5	1.5	1.5	1.5

Surplus/(Deficit)	(15.3)	(15.2)	(13.3)	(10.7)	(7.8)	(4.2)	—

Note: Numbers may not add due to rounding.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Fiscal Prudence

Along with the transformative changes that will ensure the Province achieves its fiscal targets, the government continues to maintain a prudent approach to managing growth in expenditures.

As required by the Fiscal Transparency and Accountability Act, 2004, the fiscal plan incorporates prudence in the form of a reserve to protect the fiscal outlook against adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The reserve has been set higher than in recent budgets and increases in each year over the medium term until it is maintained at $1.5 billion from 2014–15 onwards, to reflect the uncertain nature of longer-term revenue and expense projections.

The fiscal plan also includes contingency funds (both operating and capital) to help mitigate expense risks that may otherwise have a negative impact on results. Consistent with the Commission’s advice, the contingency funds will only be used to fund ministry expense pressures in cases where health and safety might be compromised or services to the most vulnerable are jeopardized.

In keeping with sound fiscal practices, the Province’s revenue outlook is based on prudent economic assumptions.

2012 Ontario Budget

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Section F:	Accountability, Transparency and Financial Management

The government is accountable to the public for the appropriate use of taxpayer dollars and for clearly communicating the objectives and results of how those dollars are spent. It continues to make progress on further strengthening its accountability to the public, improving transparency in reporting on the use of taxpayers’ money, and ensuring that funds are managed effectively.

Accountability

Ontario has been working to ensure measures ministries use in exercising agency oversight are effective and up to date. In 2010, Ontario updated and clarified its policy guiding agency establishment and accountability. The government will be expanding its existing financial assurance and certification process for its agencies, supported by audit reviews, to ensure effective controls and financial risk management are in place.

The government is also taking action to ensure complete reporting and disclosure of salaries as required under the Public Sector Salary Disclosure Act, 1996, by introducing amendments that, if approved, would allow the government to audit organizations in cases where information required by the act has not been provided.

2012 Ontario Budget

Transparency

The government will be adopting a new Public Sector Accounting Board (PSAB) accounting standard on government transfers effective April 2012. This new standard is consistent with the government’s existing reporting practice. In preparation for adopting this standard, the government approved a regulation in August 2011 to ensure its consolidated organizations will also report consistent with the new PSAB standard.

In 2011, the government approved a regulation directing Hydro One to adopt U.S. accounting standards for its financial reports effective January 2012. This was necessary to address rate-regulated accounting requirements missing as a result of PSAB’s adoption of International Financial Reporting Standards (IFRS) for government business enterprises. The U.S. accounting standards continue to provide for rate-regulated accounting. A similar requirement will be implemented for Ontario Power Generation (OPG) to allow it to continue reporting its rate-regulated activities on the same basis. The Ontario Securities Commission has allowed both electricity utilities to report using U.S. accounting standards until the rate-regulated accounting requirements have been resolved under IFRS.

The government will also introduce an amendment to the Financial Administration Act that, if approved, would enable Treasury Board to establish accounting policies for the purpose of preparing the Province’s consolidated financial reports.

The 2011 Budget noted the government’s plan to increase the transparency of its asset management and financial reporting model for its real estate portfolio. For 2012–13, the government is enhancing identification of investments on new building construction within each responsible ministry’s appropriations. This will contribute to clear accountability for the management of those assets.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Transparency in Tax Expenditure Reporting

Starting in the 2012 Budget, the presentation of certain tax expenditures is changing. As explained in Chapter IV: Tax and Pension Systems, these changes are being made to provide more transparency and accountability. This is consistent with the new PSAB accounting standard for tax revenue, effective April 2012. Tax expenditures that provide a financial benefit through the tax system, and are not related to relief of taxes paid, will be shown as an expense. This change recognizes that such expenditures made through the tax system are, in substance, transfers or grants. It will not affect people or businesses that receive these tax credits and grants. This change does not impact the Province’s surplus or deficit.

The tax expenditures that will be reported as expenses starting in the 2012 Budget are:

•	Children’s Activity Tax Credit;

•	Ontario Apprenticeship Training Tax Credit;

•	Ontario Book Publishing Tax Credit;

•	Ontario Business Research Institute Tax Credit;

•	Ontario Computer Animation and Special Effects Tax Credit;

•	Ontario Co-operative Education Tax Credit;

•	Ontario Film and Television Tax Credit;

•	Ontario Focused Flow-through Share Tax Credit;

•	Ontario Innovation Tax Credit;

•	Ontario Interactive Digital Media Tax Credit;

•	Ontario Political Contribution Tax Credit;

•	Ontario Production Services Tax Credit; and

•	Ontario Sound Recording Tax Credit.

2012 Ontario Budget

One tax expenditure will change from an expense and will be netted against related tax revenue starting in the 2012 Budget:

•	Ontario Senior Homeowners’ Property Tax Grant.

As a result of this change, both revenue and expense are increasing by identical amounts. To facilitate comparisons, the Province’s historical revenue and expense have been restated using the new presentation. The table below summarizes the impact by ministry.

TABLE 2.25	Impact of Change in Presentation of Tax Expenditures

($ Millions)

	2009–10	Actual 2010–11	Interim 2011–12	Plan 2012–13
Revenue
Personal Income Tax	28	87	114.9	113.6
Corporations Tax	612	684	682.6	677.8
Education Property Tax	(120)	(254)	(216.9)	(223.1)

Total Revenue	520	517	580.6	568.3

Expense
Attorney General	6	8	11.9	6.8
Children and Youth Services	8	55	79.9	85.9
Economic Development and Innovation	240	250	255.2	255.3
Energy	—	24	29.4	39.2
Finance	(129)	(281)	(314.9)	(398.2)
Health and Long-Term Care	—	—	60.0	125.0
Northern Development and Mines	10	11	11.5	11.5
Tourism, Culture and Sport	229	239	230.2	226.2
Training, Colleges and Universities	156	210	217.5	216.6

Total Expense	520	517	580.6	568.3

Impact on Surplus/(Deficit)	—	—	—	—

Note: Numbers may not add due to rounding.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Financial Management

The government will introduce the proposed Interim Appropriation for 2012–13 Act, 2012. If approved by the legislature, this would provide the interim legal spending authority for anticipated 2012–13 spending, pending finalization of the 2012–13 Supply process.

The government will propose amendments to the Financial Administration Act that, if approved, would facilitate the Province’s continued participation in international financial markets for borrowing and investment, by authorizing the government to participate in centralized international financial clearinghouse arrangements.

2012 Ontario Budget

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Section G:	Details of Ontario’s Finances

Fiscal Tables and Charts

This section provides information on the Province’s historical financial performance, key fiscal indicators, and details on Ontario’s fiscal plan and outlook.

TABLE 2.26	Medium-Term Fiscal Plan and Outlook

($ Billions)

	Interim	Plan	Outlook
	2011–12	2012–13	2013–14	2014–15
Revenue	109.3	112.2	116.1	121.0
Expense
Programs	114.5	115.8	117.0	117.9
Interest on Debt[1]	10.1	10.6	11.2	12.3

Total Expense	124.6	126.4	128.2	130.3

Reserve	—	1.0	1.2	1.5

Surplus/(Deficit)	(15.3)	(15.2)	(13.3)	(10.7)

Net Debt	237.6	260.4	281.0	297.3
Accumulated Deficit	159.9	175.0	188.3	199.1

[1]

Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $0.2 billion in 2011–12, $0.2 billion in 2012–13, $0.4 billion in 2013–14 and $0.4 billion in 2014–15.

Note: Numbers may not add due to rounding.

2012 Ontario Budget

TABLE 2.27	Revenue

($ Millions)

	2009–10	Actual 2010–11	Interim 2011–12	Plan 2012–13
Taxation Revenue
Personal Income Tax[1]	23,421	23,711	24,222	25,797
Sales Tax[2]	17,059	18,813	20,885	21,135
Corporations Tax[1]	6,227	9,067	9,401	10,753
Education Property Tax[1,3]	5,506	5,659	5,610	5,631
Employer Health Tax	4,545	4,733	5,028	5,149
Ontario Health Premium	2,763	2,934	2,891	3,098
Gasoline Tax	2,336	2,358	2,353	2,371
Land Transfer Tax	1,015	1,247	1,412	1,374
Tobacco Tax	1,083	1,160	1,125	1,185
Fuel Tax	658	702	704	724
Beer and Wine Tax (replacing Fees)[4]	—	397	555	557
Electricity Payments-In-Lieu of Taxes	516	321	422	555
Other Taxes	322	562	604	460

	65,451	71,664	75,212	78,790
Government of Canada
Canada Health Transfer	9,791	10,184	10,738	11,378
Canada Social Transfer	4,204	4,330	4,469	4,596
Equalization	347	972	2,200	3,261
Infrastructure Programs	990	1,712	394	204
Labour Market Programs	1,253	1,201	907	897
Social Housing	498	493	482	476
Wait Times Reduction Fund	97	97	97	97
Other Federal Payments	1,440	4,052	2,072	867

	18,620	23,041	21,359	21,776
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,924	1,956	1,803	1,737
Liquor Control Board of Ontario	1,440	1,562	1,596	1,673
Ontario Power Generation Inc./Hydro One Inc.	854	1,048	1,024	655
Other Government Enterprises	(23)	—	—	—

	4,195	4,566	4,423	4,065
Other Non-Tax Revenue
Reimbursements	1,429	1,036	817	990
Vehicle and Driver Registration Fees	1,057	1,080	1,072	1,163
Electricity Debt Retirement Charge	907	944	938	946
Power Supply Contract Recoveries	1,409	1,288	1,387	1,262
Sales and Rentals	647	1,015	1,124	1,068
Other Fees and Licences	717	715	784	819
Beer and Wine Fees (replaced by Tax)[4]	451	181	—	—
Net Reduction of Power Purchase Contract Liability	348	339	317	263
Royalties	228	145	201	204
Miscellaneous Other Non-Tax Revenue[5]	854	1,161	1,643	894

	8,047	7,904	8,283	7,609

Total Revenue	96,313	107,175	109,277	112,240

[1]	Historical amounts have been restated to reflect the reclassification of tax expenditures as described in Section F of this chapter.
[2]

Sales Tax in 2010–11 includes Retail Sales Tax (RST) and Harmonized Sales Tax (HST). The RST was replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered HST. Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.

[3]	Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
[4]	Beer and Wine Tax replaces reduced Beer and Wine Fees and the reduced sales tax on alcohol. There is no net new revenue for the Province.
[5]

Miscellaneous Other Non-Tax Revenue in 2011–12 is higher than other years due to one-time revenues including Chrysler’s repayment of an Ontario loan and higher-than-usual recoveries of prior-year expenditures from government ministries.

Note: Numbers may not add due to rounding.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

TABLE 2.28	Total Expense

($ Millions)

Ministry Expense	2009–10	Actual 2010–11	Interim 2011–12	Plan 2012–13
Aboriginal Affairs[1]	67	65	69.9	75.8
Agriculture, Food and Rural Affairs[1]	1,265	888	1,043.5	1,124.9
Attorney General2, [3]	1,606	1,589	1,692.9	1,731.6
Board of Internal Economy[1]	187	194	193.9	197.4
Children and Youth Services[2]	3,590	3,882	4,004.3	4,083.1
Citizenship and Immigration[1]	101	106	115.6	115.0
Community and Social Services	8,621	9,148	9,646.7	10,003.0
Community Safety and Correctional Services[3]	2,137	2,218	2,277.6	2,314.8
Consumer Services	17	18	19.8	20.4
Economic Development and Innovation1, [2]	796	867	983.9	955.3
Education[1]	21,184	21,857	23,345.9	23,892.1
Energy1, [2]	469	724	367.8	362.1
Environment[1]	375	521	536.2	485.7
Executive Offices	34	32	31.9	31.4
Finance1, [2]	1,492	1,115	1,050.2	1,104.3
Francophone Affairs, Office of	5	5	5.5	5.1
Government Services1, [3]	929	973	1,065.0	1,018.0
Health and Long-Term Care[2]	43,054	44,414	47,268.9	48,369.0
Infrastructure1, [3]	133	305	308.8	277.7
Labour[1]	179	187	188.9	190.9
Municipal Affairs and Housing[1]	664	670	596.3	585.5
Natural Resources[1]	685	705	713.3	687.1
Northern Development and Mines[2]	534	706	768.6	771.3
Tourism, Culture and Sport1, [2]	950	1,086	1,200.3	1,105.9
Training, Colleges and Universities1, [2]	6,634	6,711	7,160.0	7,508.6
Transportation[1]	2,092	2,263	2,337.9	2,587.3
Interest on Debt[4]	8,719	9,480	10,096.9	10,619.0
Other Expense[1]	9,056	10,457	7,468.9	6,970.5
Year-End Savings[5]	—	—	—	(800.0)

Total Expense	115,575	121,186	124,559.7	126,392.8

[1]	Details on other ministry expense can be found in Table 2.29, Other Expense.
[2]	Historical amounts have been restated to reflect the reclassification of tax expenditures as described in Section F.
[3]	Reflects a realignment of expenditures associated with the government real estate portfolio.
[4]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $148 million in 2009–10, $203 million in 2010–11, $227 million in 2011–12 and $248 million in 2012–13.
[5]

As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project startups and implementation plans.

Note: Numbers may not add due to rounding.

2012 Ontario Budget

TABLE 2.29	Other Expense

($ Millions)

Ministry Expense	2009–10	Actual 2010–11	Interim 2011–12	Plan 2012–13
Aboriginal Affairs
One-Time Investments – Settlements	—	6	27.8	—
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	618	1,496	251.1	—
Time-Limited Assistance	27	9	—	—
Board of Internal Economy
2011 Election Expenses	—	—	100.0	—
Citizenship and Immigration
Time-Limited Investments to Support Pan/Parapan Am Games	3	16	59.2	319.6
Economic Development and Innovation
One-Time Investments	5	—	—	—
Education
Teachers’ Pension Plan[1]	255	522	522.0	850.0
Energy
Ontario Clean Energy Benefit	—	300	1,059.0	1,070.0
Environment
One-Time Investments	37	—	—	—
Finance
Harmonized Sales Tax Transitional Support	—	3,039	1,441.6	—
One-Time Automotive Sector Support[2]	3,022	—	—	—
Ontario Municipal Partnership Fund	781	684	591.7	592.2
Operating Contingency Fund	—	—	250.0	400.0
Pension Benefit Guarantee Fund	500	—	—	—
Power Supply Contract Costs	1,409	1,288	1,387.0	1,262.0
Transition Fund	—	—	—	500.0
Government Services
Pension and Other Employee Future Benefits	949	1,182	1,320.0	1,545.0
Infrastructure
Capital Contingency Fund	—	—	—	100.0
Labour
Prevention Office	—	—	—	108.8
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and	585	668	58.7	155.2
Affordable Housing Stock
Time-Limited Assistance	—	21	8.7	3.0
Natural Resources
Emergency Forest Firefighting	68	100	204.2	64.7
Tourism, Culture and Sport
Time-Limited Investments–Sport Program	48	288	38.5	—
One-Time Investments	—	22	3.1	—
Training, Colleges and Universities
Time-Limited Investments	559	816	146.3	—
Transportation
One-Time Transit and Infrastructure Investments	190	—	—	—

Total Other Expense	9,056	10,457	7,468.9	6,970.5

[1]	Numbers reflect PSAB pension expense. Ontario’s matching contributions to the plan grow from $1,245 million in 2009–10 to $1,459 million in 2012–13.
[2]	Reflects the fiscal impact of Ontario’s $4.6 billion in support to the automotive industry.

Note: Numbers may not add due to rounding.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

TABLE 2.30	2012–13 Infrastructure Expenditures

($ Millions)

		2012–13 Plan
Sector	Total Infrastructure Expenditures 2011–12 Interim	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures
Transportation
Transit	2,444	2,121	422	2,543
Provincial Highways	1,833	2,398	—	2,398
Other Transportation[3]	831	647	131	778
Health
Hospitals	3,046	2,798	127	2,925
Other Health	268	159	163	322
Education[4]	2,130	2,017	72	2,089
Postsecondary
Colleges	228	204	—	204
Universities	194	—	112	112
Water/Environment	220	44	155	199
Municipal and Local Infrastructure	731	32	652	683
Justice	910	726	85	811
Other	959	539	287	826

Subtotal	13,794	11,685	2,204	13,889

Less: Other Partner Funding[5]	903	1,018	—	1,018

Total Excluding Partner Funding	12,892	10,667	2,204	12,871

Less: Other Capital Contributions[6]	481	160	175	335

Total Provincial Expenditure[7]	12,410	10,507	2,029	12,536

[1]	Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $248 million.
[2]	Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
[3]	Other transportation includes highway planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., municipal/local roads, remote airports).
[4]	Includes a one-time adjustment of $248 million in 2011–12 related to last year’s capital grants that is fully offset by revenue recovery from the school board sector.
[5]	Third-party contributions to capital investment in consolidated schools, colleges, hospitals and provincial agencies.
[6]	Mostly federal government transfers for capital investments.
[7]	Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $10.5 billion for 2011–12.

Note: Numbers may not add due to rounding.

2012 Ontario Budget

TABLE 2.31	Ten-Year Review of Selected Financial and Economic Statistics[1]

($ Millions)

	2003–04	2004–05	2005–06[2]
Revenue	74,549	84,192	90,738
Expense
Programs	70,428	76,379	81,421
Interest on Debt[4]	9,604	9,368	9,019

Total Expense	80,032	85,747	90,440

Reserve	—	—	—

Surplus/(Deficit)	(5,483)	(1,555)	298

Net Debt[5]	138,816	140,921	152,702
Accumulated Deficit	124,188	125,743	109,155

Gross Domestic Product (GDP) at Market Prices	493,081	516,106	537,383
Personal Income	381,127	400,994	419,457

Population — July (000s)	12,242	12,391	12,528
Net Debt per Capita (dollars)	11,339	11,373	12,188
Personal Income per Capita (dollars)	31,132	32,363	33,480

Interest on Debt as a per cent of Revenue	12.9	11.1	9.9
Net Debt as a per cent of GDP	28.2	27.3	28.4
Accumulated Deficit as a per cent of GDP	25.2	24.4	20.3

[1]

Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget; and a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review. Starting in this Budget, revenue and expense have been restated to reflect a fiscally neutral reclassification of a number of tax expenditures as described in Section F of this chapter.

[2]

Starting in 2005–06, the Province’s financial reporting was expanded to include hospitals, school boards and colleges. Total expense prior to 2005–06 has not been restated to reflect expanded reporting.

[3]

Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.

[4]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $148 million in 2009–10, $203 million in 2010–11, $227 million in 2011–12 and $248 million in 2012–13.
[5]

Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2005–06 to 2008–09 to conform with this revised presentation. Net Debt has also been restated from 2003–04 to 2005–06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.

Sources: Ontario Ministry of Finance and Statistics Canada.

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

2006–07	2007–08	2008–09	2009–10[3]	Actual 2010–11	Interim 2011–12	Plan 2012–13
97,120	104,115	97,532	96,313	107,175	109,277	112,240

86,020	94,601	95,375	106,856	111,706	114,463	115,774
8,831	8,914	8,566	8,719	9,480	10,097	10,619

94,851	103,515	103,941	115,575	121,186	124,560	126,393
—	—	—	—	—	—	1,000

2,269	600	(6,409)	(19,262)	(14,011)	(15,283)	(15,153)

153,742	156,616	169,585	193,589	214,511	237,583	260,411
106,776	105,617	113,238	130,957	144,573	159,856	175,009

560,576	583,946	587,055	581,635	612,494	638,169	659,662
442,736	466,051	479,217	480,061	500,048	514,874	529,660

12,665	12,793	12,934	13,073	13,228	13,373	13,533
12,139	12,242	13,111	14,809	16,217	17,766	19,243
34,956	36,430	37,050	36,722	37,803	38,501	39,139

9.1	8.6	8.8	9.1	8.8	9.2	9.5
27.4	26.8	28.9	33.3	35.0	37.2	39.5
19.0	18.1	19.3	22.5	23.6	25.0	26.5

2012 Ontario Budget

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

2012 Ontario Budget

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Support from Gaming

Proceeds from gaming activities in Ontario continue to support Provincial priorities. The Ontario Lottery and Gaming Corporation Act, 1999 requires that net Provincial revenue generated from lotteries, Ontario Lottery and Gaming Corporation (OLG) operated casinos, slot facilities and commercial casinos support services such as the operation of hospitals, municipalities, amateur sports, Ontario First Nations, problem gambling and related programs, and funding for charitable and not-for-profit organizations.

TABLE 2.32	Support for Health Care, Charities, Problem Gambling and Related Programs, Municipalities and Ontario First Nations

($ Millions)

	Interim 2011–12	Plan 2012–13
Revenue from Lotteries, OLG-Operated Casinos and Slot Facilities at Racetracks
Operation of Hospitals	1,542	1,496
Ontario Trillium Foundation	120	120
Problem Gambling and Related Programs	41	41
Ontario Amateur Sports	10	10
Revenue from Commercial Casinos
General Government Priorities	90	70

Subtotal — Net Profit to Province	1,803	1,737
Support for Municipalities and Ontario First Nations[1]
Slots at Racetracks	345	340
Municipalities	89	91
Ontario First Nations	119	119

Total Support from Gaming	2,356	2,287

[1]	Operating expenses of the Ontario Lottery and Gaming Corporation (OLG) include payments to host municipalities and Ontario First Nations under the Gaming Revenue Sharing and Financial Agreement.

Note: Numbers may not add due to rounding.

An estimated $1,496 million in net revenue from lotteries, OLG-operated casinos and slot facilities at racetracks will be applied to support the operation of hospitals in 2012–13.

2012 Ontario Budget

Host municipalities of OLG-operated casinos, slot facilities and commercial casinos receive a portion of gross slot-machine revenue or fixed payments respectively. For 2012–13, these payments are estimated at $91 million and will help offset local infrastructure and service costs.

The Quest for Gold lottery will provide an estimated $10 million in 2012–13 for financial support to Ontario’s high-performance amateur athletes.

Ontario First Nations receive 1.7 per cent of gross gaming revenues through the Gaming Revenue Sharing and Financial Agreement to invest in education, health, economic, community and social development. Since 2011–12, this agreement has provided approximately $119 million to First Nations in Ontario. For 2012–13, additional support is estimated at $119 million.

Approximately 20 per cent of gross revenue from slot machines at racetracks is used to support the horse racing industry. Since 1998, this initiative has provided over $3.7 billion to the horse racing industry in Ontario. For 2012–13, additional support is estimated at $340 million; it will then cease in 2013–14.

Two per cent of gross slot-machine revenue, estimated at $41 million for 2012–13, is allocated for problem gambling prevention, treatment and research programs.

In 2012–13, net Provincial revenue from commercial casinos, estimated at $70 million, will be used to support general government priorities, including health care, education and public infrastructure. In addition, commercial casino operations support approximately 10,000 direct jobs in Ontario and provide vital tourism and economic development attractions for their respective communities.

Chapter III: Federal–Provincial Relations

Highlights

☒	The federal government should disentangle and devolve programs where policy areas are shared with Ontario to remove duplication, which will reduce costs and provide better services to citizens.

☒	Federal initiatives should not undermine Ontario’s plan to balance its budget and protect health care and education.

☒	The federal government should enhance its support for Ontario’s clean energy sector, the Ring of Fire and an east-west electricity transmission grid.

☒	The federal government must do more to improve the fairness and transparency of the Employment Insurance system.

☒	Ontario is prepared to work together with First Nations communities and the federal government to share the Province’s expertise in delivering education, provided the federal government supplies the necessary funding for on-reserve First Nations education.

☒	Ontario is again asking the federal government to support the province’s farmers by funding its 60 per cent share of the agricultural Risk Management Program.

☒	Ontario insists the federal government work with the provinces and territories to improve and modernize federal–provincial fiscal arrangements to support the sustainable delivery of public services.

2012 Ontario Budget

Chapter III: Federal–Provincial Relations

Introduction

During the recent global recession, the governments of Ontario and Canada worked together to protect Ontario families and their jobs. A joint infrastructure program stimulated growth of both economies. The Province and federal government provided support to the auto industry to protect the hundreds of thousands of jobs supported by the automotive sector. Ontario and the federal government also worked together on sales tax harmonization to help provide savings to business that will create economic growth and jobs. However, as noted by the Commission on the Reform of Ontario’s Public Services, despite its 39 per cent population share and contribution to federal revenues, only 34 per cent of federal spending, in the form of services and transfers, was returned to Ontario in 2009–10. According to the Commission, the net result of this revenue and spending pattern on a per capita basis is worth about $12.3 billion, or 2.1 per cent of Ontario’s gross domestic product — indicating Ontarians are receiving less than their per capita share of federal spending on programs and services. As a result, it is clear that both levels of government should continue to work together on existing and new initiatives to strengthen the economy and benefit the people of Ontario and Canada.

2012 Ontario Budget

Working Together to Save Taxpayers’ Money

Between 2005–06 and 2010–11, the federal and Ontario governments both had program expense grow at an average annual rate of 6.5 per cent. Both governments have recently begun reducing rates of growth in program expense to support their plans to return to balanced budgets. Taxpayers would benefit from their governments working together to ensure achievement of those plans.

Opportunities to Disentangle Public Services

The Ontario government is reforming the way public services are delivered to ensure the best value for Ontario taxpayers. Services that multiple levels of government currently provide could be delivered more efficiently by one level of government. Ontario wants to work with the federal government to disentangle programs where policy areas are shared to remove duplication, saving taxpayers’ money and providing better services to citizens.

“While independent, Canada’s two orders of government work collaboratively to serve their citizens. But collaboration should not mean delivering the same services. Both federal and provincial governments deliver services for labour-market training, immigration settlement and corrections. This duplication creates an environment that is both inefficient and confusing for citizens.”

Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, 2012.

Chapter III: Federal–Provincial Relations

Labour-Market Training

The current system of federal support for training inhibits the efficient and effective delivery of labour-market services in Ontario. Existing agreements such as the Labour Market Development Agreement and Labour Market Agreement contain differing program and client eligibility requirements. Some of these requirements limit Ontario’s ability to maximize the benefits of an integrated delivery approach. Therefore, it is important that the federal government provide Ontario with the flexibility to design and deliver programs and services that better meet the evolving needs of workers, communities and businesses.

It is also important that the federal government honour its 2007 budget commitment to explore transferring the delivery of federal labour-market programs for youth, older workers and persons with disabilities, along with annual funding of over $500 million, to the provinces and territories. Giving Ontario responsibility for all labour-market training programs would reduce duplication and save taxpayers’ money.

Immigration Settlement Services

Both the federal and provincial governments provide immigration settlement services in Ontario. Although helping new Canadians contribute to the Ontario economy is a responsibility that both levels of government share, immigrant settlement services would be improved if they were solely provided by the Ontario government.

The federal government failed to fully meet its commitment under the 2005 Canada–Ontario Immigration Agreement (COIA), by underspending over $200 million allocated to Ontario settlement agencies. In addition, over the past two years, the federal government has permanently reduced funding for settlement programs for immigrants and their families by approximately $75 million.

2012 Ontario Budget

The Province’s key priority is to ensure immigrants to Ontario have access to the support they need to succeed and participate fully in the economy. With a transfer of responsibility and adequate support from the federal government, Ontario could integrate federal settlement services into its existing suite of settlement programs and provide seamless and integrated services for new Canadians.

While Ontario remains the top destination for immigrants to Canada, it has seen a decade-long decline in its share of economic immigrants who are selected on the basis of their potential economic contribution. Greater say over immigrant selection is critical to ensuring Ontario’s future prosperity.

In response to these challenges, including a federally imposed cap of 1,000 provincial nominee program (PNP) applicants per year, Ontario has announced a process for creating its first-ever immigration strategy through the Ministry of Citizenship and Immigration. A new expert roundtable, led by Julia Deans (former CEO of Greater Toronto CivicAction Alliance), will help to develop this strategy and examine ways that immigration can best support Ontario’s economic development and help new Ontarians find jobs. The roundtable consists of business people, employers, academics and other experts within the fields of immigration and labour-market needs.

“The federal government should provide the province with the tools it needs to effectively integrate newcomers by devolving settlement services to Ontario, with funding. Devolution would produce savings through rationalization and generate better outcomes for newcomers.”

Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, 2012.

Chapter III: Federal–Provincial Relations

Correctional Services

Both Ontario and the federal government provide correctional services. Inmates serving sentences of less than two years serve them in provincial correctional facilities. If responsibility for inmates serving sentences of more than six months were transferred to the federal government, these inmates would have access to federal rehabilitation services — services important for keeping communities safe and controlling costs of correctional services. This realignment would mitigate against one level of government having to pay for decisions made by another level of government, as will occur as a result of the federal government’s criminal justice agenda.

Working Together for a Fair Taxation System

Ontario is collaborating with the federal government on ways to further strengthen tax integrity such as corporate tax compliance, targeting the underground economy and tobacco enforcement. Like other governments, Ontario is concerned about tax losses from businesses that engage in underground economy activities. These activities could be curtailed through improved enforcement measures, enhanced information sharing and increased disclosure by Ontario businesses. By working together, both levels of government could improve tax compliance and reduce the size of the underground economy. (See Chapter IV: Tax and Pension Systems for more details.)

Potential Federal Impacts on Ontario’s Fiscal Position

As Ontario moves forward with transforming the way public services are delivered, the Province looks to the federal government to support its efforts. Federal initiatives should not undermine Ontario’s plan to balance its budget and protect health care and education.

2012 Ontario Budget

Changes to the Criminal Code

Certain federal actions — such as those included in the recently enacted Safe Streets and Communities Act — will increase costs for the Province and limit Ontario’s ability to provide the public services on which its residents rely. This legislation could add as many as 1,500 more inmates to provincial correctional facilities by 2016, and may require a new 1,000-bed prison, costing an estimated $900 million, with ongoing operating costs of $60 million per year. Ontario calls on the federal government to provide additional funding to fully address any provincial costs that may result from changes to the criminal justice system.

Declining Federal Funding Support

When federal support for provincial programs is time-limited, declines over time or ends, it can leave provinces with significant ongoing financial pressures and negatively affect citizens who rely on these key services. Federal government support for policing through the Police Officers Recruitment Fund is set to expire on March 31, 2013. Support provided by the federal government for the reduction of health care wait times is set to expire on March 31, 2014.

The Province cannot step in every time the federal government decides to cut funding. To continue to deliver quality services on which Ontarians rely, the Province calls on the federal government to renew and provide adequate funding supports.

Chapter III: Federal–Provincial Relations

Building the Economy — Supporting Jobs for Ontario Families

Support for Clean Energy and the Ring of Fire

Ontario is very proud of the work being done by Canadians in every province and territory across the country to strengthen the national economy.

Continued economic growth is important to all Canadians. In other provinces, the federal government supports the oil and gas industries and energy sector with investments in technological developments such as carbon capture and storage and through loan guarantees. Energy and growth opportunities exist in Ontario as well and also merit federal investment. Ontario has become a North American leader in clean energy — with 50,000 jobs being created province-wide. Ontario also has an unparalleled opportunity to develop and mine the Ring of Fire, bringing jobs and economic development to the north. (See Chapter I: Transforming Public Services for more details.)

Ontario is also encouraging the federal government to provide enhanced financial support and the appropriate regulatory environment for an east-west transmission grid, including increasing Ontario’s interconnections, to allow for transmission of clean, emissions-free electricity across provincial jurisdictions. Greater regional integration of electricity grids would provide greater incentives for the development of new, larger-scale renewable projects.

2012 Ontario Budget

Employment Insurance

The Employment Insurance (EI) program is still failing to meet the needs of the modern labour market and Ontario’s unemployed workers.

“A well-designed [Employment Insurance] system should enhance rather than undermine a country’s productivity and promote an efficient use of human capital. But it must do so equitably. The distribution of benefits must be transparent and understandable to the average person.”

Mowat Centre for Policy Innovation, “Making It Work: Final Recommendations of the Mowat Centre Employment Insurance Task Force,” 2011.

Temporary federal EI measures, such as extending duration and work-sharing arrangements, were helpful during the recent recession. However, these time-limited measures have not reversed the long-term decline in the share of unemployed persons receiving EI regular benefits, also called the coverage rate. The share of unemployed workers receiving EI regular benefits has fallen significantly in both Ontario and the rest of Canada since 1990.

Chapter III: Federal–Provincial Relations

In 2011, Ontario’s coverage rate was 30.6 per cent. By contrast, the average coverage rate in the other nine provinces was 49.2 per cent.

Given that EI eligibility is a requirement for many EI-funded training services, low EI coverage also translates into lack of access to training for many of Ontario’s unemployed.

2012 Ontario Budget

Fairness in the allocation of funding for training programs among provinces also remains an issue. For example, the funding per unemployed in 2011–12 is $970 in Ontario compared with $4,040 in Newfoundland and Labrador, $2,940 in Prince Edward Island, $1,770 in Quebec and $1,520 in British Columbia. Overall, Ontario received only 28 per cent of the EI Part II Training allocation in 2011–12.

Chapter III: Federal–Provincial Relations

Ontario workers and employers continued their long-standing overcontribution to the EI program in 2011 by paying an estimated 40 per cent of premiums but receiving only 33 per cent of total income benefits. In 2011, Ontarians contributed about $7.3 billion in EI premiums while receiving about $6.0 billion in EI income benefits.

2012 Ontario Budget

The federal government must do more to improve the fairness and transparency of the EI system. The current complex rules governing EI eligibility and benefit duration create unfair differences in benefits received by workers who have the same work history but live in different locations. These rules also discourage labour mobility and reduce many employers’ ability to address labour shortages.

Geographic Differences in EI Benefits

To illustrate geographic differences in EI benefits, consider an example where three workers are employed full-time by the same firm in Niagara Falls, Ontario, for 650 hours at a wage of $20 per hour, earning a total of $13,000 prior to layoff.

Worker 1:

•	Lives in the Hamilton EI Region (5.9 per cent unemployment rate)

•	Not eligible for EI benefits.

Worker 2:

•	Lives in the Niagara EI Region (10.2 per cent unemployment rate)

•	Receives about $413 per week of EI benefits.

•	Eligible for 23 weeks of EI benefits for a total of $9,488.

Worker 3:

•	Lives in the St. Catharines EI Region (7.7 per cent unemployment rate)

•	Receives about $358 per week of EI benefits.

•	Eligible for 17 weeks of EI benefits for a total of $6,078.

Chapter III: Federal–Provincial Relations

On-Reserve Education

The federal government has chronically underfunded First Nations on-reserve education. In February 2012, members of the House of Commons unanimously supported the Education for First Nation Children motion to provide the necessary financial and policy supports for First Nations education systems and to provide funding that will put reserve schools on par with non-reserve provincial schools.

Investment in on-reserve education has the potential to improve social and economic outcomes for First Nations peoples living on-reserve. The federal government should provide adequate funding for First Nations on-reserve education that at least reaches parity with per-student provincial funding for elementary and secondary education. Ontario is prepared to work together with First Nations and the federal government to share the Province’s proven expertise in delivering world-leading elementary and secondary education, provided the federal government supplies the necessary funding.

“The Commission believes that there is an urgent need to significantly improve the provision of on-reserve First Nations education in the province. There is a substantial and growing gap in educational attainment between First Nations peoples living on-reserve and the rest of the Canadian population.”

Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, 2012.

2012 Ontario Budget

Agricultural Support

Agriculture is a shared federal–provincial responsibility in Canada supported by key cooperative initiatives such as the Growing Forward Framework Agreement, which is cost-shared between the federal and provincial governments: the federal government funds 60 per cent and the provincial government funds 40 per cent. The Ontario Risk Management Program (RMP) is not part of the Growing Forward Framework Agreement, and to date the federal government does not contribute towards RMP. As a new national agreement is negotiated, Ontario asks the federal government to come to the table with its fair share of funding to support agri-food in Ontario. Ontario is again asking the federal government to support the province’s farmers by funding its 60 per cent share of the agricultural RMP.

The demand-driven farm income support programs are a source of financial risk to the Province as payments can be unpredictable. The Ministry of Agriculture, Food and Rural Affairs will work with farmers to reshape these programs, including the RMP, through a capped program structure to limit financial exposure and leverage federal dollars.

Trade Missions

The federal government can play an important role in helping provinces, including Ontario, increase trade with developed and emerging economies. To support increased trade, Ontario will work with the federal government to help coordinate and streamline trade missions and strategies and also negotiate new trade agreements, such as the Canada-European Union Comprehensive Economic and Trade Agreement. (See Chapter I: Transforming Public Services for more details.)

Chapter III: Federal–Provincial Relations

Fiscal Arrangements

Current federal–provincial fiscal arrangements put Ontario at a disadvantage. Federal Equalization payments are determined by a province’s ability to raise revenue yet do not take into account the relative cost of providing public services. In addition to private-sector wages, the prices of property, goods and services are higher in Ontario than in many other regions of Canada. A series of recent studies — including one completed for the Mowat Centre by Peter Gusen,1 a former director at the Department of Finance Canada — have demonstrated that Ontario is shortchanged by the current Equalization program.

“Canada’s Equalization system currently acknowledges that provinces differ in their capacity to raise revenues. This paper has maintained that there is a good case for also reflecting how provinces vary with respect to how they need to spend. If Equalization continues to ignore differences in expenditure need it will not be treating provinces fairly and it will not be fulfilling its constitutional mandate.”

Peter Gusen, “Expenditure Need: Equalization’s Other Half,” Mowat Centre for Policy Innovation, 2012.

“The [Equalization] program does not account for differences in price levels across the country, which affect the cost of public services. Ontario faces higher cost pressures than other provinces. Even with its Equalization payment, Ontario may not be able to deliver ‘comparable levels of public services’ because of these additional cost pressures.”

Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, 2012.

[1]	Peter Gusen, “Expenditure Need: Equalization’s Other Half,” Mowat Centre for Policy Innovation, 2012.

2012 Ontario Budget

Even though Ontario currently receives Equalization payments, it remains a net contributor to the program. In 2012–13, Ontarians will contribute approximately $6 billion to the Equalization program while Ontario will receive approximately $3.3 billion in return. Ontarians’ net contribution to the program — funding that could support vital public services here in Ontario — is redistributed to other parts of the country. That means Ontario families are subsidizing programs and services in other regions of Canada that they themselves may not enjoy. The current redistribution of Ontarians’ money to other provinces is harmful to Ontario and underserves its public services, placing an unfair burden on Canada’s largest economy.

These fiscal arrangements between the federal government and the provinces need to be modernized to reflect current economic circumstances. Canada’s Equalization formula is outdated and must be changed to ensure that all Canadians receive similar levels of public services regardless of where they live.

“The operation of fiscal federalism and federal spending decisions that take money out of Ontario at a time when its fiscal capacity is below average is indeed ‘perverse’ and should offend Canadians’ sense of fairness.”

Matthew Mendelsohn, Mowat Centre for Policy Innovation, 2012.

Chapter III: Federal–Provincial Relations

The difference between what Ontarians pay into the Equalization program through their federal taxes and what the Province receives back from the program will be $2.7 billion — or just over $200 per person in 2012–13. Over the past 10 years, Ontarians have contributed approximately $50 billion to the Equalization program. Ontario remains the largest net contributor to the Equalization program despite fast-growing resource-based economies in Western Canada.

Ontario is committed to the principles of the Equalization program. However, it will not support a system of transfers that puts Ontario’s public services at risk and provides inequitable levels of support to different parts of Canada. Ontario is fifth among provinces in ability to raise revenues in 2012–13 but falls to ninth after federal transfers are included.

2012 Ontario Budget

Chapter III: Federal–Provincial Relations

Recently, the federal government acted unilaterally on the renewal of major transfers. The federal government’s actions fell well short of Canadians’ expectations. Limiting increases for the Canada Health Transfer to the rate of nominal economic growth starting in 2017–18 instead of six per cent would remove $21 billion in funding for Canadians’ health care — and $8.2 billion for health care in Ontario by 2023–24.

Fiscal arrangements between the federal government and the provinces and territories provide important support for public services such as health care, postsecondary education and social services for people across Canada. The federal government should consult when such important matters are being decided.

Ontario insists the federal government work with the provinces and territories to improve and modernize federal–provincial fiscal arrangements to support the sustainable delivery of public services.

2012 Ontario Budget

Chapter III: Federal–Provincial Relations

2012 Ontario Budget

Chapter IV: Tax and Pension Systems

Highlights

Ontario’s Tax System

☒	Ontario’s Tax Plan for Jobs and Growth, along with other tax measures, has positioned Ontario as one of the most attractive locations in the industrialized world for new business investment.

☒	In the current fiscal environment, responsible fiscal management requires the government to take measures to protect revenues, including a proposal to freeze the Corporate Income Tax rate and Business Education Tax rate reductions.

☒	The Ontario Trillium Benefit means Ontarians are receiving their tax credits sooner and more frequently than before.

☒	Ontario is taking steps to enhance the administration and enforcement of Ontario’s tax system.

Ontario’s Pension System

☒	The government is proposing measures that would improve the sustainability and efficiency of pension plans in the broader public sector.

☒	Ontario supports a modest, phased-in, fully funded enhancement to the Canada Pension Plan.

☒	Ontario is updating its employment pension system while balancing the interests of pensioners, pension plan members and plan sponsors.

☒	The government is responding to private-sector pension challenges in light of the recent economic downturn.

2012 Ontario Budget

Chapter IV: Tax and Pension Systems

Section A:	Tax

Introduction

The government has taken significant steps to make Ontario’s tax system more competitive and create the conditions for long-term economic growth. The Tax Plan for Jobs and Growth, along with other tax changes, has positioned Ontario as one of the most attractive locations in the industrialized world for new business investment. In a recent analysis of 134 countries, Forbes magazine ranked Canada as the best country for business, crediting a reformed tax structure in Ontario as one of the key factors for the country’s ranking.

Corporate Income Tax (CIT) rates have been reduced for large and small businesses. Capital Tax was levied on companies even if they were not profitable. It was a barrier to new investment so the McGuinty government eliminated it. The Harmonized Sales Tax (HST) removes embedded sales taxes, providing savings to businesses that can be used to help them grow, hire people and lower prices.

In addition to major business tax reductions, Ontario has made significant improvements in tax administration that have reduced compliance costs for businesses. The move to a single, federally administered CIT is saving Ontario businesses more than $135 million per year in compliance costs. The HST has further streamlined administration and eliminated duplication. Moving to the HST eliminated outdated rules, regulations and procedures, and is saving businesses more than $500 million per year in compliance costs. In total, businesses benefit from compliance cost savings of over $635 million per year. In a 2012 study by PwC, the World Bank and the International Finance Corporation, Canada’s business tax system ranked in eleventh place among 183 countries, better than any other G8 country, in ease of paying taxes.

2012 Ontario Budget

Corporate Income Tax

Under the Tax Plan for Jobs and Growth, Ontario’s general CIT rate has fallen from 14 per cent in 2009 to 11.5 per cent, and is scheduled to fall to 11 per cent on July 1, 2012 and to 10 per cent on July 1, 2013. The CIT rate on income from manufacturing and processing, mining, logging, fishing or farming is 10 per cent, down from 12 per cent in 2009. The small business CIT rate has been reduced to 4.5 per cent from 5.5 per cent, and the small business deduction surtax has been eliminated, which extends this lower CIT rate to growing small businesses.

Freezing the CIT Rate

In the current fiscal environment, responsible fiscal management requires the government to take measures to protect revenues. These measures would help the Province meet its fiscal targets, reduce the deficit over the medium term and balance the budget by 2017–18.

This Budget proposes to freeze the general CIT rate at 11.5 per cent until Ontario’s budget is balanced. This measure will save the Province almost $1.5 billion over the next three years, while maintaining improvements made to the business tax climate that support jobs and investment in the province.

The government will propose an amendment that would exclude the proposed CIT rate freeze from the provisions of the Taxpayer Protection Act, 1999, similar to the amendment enacted in 2004.

Chapter IV: Tax and Pension Systems

TABLE 4.1	Ontario’s Revised Corporate Income Tax Rate Cut Plan

	Rates (Per Cent)
Date	General	M&P1	Small Business[2]	Small Business Deduction Surtax[3]
2009	14	12	5.5	4.25
July 1, 2010	12	10	4.5	0
July 1, 2011	11.5	10	4.5	0
Proposed 2012 Freeze	11.5	10	4.5	0

[1]	Income from manufacturing and processing, mining, logging, fishing or farming.
[2]	Applies to Canadian-controlled private corporations (CCPCs) on the first $500,000 of active business income.
[3]	Applicable to CCPCs on taxable income between $500,000 and $1.5 million.

Ontario is scheduled to return to a balanced budget in 2017–18. At that time, CIT rate reductions would resume and the general CIT rate would continue to fall.

2012 Ontario Budget

A Competitive Business Tax System

Ontario’s CIT rate reductions have increased the province’s attractiveness as a place to invest and have improved the competitiveness of the tax system within Canada and among its trading partners.

Ontario has moved from having one of the highest provincial CIT rates to the fourth lowest in Canada.

Chapter IV: Tax and Pension Systems

Internationally, Ontario’s combined general federal–provincial CIT rate of 26.5 per cent is lower than the average federal–state CIT rate in the United States, one of the Province’s main competitors for jobs and investment. Ontario’s combined CIT rate has also fallen from one of the highest among industrialized economies to be just above the current average CIT rate of Organisation for Economic Co-operation and Development (OECD) member countries.

2012 Ontario Budget

Table 4.2 shows business savings of more than $8 billion per year from measures to improve the competitiveness of Ontario’s tax system.

TABLE 4.2	Total Business Tax Relief by Sector — Annual Savings[1,2]

($ Millions)

Sector	Harmonized Sales Tax (HST)	Corporate Income Tax (CIT)	Capital Tax[3]	Total
Agriculture	35	10	s	45
Forestry, Fishing and Hunting	20	s	s	20
Mining, Utilities, and Oil and Gas	125	25	110	260
Construction	2,210	105	60	2,375
Manufacturing	490	235	305	1,030
Wholesale Trade	425	195	130	750
Retail Trade	270	90	80	440
Transportation and Warehousing	575	35	60	670
Information and Cultural Industries	605	75	110	790
Financial Services (except Insurance)	(930)	435	830	335
Insurance	(165)	125	10	(30)
Real Estate	(50)	75	110	135
Rental and Leasing	95	40	30	165
Professional, Scientific and Technical Services	470	210	200	880
Other Services (except Public Administration)	410	160	80	650

Total Business	4,585	1,815	2,115	8,515

[1]

Represents the annual savings based on a proposed CIT rate freeze at 11.5 per cent, Capital Tax elimination and the full phase-in of HST input tax credits, in 2012 dollars. Savings do not include annual compliance cost savings of more than $635 million from both a single HST administration and a single corporate tax administration.

[2]	Annual savings of less than $5 million are denoted by the letter “s” (small).
[3]	Capital Tax savings compared to the Capital Tax structure before the 2004 Budget measures.

Source:	Ontario Ministry of Finance.

A large corporation with income subject to the general CIT rate would still benefit from the rate cuts to date even with the proposed 11.5 per cent CIT rate freeze. A small business with income fully eligible for the small business CIT rate would not be affected by the rate freeze.

Chapter IV: Tax and Pension Systems

In addition to the CIT savings, businesses also benefit significantly from the HST and the elimination of the Capital Tax. A telecommunications provider, for example, could see a reduction of over 90 per cent in combined sales tax, CIT and Capital Tax. The taxes paid by a small manufacturer could fall by more than 85 per cent.

2012 Ontario Budget

Chapter IV: Tax and Pension Systems

Ontario and federal CIT reductions to date, along with the introduction of the HST and elimination of the Capital Tax, have cut Ontario’s marginal effective tax rate (METR) on new business investment in half since 2009. This reduction in the METR has significantly improved Ontario’s attractiveness as a location for business investment.

2012 Ontario Budget

Business Education Tax

As part of Ontario’s plan to maintain a tax system that promotes investment and encourages economic growth, the government has taken significant steps to address the property tax burden on Ontario businesses and significantly reduce the wide variation in Business Education Tax (BET) rates.

In 2007, the government announced it would cut high BET rates over a seven-year period. Since then, the Province has made significant progress in lowering high BET rates.

High BET rates have been cut significantly, resulting in annual savings of over $200 million for Ontario businesses. In fact, the highest BET rates have already been cut by more than 50 per cent, while average BET rates have been cut by 28 per cent. These rate reductions have enhanced the competitive position of Ontario businesses and strengthened the provincial economy.

Table 4.3 shows examples of BET reductions that have already been implemented. For example, businesses in London have already benefited from a $27.9 million BET reduction, which has resulted in over $100,000 in annual BET savings for a business owning an industrial property valued at $10 million. Businesses in Toronto have already benefited from an $18.1 million BET reduction, which saves the owner of a $1 million commercial property over $200 per year and the owner of a $10 million industrial property over $2,000 per year.

Chapter IV: Tax and Pension Systems

TABLE 4.3	Examples of Business Education Tax Cuts

Region/Municipality	Reduction Implemented ($ Millions)	Estimated Annual Savings on $1 Million Commercial Property ($)	Estimated Annual Savings on $10 Million Industrial Property ($)

North:
Greater Sudbury	10.6	4,293	120,729
North Bay	3.9	6,550	82,151
Sault Ste Marie	6.1	5,020	182,621
Thunder Bay	16.8	11,736	295,234

Central:
Durham Region	1.9	0	12,320
Niagara Region	9.0	812	69,044
Simcoe County	5.0	396	83,307
Toronto	18.1	217	2,094
Waterloo Region	16.2	1,086	50,804

East:
Belleville	1.7	2,047	9,292
Cornwall	3.6	6,031	167,529
Kingston	1.9	651	62,469
Ottawa	12.4	610	20,214

Southwest:
Essex County	5.1	57	92,550
Lambton County	4.6	614	108,502
London	27.9	5,833	102,188
Windsor	13.8	1,618	168,920

Other Rural:
Chatham-Kent	3.1	1,078	134,050
Lennox and Addington County	1.4	1,623	136,173
Northumberland County	2.4	1,248	137,861
Oxford County	8.2	2,844	117,810

Notes: Reduction Implemented reflects annual decreases through to 2012, and includes the total for all business property classes (including commercial and industrial). Estimated Savings on example properties assume an assessed value of $1 million for a commercial property and an assessed value of $10 million for an industrial property. Actual property level savings will vary based on actual property assessments and reassessment impacts.

2012 Ontario Budget

Business Education Tax reductions have been accelerated and fully implemented for northern Ontario businesses, as announced in the 2008 Budget. The accelerated BET reduction plan recognizes the unique challenges faced by northern businesses. As shown in Table 4.3, the benefits to northern businesses have been significant. For example, businesses in Thunder Bay have benefited from a BET reduction of $16.8 million, which has resulted in nearly $300,000 in annual BET savings for the owner of an industrial property valued at $10 million.

Business Education Tax reductions have also been fully implemented for eligible new construction. This has maximized the economic benefits of the initiative in terms of addressing tax inequities and distortions and levelling the playing field for businesses facing decisions about where to build new manufacturing facilities or other business complexes.

Since 1998, when the Province took over responsibility for funding education, education tax rate decisions have resulted in a 17 per cent decrease in education property tax revenues in real terms, while funding for education has increased. As a result, over the same period, property tax revenues as a share of education expenditures have decreased from 44 per cent to 28 per cent currently.

Chapter IV: Tax and Pension Systems

Freezing BET Reductions

This Budget proposes to temporarily freeze the BET reduction plan, beginning in 2013. This measure will avoid revenue decreases, providing fiscal savings growing to over $300 million annually by 2014–15. Business Education Tax rates will continue to be reduced to offset reassessment increases.

The BET rate reductions already implemented will not be reversed. The progress made in improving the business tax climate to support jobs and investment in the province will be preserved.

The government will also maintain a level playing field for businesses facing decisions about where to build new facilities, by ensuring eligible new construction continues to benefit from full implementation of the BET reductions.

2012 Ontario Budget

Ontario plans to return to a balanced budget in 2017–18. In recognition of the importance of continuing to lower business taxes, the government is committed to resuming the BET rate reductions at that time.

Mining Sector Review

Ontario has the highest value of mineral production of any province or territory in Canada. In 2011, the value of metallic and non-metallic mineral production in the province was estimated to be almost $10.7 billion.

The Mining Tax Act levies a tax on profits from the extraction of minerals (except diamonds) in Ontario. The primary purpose of the mining tax is to ensure that Ontario receives fair compensation for its non-renewable resources. Ontario collected approximately $140 million in mining tax in 2010–11.

Ontario has introduced several mining tax incentives over the years that were designed to encourage investment at a time when Corporate Income Tax rates were high. Since Ontario mining operations have benefited from the recent steps taken by the Province to create an internationally competitive tax regime, the government is proposing to work with stakeholders in reviewing the current system to ensure Ontario receives fair compensation for its non-renewable resources.

Chapter IV: Tax and Pension Systems

Greater Transparency and Accountability in Tax Expenditures

The government is committed to maximizing value for money and improving the transparency of expenditures made through the tax system. Starting with this Budget, the presentation of certain tax expenditures will change. Tax expenditures that provide a financial benefit through the tax system for purposes other than the relief of taxes will be shown as an expense. This change recognizes that these tax expenditures are, in substance, transfers or grants made through the tax system. (See Chapter II, Section F: Accountability, Transparency and Financial Management for more details.)

Targeted Business Tax Expenditures

Business tax expenditures will be reviewed to maximize the value of public investment in the economy’s long-term prosperity and make tax support more effective, more administratively efficient, and better aligned with other direct and indirect business support programs.

Business Research and Development

Business research and development (R&D) and innovation are important to increasing productivity and prosperity in Ontario. Between 1981 and 2009, the amount of business R&D performed annually in Ontario increased by more than 180 per cent in constant dollars. However, business R&D in Ontario as a percentage of gross domestic product (GDP) is well below the OECD average, despite tax incentives for R&D available to businesses in Ontario that are among the most generous in the world.

2012 Ontario Budget

The federal government recently received a report on federal support for innovation that included recommendations that would reduce federal tax support, simplify the Scientific Research and Experimental Development (SR&ED) tax credit and address high compliance costs associated with the SR&ED program. Any changes to the SR&ED program would have an impact on businesses in Ontario, as well as the provincial tax system. Ontario agrees with the federal panel that there is a need for greater federal–provincial collaboration regarding R&D tax support.

The Province will continue to review the effectiveness of tax credits for R&D in supporting innovation and the overall framework of provincial and federal direct and indirect business supports. The government will seek advice from the Jobs and Prosperity Council on improvements to R&D tax support that would increase R&D expenditures in the province and simplify compliance and administration under the tax system.

Chapter IV: Tax and Pension Systems

Apprenticeship Training

The Ontario Apprenticeship Training Tax Credit (ATTC), along with other provincial apprenticeship program measures, have helped to increase the availability of skilled workers in Ontario’s economy. Today, there are more than 120,000 apprentices learning a trade in Ontario, nearly twice the number in 2002–03. Annual apprenticeship enrolment is up from 17,000 in 2002–03 to nearly 30,000 in 2010–11.

Ontario recognizes that the strength of the apprenticeship system depends not only on growth in the number of new registrations, but also on the proportion of apprentices who complete their programs and obtain certification. While there are significant differences in rates of completion across different types of trades, independent studies have found completion rates averaging about 50 per cent among Ontario apprentices. The Province will review the effectiveness and efficiency of the ATTC in promoting apprenticeship completions. Linking support to the completion of apprenticeships would further strengthen the apprenticeship system in Ontario.

2012 Ontario Budget

Ontario Trillium Benefit

In the 2011 Budget, the government introduced the Ontario Trillium Benefit (OTB) to better match the payment of refundable tax credits to when people incur expenses. The OTB includes payments of the Ontario Sales Tax Credit, Ontario Energy and Property Tax Credit, and Northern Ontario Energy Credit.

Ontarians used to wait until after they filed their tax returns to get their tax credits for the year. People across the province told the government that predictable and regular payments of tax credits would help them better meet their monthly expenses as the bills come in.

Ontarians are already receiving their 2011 tax credits sooner and more frequently than before. After people file their 2011 tax returns, their 2012 tax credits will arrive every month, starting in July 2012. Therefore, they will receive their tax credits sooner than if these credits were paid as part of their tax refund in early 2013.

Chapter IV: Tax and Pension Systems

Tax Credits Are Being Received Earlier

Ontarians are now receiving their refundable tax credits earlier and more frequently than if they were paid as a lump sum when people file their tax returns.

Notes:	The 2010 Northern Ontario Energy Credit (NOEC) was paid in two instalments.

The 2011 NOEC is being paid in four instalments with the OEPTC.

The 2012 NOEC will be paid monthly through the Ontario Trillium Benefit.

2012 Ontario Budget

•	People started receiving their 2011 tax credits after they filed their 2010 tax returns, but may still have expected a lump-sum payment as usual upon filing a 2011 tax return.

•	The 2011 tax return will be used to calculate their 2012 tax credits, which will be paid out in advance and monthly as the OTB starting this July.

Making payments more than once a year is the same approach used for other benefits that are delivered to Ontarians, such as the Ontario Child Benefit.

In previous years, some tax credit recipients have gone to tax preparation services to get an immediate refund. These immediate refunds are usually reduced by a service fee of up to 15 per cent. The OTB means that people do not have to pay to get their money sooner.

People can file their tax returns at no charge over the phone with the Canada Revenue Agency. Also, many online tax software providers allow people to file simple returns by using their software for free. The Community Volunteer Income Tax Program is a partnership between the Canada Revenue Agency and community organizations that assists many low-income Ontarians in preparing their returns every year free of charge.

The government has heard from many people who would like to have the choice of receiving these refundable tax credits either as monthly payments throughout the year or as a single payment after the year has ended. In the coming year, the government will look at options for giving people that choice starting next year.

The OTB is providing an estimated $1.4 billion more each year compared to property and sales tax relief provided for 2009 — for a total of $2.4 billion in assistance every year to an estimated 3.5 million Ontarians.

Chapter IV: Tax and Pension Systems

Healthy Homes Renovation Tax Credit

The government has proposed a new Healthy Homes Renovation Tax Credit for renovations that improve accessibility or help seniors with their mobility at home. The credit would help seniors stay in their homes, support the government’s focus on jobs and the economy, and benefit taxpayers by relieving pressures on health care costs.

The tax credit is projected to cost the Province $60 million in 2011–12, which would be offset by savings in business support programs and tax-related expenditures.

Enhancing Revenue Integrity

Ontario is proposing several measures to enhance revenue integrity that would raise $440 million over the next three years.

Working Together with the Federal Government

As a result of recent changes to Ontario’s tax collection agreements, the federal government now collects about 75 per cent of Ontario’s taxation revenues. Businesses in Ontario benefit from over $635 million annually in compliance cost savings from a single HST administration and a single corporate tax administration.

As with other provincial programs and services, Ontario is looking to its delivery agents to ensure greater value for money. In this regard, Ontario will continue to work with the federal government to ensure that federal administration of Ontario taxes is conducted in the most efficient and effective manner, with demonstrated accountability to Ontario taxpayers.

2012 Ontario Budget

Ontario and the federal government must also work together to strengthen the integrity and effectiveness of the tax system. Ontario will continue to collaborate with the federal government on measures to combat corporate tax avoidance and underground economy activities. These activities erode the common tax base and provide an unfair competitive advantage for businesses that engage in these activities, compared to other Ontario-based businesses that comply with the tax system.

The Underground Economy

Like other governments, Ontario experiences tax losses from businesses that engage in underground economy activities. These activities could be curtailed through improved enforcement measures, enhanced information sharing and increased disclosure by Ontario businesses. Quebec has adopted several such measures to address the underground economy in that province.

The government proposes to adopt similar measures in Ontario and is actively exploring:

•

measures to mitigate the use of point-of-sale software designed to electronically conceal sales, including fines, penalties and progressive deterrent action for repeat offenders, such as the required use of government-regulated, point-of-sale software and loss of liquor licences and lottery-ticket sale privileges;

•	measures to enhance information sharing across Ontario ministries, municipalities and with the CRA;

•	measures to help identify those who facilitate or participate in tax evasion schemes, including disclosure requirements, fines and penalties; and

•

measures that build successful collaborative work among ministries. For instance, the Ministry of Finance and Ministry of Labour recently completed an underground economy pilot project in the construction industry. Proven benefits for both ministries included the development of an enterprise-wide risk assessment tool and the use of cross-appointments of inspectors to share information.

Chapter IV: Tax and Pension Systems

To improve the effectiveness of joint efforts on the underground economy, Ontario will continue to work with the federal government on additional compliance activities.

Corporate Tax Avoidance

The federal government administers Ontario’s CIT and works with the Province to ensure that Ontario-based corporations are paying their fair share of income taxes. Tax avoidance transactions, such as arrangements that shift income or losses across international or provincial borders, can have a permanent impact on the Province’s revenue and undermine the integrity of the Province’s tax base.

To help mitigate the impact of these arrangements, Ontario will consider implementing various measures used by Quebec to fight aggressive tax planning in the province. Ontario will work with the federal government, and with Ontario businesses and stakeholder groups on this initiative.

Ontario will also remain diligent in ensuring that income and losses are allocated to the province where the underlying economic activity has occurred. Ontario proposes to work with the federal government to explore the extent to which the CRA can address this under the tax collection agreement, and to implement supplementary Ontario measures if required to achieve this result. The proposed measures would ensure Ontario has the information and processes necessary to evaluate and address inappropriate provincial income-allocation adjustments and incidents of interprovincial profit and loss shifting involving Ontario-based corporations.

Employer Health Tax

To ensure that employers pay their fair share of the Employer Health Tax (EHT), Ontario will strengthen its administrative practice in the determination of an employer-employee relationship. Ontario will continue to use federal rulings to assist in determining whether an employer-employee relationship exists but will not necessarily be bound by these rulings for EHT purposes. This change in administrative practice will apply to EHT assessments issued after March 27, 2012.

2012 Ontario Budget

Tobacco Enforcement

Tobacco use continues to be the leading cause of preventable disease and premature death in Ontario. The government’s Smoke-Free Ontario Strategy has made the province a leader in tobacco control. Ontario remains committed to reducing smoking among youth and other vulnerable persons, and to achieving the lowest smoking rate in Canada.

As part of this commitment, the government intends to take the necessary steps to increase fines on those convicted of selling tobacco to youth and to impose stronger sanctions for repeat offenders of Ontario’s tobacco-related laws. These sanctions would include prohibiting a retailer from selling tobacco products or lottery tickets and would be implemented by the fall.

The availability of cheap, illegal tobacco makes it easier for non-smokers, especially youth, to start smoking, and removes an incentive for smokers to quit, undermining the government’s policies to reduce smoking.

The government will work with key partners to further educate the public about health and social problems associated with tobacco and will undertake research to help measure the impact of its tobacco strategies on smoking levels in the province.

Ontario has also committed to doubling enforcement efforts to address the supply of cheap, illegal tobacco. As part of this commitment, the government will focus on the implementation of additional regulatory, enforcement and other provisions in Bill 186, which was enacted in 2011.

Chapter IV: Tax and Pension Systems

With the goal of enhancing oversight over the distribution of raw leaf tobacco in the province, Bill 186 provides for the regulation of raw leaf tobacco under the Tobacco Tax Act, effective October 1, 2012. In this context, raw leaf tobacco includes flue-cured tobacco as well as black and burley tobacco, and it also includes fully or partially processed tobacco. Tobacco growers, dealers, processors, importers, exporters and certain transporters will be required to register and report with the Ministry of Finance in order that this key component in the manufacture of tobacco products can be tracked throughout the supply chain. As the regulations are drafted, the Ministry of Finance will consult with key stakeholders including First Nations leadership.

Ontario also proposes to introduce amendments to the Tobacco Tax Act in the fall to provide additional enforcement and compliance tools. As part of this process, the government is actively exploring a number of measures, including:

•	increased fines for those convicted of offences related to illegal tobacco;

•	enabling law enforcement officers to ticket those found with smaller amounts of untaxed, illegal tobacco;

•	impounding vehicles used to transport illegal tobacco;

•	providing for the use of court-authorized tracking devices;

•	forfeiture of items seized as evidence of a contravention of the Tobacco Tax Act;

•

authorizing a vehicle to be stopped, detained and searched if there are reasonable and probable grounds to believe that it contains raw leaf tobacco and, if there has been a contravention, to seize that tobacco;

•	strengthening the registration system for retail dealers;

•	replacing Ontario’s yellow tear tape with the federal stamp;

•	adopting best practices that have proven to be effective in other provinces; and

•	strengthening other provisions to improve the effectiveness of the statute in meeting the government’s commitments.

2012 Ontario Budget

Consultation and discussions with stakeholders and key partners, including First Nations communities and organizations, will take place as part of this process.

Ontario will continue its ongoing dialogue with First Nations communities and organizations, band councils, and on-reserve tobacco manufacturers with the goal of expanding its understanding of tobacco issues on reserves. The government will also work with First Nations to explore ways to modernize the system for allocating untaxed tobacco products as well as options related to First Nations self-regulation of tobacco on reserve.

The availability of cheap, illegal tobacco is a significantly complex issue and requires the active involvement of governments of neighbouring provinces; the federal government; First Nations leadership; and numerous policing and enforcement agencies including the Ontario Provincial Police, Royal Canadian Mounted Police, First Nations policing services, municipal public health units and municipal police services. The ministry will continue to actively build relationships with other ministries, governments, First Nations leadership, and various enforcement agencies to work together on common goals and share best practices.

Ontario is working collaboratively with the federal government and other provinces to enhance tobacco enforcement. To effectively address illegal tobacco, joint tobacco enforcement and administration agreements are needed between Ontario, other provinces and jurisdictions, and various federal agencies. Ontario is particularly concerned about the impact of the proposed relocation of the Canada–U.S. border crossing currently located in Cornwall.

Over the next three years, the implementation of Bill 186 measures as well as the proposed measures to address illegal tobacco would raise revenues of $375 million. By 2014–15, additional annual revenue would be $175 million, with additional annual enforcement costs of $34 million.

Chapter IV: Tax and Pension Systems

Other Federal–Provincial–Territorial Tax Issues

Like most other provincial and territorial governments, Ontario has harmonized its personal and corporate income tax bases with the federal government. In a harmonized system, federal changes to these common tax bases can significantly reduce provincial income tax revenue necessary to deliver vital services such as education and health care.

As set out in the recent federal – provincial – territorial review of income tax collection agreements, the federal government and other jurisdictions agreed to work collaboratively to review the implications of shared tax bases. Through this work, Ontario will explore ways to protect its fiscal interest from unilateral federal changes to the common tax bases. Under the Comprehensive Integrated Tax Coordination Agreement, which governs the HST, the federal government is required to compensate a province where any federal change to the common HST base results in a provincial HST revenue loss of more than one per cent, unless the province has provided prior written agreement.

Under Canada’s corporate income tax system, each corporation within a corporate group is taxed separately and files a separate tax return. Despite this, the federal government has an administrative practice that facilitates an informal loss transfer system between corporate group members. This can have a permanent impact on a province’s revenue when losses are transferred between corporations within a corporate group and across provincial borders. These transactions only result in a timing difference for the federal government.

Ontario will continue to work with the federal government and other provinces to strengthen the integrity of the Canadian tax system by ensuring that corporations apply losses in a manner that is fair and reasonable and that upholds the long-standing principles that underlie the interprovincial allocation of income.

2012 Ontario Budget

Other Administrative Measures

More Efficient Tax Administration

The government is committed to ensuring that it collects tax debts owed to the Province and that it receives tax revenues on a timely basis.

The government will propose amendments to various tax statutes to enhance its ability to collect tax revenue in a more efficient manner, including amendments to standardize the availability of a garnishment power for monies to be loaned or advanced and technical amendments to ensure that the deemed trust and enhanced garnishment provisions align with federal bankruptcy and insolvency laws. The government will continue to review its tax collection abilities and consider additional measures where appropriate.

Complying with Tax Obligations

Ontario businesses that receive government funding or obtain government contracts should be compliant with their tax obligations.

Ontario proposes to implement measures that would require recipients of government grants and other forms of direct government assistance to be compliant with their tax obligations. As well, Ontario will expand the government’s existing procurement requirements to ensure that businesses are compliant with their tax obligations before bidding on projects and contracts where provincial funding is involved. Ontario will work with other levels of government and key stakeholders on the development of this initiative.

Chapter IV: Tax and Pension Systems

Retail Sales Tax Refunds and Rebates

In order to continue to facilitate the wind-down of Retail Sales Tax (RST), the government is proposing to shorten the RST refund and rebate periods.

Currently, a taxpayer may apply for refunds and rebates of RST until the time limits for claiming them have expired, or June 30, 2014, whichever is earlier. Proposed amendments would require such applications to be made on or before December 31, 2012.

The current refund and rebate application periods will continue for RST paid in respect of insurance premiums or private transfers of used vehicles.

Summary of Measures

TABLE 4.4	2012 Budget Impact Table

($ Millions)

	2012–13	2013–14	2014–15
Freezing the Corporate Income Tax Rate (if passed)	115	510	845
Freezing Business Education Tax Reductions	75	200	300
Enhancing Revenue Integrity	30	130	280
Centralizing Collections and Enhancing Audit[1]	30	75	75
Tobacco Enforcement	75	125	175

Total	325	1,040	1,675

[1]	Improvements to these functions are discussed in Chapter I: Transforming Public Services.

2012 Ontario Budget

Other Measures and Technical Amendments

To improve administrative effectiveness and enforcement, and maintain the integrity and equity of Ontario’s tax and revenue collection system, as well as enhance legislative clarity and regulatory flexibility to preserve policy intent, amendments will be proposed to various tax statutes and other technical amendments are proposed to various other statutes, including amendments to the following:

•	Alcohol and Gaming Regulation and Public Protection Act, 1996

•	Assessment Act

•	Business Corporations Act

•	City of Toronto Act, 2006

•	Commodity Futures Act

•	Community Care Access Corporations Act, 2001

•	Community Small Business Investment Funds Act, 1992

•	Compulsory Automobile Insurance Act

•	Corporations Act

•	Corporations Tax Act

•	Credit Unions and Caisses Populaires Act, 1994

•	Education Act

•	Election Act

•	Electricity Act, 1998

•	Employer Health Tax Act
•	Estate Administration Tax Act, 1998

•	Financial Administration Act

•	Financial Services Commission of Ontario Act, 1997

•	Freedom of Information and Protection of Privacy Act

•	Fuel Tax Act

•	Gaming Control Act, 1992

•	Gasoline Tax Act

•	Healing Arts Radiation Protection Act

•	Housing Services Act, 2011

•	Income Tax Act

•	Insurance Act

•	Land Transfer Tax Act

•	Liquor Control Act

•	Local Roads Boards Act

•	Management Board of Cabinet Act

•	Marine Insurance Act

Chapter IV: Tax and Pension Systems

•	Mining Tax Act

•	Ministry of Government Services Act

•	Ministry of Infrastructure Act, 2011

•	Ministry of Revenue Act

•	Ministry of Tourism and Recreation Act

•	Motor Vehicle Accident Claims Act

•	Municipal Act, 2001

•	Municipal Property Assessment Corporation Act, 1997

•	Northern Services Boards Act

•	Ontario Clean Energy Benefit Act, 2010

•	Ontario Infrastructure and Lands Corporation Act, 2011

•	Ontario Municipal Employees Retirement System Act, 2006

•	Ontario Municipal Employees Retirement System Review Act, 2006

•	Pension Benefits Act

•	Places to Grow Act, 2005

•	Prepaid Hospital and Medical Services Act

•	Provincial Land Tax Act, 2006

•	Provincial Offences Act

•	Public Sector Salary Disclosure Act, 1996

•	Race Tracks Tax Act

•	Racing Commission Act, 2000

•	Registered Insurance Brokers Act

•	Retail Sales Tax Act

•	Taxation Act, 2007

•	Tax Increment Financing Act, 2006

•	Tobacco Tax Act

2012 Ontario Budget

Chapter IV: Tax and Pension Systems

Section B:	Pension Systems

Introduction

Ontario is modernizing its pension policy framework and playing a leading role in national discussions on improvements to the retirement income system.

Significant initiatives include:

•	proposing measures to improve the sustainability and efficiency of pension plans in the broader public sector;

•	supporting a modest, phased-in, fully funded enhancement to the Canada Pension Plan (CPP);

•	updating Ontario’s employment pension system while balancing the interests of pensioners, pension plan members and plan sponsors; and

•	responding to private-sector pension challenges in light of the recent economic downturn.

Public-Sector Defined Benefit Pension Plans

Pension plans are an important source of predictable retirement income for individuals working in both the public and private sectors. A modern retirement income system helps to improve the quality of life for seniors and reduce reliance on public programs in the future.

Canada’s retirement income system is recognized as one of the best in the world. Thanks in part to responsible choices by policy-makers, the CPP is now projected to be sustainable for the next 75 years. Similarly, Ontario’s pension funds are recognized as some of the best-managed funds in the world — a reputation developed through continued commitment to good governance and professional investment management.

2012 Ontario Budget

Ontario public-sector pension plans are some of the largest in the country. The government sponsors, co-sponsors or provides indirect funding to most of these plans. Pensions are an integral part of the total compensation of public-sector workers, but many of the plans are facing serious sustainability challenges. The government’s objective is to provide public-sector employees with pension plans that are sustainable for taxpayers and plan members in the long term.

The funded position of public- and private-sector pension plans is directly affected by the economic environment, and particularly by below-average equity returns and low long-term interest rates. Some plans are also facing significant demographic pressures.

Most of the largest public-sector plans directly affect the government’s financial statements. The government’s pension obligations — known as pension expense — have increased in recent years and are projected to increase to levels that would crowd out spending for other programs. The government believes that action must be taken now to reduce the growth in pension costs.

TABLE 4.5	Historical and Projected Pension Expense by Plan

($ Millions)

		Actual		Interim	Plan	Medium-Term Outlook
	2008–09	2009–10	2010–11	2011–12	2012–13	2013–14	2014–15
PSPP & OPSEUPP	321	536	726	726	908	915	845
TPP	50	255	522	522	850	1,241	1,125
HOOPP	853	956	938	1,008	1,080	1,156	1,132
CAATPP	94	153	184	181	226	256	267

Total	1,318	1,900	2,370	2,437	3,064	3,568	3,369

PSPP: Public Service Pension Plan; OPSEUPP: Ontario Public Service Employees Union Pension Plan; TPP: Ontario Teachers’ Pension Plan; HOOPP: Healthcare of Ontario Pension Plan; CAATPP: Colleges of Applied Arts and Technology Pension Plan.

Chapter IV: Tax and Pension Systems

The government is proposing reforms to the framework governing public-sector defined benefit pension plans that build on Ontario’s leadership in pension reform, the recommendations of the Commission on the Reform of Ontario’s Public Services and the Province’s temporary solvency funding relief framework. The measures fall into three categories:

•	jointly sponsored pension plans;

•	single-employer pension plans; and

•	improving efficiencies in pension fund management.

Jointly Sponsored Pension Plans (JSPPs)

Most of Ontario’s largest pension plans are jointly sponsored. In these plans, known as JSPPs, decisions on benefit levels and contributions are shared between employer sponsors and representatives of plan members. As well, plan members make contributions to pay for the benefits they are earning and are responsible for sharing in the cost of funding any deficits. In most cases, plan members pay for half the cost of their benefits, with the employer matching plan members’ contributions. This model has worked well and has been recognized internationally as a sound model for pension plan governance. However, as noted earlier, the cost of providing these benefits has increased significantly and is projected to continue to rise.

Currently, when a plan experiences a funding deficit, both sponsors will discuss ways to fund the shortfall — through increases to contributions, reductions in prospective benefits, or a combination of the two. If the parties cannot reach an agreement or if the shortfall cannot be addressed through prospective benefit reductions, the Pension Benefits Act requires that the funding gap be met through contribution increases. This has been the experience in recent years as many JSPPs have raised their contribution rates significantly. For example, the contribution rates of plan members and employer sponsors are each in the range of 11 per cent to 13 per cent and are, in some cases, scheduled to increase further.

2012 Ontario Budget

The government recognizes the demographic and financial market challenges facing these plans and will consult on measures that would help make them sustainable and affordable for members as well as all Ontarians. To meet this goal, the government proposes to focus on ensuring that measures used to improve plan funding do not add to employer and taxpayer expense, beyond what has already been agreed to.

The government also wishes to ensure that all jointly sponsored plans move to 50–50 funding between employers and employees.

Following consultations, the government will introduce appropriate legislation to help achieve these objectives. The government will consult with its partners to develop a legislative framework involving the following parameters:

•	in case of a deficit, plans would be required to reduce future benefits or ancillary benefits before further increasing employer contributions;

•	in exceptional circumstances, a limit would be set on the amount or value of benefit reductions before additional contribution increases could be considered;

•	any benefit reductions would involve future benefits only, not those that have already been accrued. Current retirees would not be affected;

•	where employee contributions are currently less than employer contributions, increased employee contributions would also be available as a tool to reduce pension deficits;

•	where plan sponsors cannot agree on benefit reductions through negotiation, a new third-party dispute resolution process would be invoked; and

•	the framework would be reviewed after the budget is balanced.

Plans are very aware of these issues and have already begun discussions about reducing benefits to ensure sustainability as well as affordable contribution levels. The sponsors of some JSPPs have already reduced or eliminated the level of guaranteed inflation protection. The government will consult with stakeholders to ensure the framework builds on steps already taken by the parties.

Chapter IV: Tax and Pension Systems

Single-Employer Pension Plans (SEPPs)

Many Ontario public-sector employees, particularly in the university and electricity sectors, are members of single-employer pension plans. Under these plans, the employer is solely responsible for funding shortfalls. Employers typically contribute more than plan members — in some cases, two or three times more. When these plans are in deficit, as many of them are today, the difference between employee and employer pension costs grows even wider.

As with jointly sponsored pension plans, the government believes that single-employer public sector plan members should share the ongoing cost of their pension benefits equally with the employer. These increasing employer pension costs are absorbing funding that is critically needed for public services. The government will consider a variety of tools to enhance the sustainability of single-employer public-sector pension plans, while freeing up funds for public services. The government:

•	expects that single-employer public-sector pension plans will move to a 50–50 cost sharing formula for ongoing contributions within five years;

•

will adjust temporary solvency relief measures to encourage these plans to implement 50–50 cost sharing within the five-year transition period. Employers would continue to be responsible for plan deficits; and

•

will support efforts to convert current single-employer defined benefit public-sector pension plans to jointly sponsored pension plans with equal cost-sharing. The government intends to remove a barrier to the creation of new jointly sponsored pension plans specific to the electricity sector following consultations with stakeholders.

2012 Ontario Budget

Improving Efficiencies in Pension Fund Management

Many of Ontario’s defined benefit public-sector plans have a relatively small amount of assets and members (for example, about 50 plans have assets of less than $1 billion), and each one has its own investment management function. Not only does this duplicate costs and prevent economies of scale, but it also means that these plans cannot access higher-return investment opportunities that are available to larger investment pools.

Is Bigger Better?

A recent paper by Alexander Dyck and Lukasz Pomorski of the Rotman School of Management suggests the largest pension plans (those with average assets of $37 billion) outperform smaller plans (those with average assets of $1 billion), with up to half the difference due to lower cost of internal management.

“Larger plan size is associated with better performance of the entire pension plan portfolio. The effect is economically sizeable: returns on the largest plans are higher by 43 to 50 basis points per year.”

A. Dyck and L. Pomorski, “Is Bigger Better? Size and Performance in Pension Plan Management,” Rotman International Centre for Pension Management Research Paper, 2011.

These results suggest that higher returns generated through the consolidation of pension fund assets could benefit public-sector employers, plan members and taxpayers.

Other jurisdictions in Canada and internationally have identified benefits of pooling pension plan investments and created new entities to manage these pooled assets.

Chapter IV: Tax and Pension Systems

The government intends to introduce a legislative framework in the fall of 2012 that would facilitate the pooling of pension fund assets. This could be achieved either through a new investment management entity or by building on existing large public-sector pension plans.

This is a complex undertaking and the government will seek the best possible advice on key decisions such as leadership and potential governance models. The government will appoint an adviser to lead the implementation process. This individual will work with plans and other stakeholders to develop recommendations on a model for managing these pooled assets.

The adviser will work closely with individual plans to ensure that they are consulted on the new approach and have input into structural and leadership issues. The government intends to provide an appropriate transition period, which is critical to effect these changes.

Strengthening Canada’s Retirement Income System

Ontario’s Approach

As announced in 2010, Ontario is committed to improving the retirement income system through a two-track strategy, focusing on a modest, fully funded enhancement to the Canada Pension Plan (CPP), supplemented by pension innovation to expand retirement plan coverage and to encourage lower-cost savings options.

2012 Ontario Budget

CPP Enhancement

Ontario continues to support a modest, phased-in and fully funded enhancement to the CPP to help ensure adequate and predictable earnings replacement for future retirees. This change is the core element of an effective national retirement income system strategy.

Unique Features of the CPP

The CPP:

•	provides a secure and predictable defined benefit pension plan to virtually all working Canadians;

•	offers benefits that are fully indexed to inflation;

•	does not carry the risk of bankruptcy or insolvency of the employer;

•	is fully portable across Canada, supporting a modern and mobile labour force; and

•	has very low administrative costs as a share of plan expenditures compared to most employment pension plans.

Any CPP enhancement must be fully funded. Employees and their employers would pay for the additional benefits as they are earned, with full implementation occurring over a 40-year period.

Concerns have been raised about the timing and impact of an increase in contributions in the current challenging economic environment. The federal government and provinces need to develop a phase-in strategy that ensures that any changes from a CPP enhancement would be manageable for employers and employees. A notice period followed by a gradual phase-in would allow time for them to adjust to changes in the contribution rate. For example, in the 1997 CPP reforms, new contribution rates were phased in over a seven-year period.

Chapter IV: Tax and Pension Systems

In December 2011, federal and provincial finance ministers agreed to report back at their next meeting on what constitutes a modest enhancement to the CPP. This meeting is an opportunity to develop a responsible and achievable plan to enhance the CPP in a way that is predictable and manageable for employers and employees. To this end, Ontario will continue to collaborate with its federal and provincial partners.

Pooled Registered Pension Plans

Pooled registered pension plans (PRPPs) are intended to make it easier to save for retirement by providing employees and the self-employed with a new type of simple, low-cost savings vehicle that is professionally managed and portable. Pooled registered pension plans are intended to:

•	encourage employer participation;

•	increase employee coverage;

•	simplify investment choices; and

•	reduce fees through economies of scale.

Federal Legislation

On November 17, 2011, the federal government introduced Bill C-25, the Pooled Registered Pension Plans Act, as a first step in setting out the legislative framework for PRPPs that applies to federally regulated industries and employment in the territories. The federal government also announced proposed amendments to the federal Income Tax Act in December 2011 to accommodate PRPPs. Provincial legislation and regulations are required to implement PRPPs in Ontario and other provinces.

2012 Ontario Budget

Ontario’s Position on the Federal PRPP Model

Ontario believes that the protection of plan members is critical to the success of PRPPs. In a for-profit environment, priority must be given to the interests of plan members.

Ontario has a number of concerns with the federal model as currently proposed. For example:

•	PRPPs may simply replace one form of retirement arrangement with another, instead of expanding retirement income savings and coverage;

•	it is unclear if the PRPP’s fiduciary framework adequately protects plan members;

•	it is uncertain whether compulsory employee contributions would be flexible enough to allow for various life events, such as divorce or periods of financial hardship;

•	the extent to which PRPPs could achieve their low-cost objective is unclear; and

•	each province would need to establish an effective licensing and regulatory regime — the cost of regulation must be reasonable since these costs would be passed on to PRPP participants.

Ontario will continue to work collaboratively with other provinces and the federal government to develop this model. However, Ontario believes the implementation of pension innovation should be tied to CPP enhancement as part of a comprehensive approach.

Chapter IV: Tax and Pension Systems

Ongoing Pension Reform

With the unanimous passage by the legislature of two major pension reform packages in 2010, modernization of Ontario’s employment pension system is well underway. Regulations are being drafted that would implement many of these reforms.

For example, later this spring the government intends to post draft regulations on the Regulatory Registry that would:

•	clarify pension surplus rules;

•	implement many of the asset transfer provisions — including the “split pension” provisions — that would apply when organizations providing pension benefits to employees are restructured; and

•	implement provisions that specify the rights and responsibilities of “retired members.”

Additional postings scheduled for later in 2012 include amendments that would:

•	provide a “funding concerns” test for plans not required to fund on a solvency basis; and

•	strengthen funding rules for defined benefit pension plans, including eligibility conditions for “contribution holidays” and accelerated funding of benefit improvements.

2012 Ontario Budget

The Pension Benefits Amendment Act, 2010, provided that, on dates to be proclaimed:

•	future partial plan wind-ups would no longer be permitted;

•	pension benefits would be immediately vested;

•	multi-employer pension plans and jointly sponsored pension plans would be able to elect not to provide grow-in benefits; and

•	effective July 1, 2012, grow-in benefits would be available to all eligible members terminated other than for cause.

To allow plans to make the administrative changes to accommodate these new requirements, the government is announcing its intention to proclaim these provisions effective July 1, 2012.

Financial-Hardship Unlocking

Ontario permits locked-in account owners to withdraw funds in cases of financial hardship. The government has completed its administrative review of the financial-hardship unlocking program announced in the 2011 Budget, and intends to restructure the program to create a simpler, more streamlined process to access locked-in funds.

Consistent with the one-step application procedure for federally regulated locked-in accounts, consent of the regulator would no longer be required to withdraw money for reasons of financial hardship. Instead, applicants would be able to request withdrawals directly from their financial institutions. This change would align financial-hardship unlocking with all other forms of access to locked-in accounts, where applications are made directly to financial institutions.

The government intends to post corresponding draft regulatory amendments to the Regulatory Registry for public consultation. Over the next two years, the government will monitor the new application procedure to evaluate its effectiveness.

Chapter IV: Tax and Pension Systems

Solvency Funding Relief

The government is proposing to extend solvency funding relief to sponsors of private-sector defined benefit pension plans while helping to protect the security of pension benefits.

Sharp declines in long-term interest rates during 2011 have increased the solvency liabilities of many pension plans while volatile global financial markets have limited investment returns. To support jobs and growth in the face of this challenge, temporary solvency relief measures introduced in 2009 would be extended. Additional flexibility would also be provided to sponsors when funding their pension plans.

Extending the 2009 Solvency Relief Regulations

Consistent with the 2009 solvency funding relief, when filing the first actuarial valuation report dated on or after September 30, 2011, a plan administrator would be able to:

•	consolidate existing solvency payment schedules into a new five-year payment schedule; and

•	extend the solvency payment schedule to a maximum of 10 years for a new solvency deficiency determined in the report, subject to the consent of plan beneficiaries.

Additional Flexibility for Employers

As announced by the government in August 2010, regulations that would permit employers to use irrevocable letters of credit from financial institutions to cover up to 15 per cent of pension plans’ solvency liabilities would be put in place this spring. Letters of credit would provide employers with an effective tool for managing financial resources, while ensuring assets are available in the event of employer insolvency.

2012 Ontario Budget

Additional flexibility would also be introduced by permitting solvency and going concern special payments to be amortized beginning one year after a plan valuation date. Consistent with the rules for jointly sponsored pension plans, this provision would reduce cash-flow pressures on employers required to make lump-sum contributions following actuarial valuations.

Chapter V: Borrowing and Debt Management

Highlights

☒	The total funding requirement for 2011–12 has declined by $2.2 billion from the 2011 Budget, primarily due to the lower deficit forecast for 2011–12 and the lower final deficit in 2010–11.

☒	The forecast for long-term public borrowing for 2012–13 is $35.6 billion, down by $3.0 billion from the forecast for 2012–13 in the 2011 Budget.

☒	Interest on debt (IOD) expense in 2011–12 is projected to be $193 million lower than forecast in the 2011 Budget. This reduction in IOD primarily reflects the impact of lower-than-forecast interest rates together with lower deficits for 2010–11 and 2011–12.

☒	Total debt is projected to be $257.5 billion as at March 31, 2012, lower than the forecast of $257.9 billion in the 2011 Budget.

☒	Net debt is projected to be $237.6 billion as at March 31, 2012, down from a forecast of $241.5 billion in the 2011 Budget.

☒	For 2012–13, the impact of a one percentage point change in interest rates would be a change in interest on debt of approximately $467 million for the Province.

2012 Ontario Budget

Chapter V: Borrowing and Debt Management

Long-Term Public Borrowing

Ontario successfully completed its annual borrowing program in 2011–12, despite continuing challenges in global financial markets. Going forward, the Province’s long-term public borrowing for 2012–13 has declined by $3.0 billion since the 2011 Budget.

Strong global investor demand for Canadian-dollar assets, the liquidity of Ontario benchmark bonds and continuing confidence in the Province have allowed Ontario to borrow 81 per cent in the Canadian-dollar market in 2011–12, up from 59 per cent in 2010–11 and well above the target of at least 60 per cent set out in the 2011 Budget.

In 2012–13, the Province plans to borrow at least 70 per cent in the Canadian-dollar market. This is in line with the historical average of issuing approximately three-quarters in that market, but represents a considerable decline in the reliance on foreign markets during the financial crisis. In 2009–10, more than 50 per cent of the Province’s issuance was in international markets.

The weighted-average term to maturity of long-term Provincial debt issued has been extended significantly over the past two years. In 2011–12, it was 13.0 years, slightly longer than 12.8 years for 2010–11, and much longer than 8.1 years for 2009–10. This continuation of the extension of the term to maturity allowed the Province to lock in low interest rates for a longer period, which reduces refinancing risks and helps offset the impact of expected higher interest rates on the Province’s interest on debt (IOD) costs.

2012 Ontario Budget

Canadian-dollar borrowing has been completed primarily through 31 syndicated issues, but has also included floating rate notes and Ontario Savings Bonds.

Chapter V: Borrowing and Debt Management

In 2011–12, 19 per cent ($6.5 billion) was borrowed in international capital markets in three foreign currencies. Bonds issued in foreign currencies were:

•	global bonds and medium-term floating rate notes in U.S. dollars;

•	Euro Medium-Term Notes (EMTNs) in Norwegian kroner; and

•	a Kangaroo bond in Australian dollars.

2012 Ontario Budget

TABLE 5.1	2011–12 Borrowing Program: Province and Ontario Electricity Financial Corporation

($ Billions)

	2011		In-Year
	Budget	Interim	Change
Deficit	16.3	15.3	(1.0)
Investment in Capital Assets	10.9	10.5	(0.4)
Non-Cash Adjustments	(3.6)	(2.9)	0.7
Net Loans/Investments	2.7	1.7	(1.0)
Debt Maturities	13.9	13.7	(0.2)
Debt Redemptions	0.5	0.3	(0.2)

Total Funding Requirement	40.7	38.5	(2.2)
Canada Pension Plan Borrowing	(1.1)	(1.1)	—
Decrease/(Increase) in Short-Term Borrowing	—	0.7	0.7
Increase/(Decrease) in Cash and Cash Equivalents	(4.6)	(6.4)	(1.8)
Debt Buy-Backs	—	3.2	3.2

Total Long-Term Public Borrowing	35.0	34.9	(0.1)

Note: Numbers may not add due to rounding.

In total, the final deficit for 2010–11 and interim deficit for 2011–12 have declined by $3.7 billion from the forecast in the 2011 Budget. Interim net debt for 2011–12 is now forecast at $237.6 billion, down $3.9 billion from the forecast in the 2011 Budget.

IOD expense for 2011–12, at $10,097 million, is $193 million lower than forecast in the 2011 Budget.

The debt buy-backs outlined in the 2011 Ontario Economic Outlook and Fiscal Review will be completed and will reduce long-term public borrowing and refinancing risk by $3.2 billion over the next two fiscal years.

Chapter V: Borrowing and Debt Management

TABLE 5.2	Medium-Term Borrowing Outlook: Province and Ontario Electricity Financial Corporation

($ Billions)

	2012–13	2013–14	2014–15
Deficit	15.2	13.3	10.7
Investment in Capital Assets	10.5	10.5	9.3
Non-Cash Adjustments	(3.8)	(4.0)	(3.6)
Net Loans/Investments	1.1	1.6	0.8
Debt Maturities	17.3	23.7	21.8
Debt Redemptions	0.3	0.3	0.3

Total Funding Requirement	40.5	45.4	39.4
Canada Pension Plan Borrowing	(0.8)	—	—
Decrease/(Increase) in Short-Term Borrowing	(3.0)	(3.0)	—
Increase/(Decrease) in Cash and Cash Equivalents	—	(0.7)	(0.7)
Debt Buy-Backs	(1.2)	(2.0)	—

Total Long-Term Public Borrowing	35.6	39.6	38.7

Note: Numbers may not add due to rounding.

The Province began 2011–12 with higher cash reserves than forecast in the 2011 Budget because of the lower deficit reported in the 2010–11 Public Accounts. This, combined with the lower forecast deficit in 2011–12, allowed the Province to reduce the planned borrowing program in 2012–13 and 2013–14 by a cumulative $5.6 billion, while taking advantage of historically low interest rates and continued demand for Ontario long-term debt in 2011–12.

The 2012–13 total funding requirement is primarily the result of the deficit, investment in capital assets and refinancing of debt maturities. This funding requirement and the borrowing program are lower than forecast in the 2011 Budget, but are slightly higher than in 2011–12 mainly because debt maturities that have to be refinanced rise from $13.7 billion in 2011–12 to $17.3 billion in 2012–13.

To meet the funding requirement, Ontario will continue to be flexible, monitoring Canadian-dollar and international markets, issuing bonds in different terms and currencies, and responding to investor preferences.

2012 Ontario Budget

The government will seek approval from the legislature for borrowing authority to meet the Province’s requirement.

The Province uses derivatives to reduce risk by hedging to minimize foreign exchange and interest costs when borrowing in international markets. This hedging process will become more complex due to the Dodd-Frank bill and Basel III regulations. Initiatives that assist regulators in ensuring the future stability of capital markets are welcome. However, it must be recognized that these initiatives may increase the cost of hedging through substantially higher capital charges and transaction costs. Derivatives trading liquidity will likely decline as well, making it more challenging to hedge the Province’s large global bond issues.

The Volcker Rule, a section of the Dodd-Frank bill, is intended to reduce systemic risk, with its focus on restricting banking entities from engaging in proprietary trading. In its current draft form, the Volcker Rule provides an exemption for proprietary trading in U.S. government bonds but contains no exemption for foreign government bonds. A major concern for Ontario and all other Canadian governments is that, without this exemption being extended to Canadian government bonds, Ontario’s market could see substantially reduced liquidity. This could increase the future cost of borrowing and hedging. Ontario, the federal government, the Bank of Canada and other provinces have expressed their concerns to the relevant U.S. regulatory bodies, but the outcome is uncertain at this time.

Chapter V: Borrowing and Debt Management

Debt

Total debt, which represents all borrowing without offsetting financial assets, is projected to be $257.5 billion as at March 31, 2012, compared to $236.6 billion as at March 31, 2011, and a forecast of $257.9 billion in the 2011 Budget.

Ontario’s net debt is the difference between total liabilities and total financial assets. Ontario’s net debt is projected to be $237.6 billion as at March 31, 2012 (March 31, 2011, $214.5 billion). This projection for March 31, 2012 is $3.9 billion below the forecast of $241.5 billion in the 2011 Budget. It includes the broader public sector’s (BPS) net debt of $14.8 billion (March 31, 2011, $13.6 billion).

2012 Ontario Budget

Residual Stranded Debt Update

Interim 2011–12 results for the Ontario Electricity Financial Corporation (OEFC) show a projected excess of revenue over expense of about $1.2 billion, reducing the corporation’s unfunded liability from $13.4 billion as at March 31, 2011 to $12.3 billion as at March 31, 2012. Projected 2012–13 OEFC results are an excess of revenue over expense of about $0.9 billion, which would reduce the unfunded liability to $11.4 billion as at March 31, 2013.

In accordance with a regulation proposed to be made under the Electricity Act, 1998, residual stranded debt is estimated to be $5.8 billion as at March 31, 2011. This is a decrease of about $6.1 billion from an estimated peak of residual stranded debt of $11.9 billion as at March 31, 2004. Based on interim actual results for 2011–12, and projected future dedicated revenues to OEFC, the residual stranded debt is estimated to be $4.5 billion as at March 31, 2012. Residual stranded debt is estimated to further decline to $3.6 billion as at March 31, 2013.

Chapter V: Borrowing and Debt Management

2012 Ontario Budget

Total Debt Composition

Total debt consists of bonds issued in the public capital markets, non-public debt, treasury bills and U.S. commercial paper.

Public debt, projected to March 31, 2012, totals $242.5 billion, primarily consisting of bonds issued in the domestic and international public markets in 11 currencies. Ontario also has $15.0 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of debt instruments issued mainly to public-sector pension funds in Ontario and the Canada Pension Plan Investment Board. This debt is not marketable and cannot be traded.

Chapter V: Borrowing and Debt Management

Debt-to-GDP Ratios

The Province’s net debt-to-GDP ratio is forecast to be 37.2 per cent at the end of fiscal 2011–12, below the forecast of 37.6 per cent projected in the 2011 Budget. This ratio is expected to peak at 41.6 per cent in 2014–15, higher than the 40.6 per cent projected in the 2011 Budget and the 41.3 per cent in the 2011 Ontario Economic Outlook and Fiscal Review, but lower than the 41.8 per cent projected in the 2010 Budget. While net debt is forecast to be lower in the peak year of 2014–15 than projected in the 2011 Budget, the increase in this ratio above the 2011 Budget results from a lower nominal GDP forecast.

2012 Ontario Budget

Chapter V: Borrowing and Debt Management

Cost of Debt

The effective interest rate (on a weighted-average basis) on total debt is estimated to be 4.35 per cent as at March 31, 2012 (March 31, 2011, 4.54 per cent). For comparison, as at March 31, 1991, the effective interest rate on total debt was 10.92 per cent.

For 2012–13, the impact of a one percentage point change in interest rates would be a change in IOD of approximately $467 million for the Province.

2012 Ontario Budget

Risk Exposure

The Province limits itself to a maximum net interest rate resetting exposure of 35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. As at February 29, 2012, the net interest rate resetting exposure was 9.6 per cent and foreign exchange exposure was 1.0 per cent. All exposures remained well below policy limits in 2011–12.

Chapter V: Borrowing and Debt Management

2012 Ontario Budget

Consolidated Financial Tables

TABLE 5.3	Net Debt and Accumulated Deficit: Interim 2012

($ Millions)

	2007–08	2008–09	2009–10	2010–11	Interim 2011–12	Plan 2012–13
Debt[1]
Publicly Held Debt
Bonds[2]	134,523	145,488	175,899	200,074	223,701	243,930
Treasury Bills	5,092	9,044	13,914	14,925	12,140	15,136
U.S. Commercial Paper[2]	644	2,006	3,087	3,242	4,336	4,336
Infrastructure Ontario (IO)[3]	1,632	1,695	1,920	1,989	1,985	1,985
Other	—	68	296	353	347	341

	141,891	158,301	195,116	220,583	242,509	265,728

Non-Public Debt
Canada Pension Plan Investment Fund	10,233	10,233	10,233	10,233	10,233	10,233
Ontario Teachers’ Pension Fund	4,466	3,001	1,765	1,205	625	0
Public Service Pension Fund	2,260	1,991	1,713	1,403	1,048	656
Ontario Public Service Employees’ Union Pension Fund (OPSEU)	1,074	946	814	667	497	311
Canada Mortgage and Housing Corporation	863	811	755	696	635	570
Other[4]	1,430	1,632	1,726	1,842	1,927	1,665

	20,326	18,614	17,006	16,046	14,965	13,435

Total Debt	162,217	176,915	212,122	236,629	257,474	279,163

Chapter V: Borrowing and Debt Management

TABLE 5.3	Net Debt and Accumulated Deficit: Interim 2012 (cont’d)

($ Millions)

	2007–08	2008–09	2009–10	2010–11	Interim 2011–12	Plan 2012–13
Total Debt	162,217	176,915	212,122	236,629	257,474	279,163

Cash and Temporary Investments	(8,144)	(11,878)	(17,102)	(22,416)	(19,167)	(17,967)

Total Debt Net of Cash and Temporary Investments	154,073	165,037	195,020	214,213	238,307	261,196
Other Net (Assets)/Liabilities[5]	(9,697)	(8,948)	(15,598)	(13,261)	(15,542)	(15,423)
Broader Public Sector (BPS) Net Debt	12,240	13,496	14,167	13,559	14,818	14,638

Net Debt	156,616	169,585	193,589	214,511	237,583	260,411

Non-Financial Assets[6]	(50,999)	(56,347)	(62,632)	(69,938)	(77,727)	(85,402)

Accumulated Deficit	105,617	113,238	130,957	144,573	159,856	175,009

[1]	Includes debt issued by the Province and Government Organizations, including OEFC.
[2]	All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
[3]

Infrastructure Ontario’s (IO) interim 2011–12 debt is composed of Infrastructure Renewal Bonds ($1,250 million) and short-term commercial paper ($735 million). IO’s debt is not guaranteed by the Province.

[4]	Other non-public debt includes Ontario Immigrant Investor Corporation and indirect debt of school boards.
[5]

Other Net (Assets)/Liabilities include accounts receivable, loans receivable, investments in government business enterprises, other assets, accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.

[6]	Non-financial assets include the tangible capital assets of the Province and broader public sector.

Source: Ontario Ministry of Finance.

2012 Ontario Budget

TABLE 5.4	Medium-Term Outlook: Net Debt and Accumulated Deficit

($ Billions)

	2013–14	2014–15
Total Debt	297.5	314.1

Cash and Temporary Investments	(15.3)	(14.6)

Total Debt Net of Cash and Temporary Investments	282.3	299.6
Other Net (Assets)/Liabilities	(16.0)	(15.9)
Broader Public Sector (BPS) Net Debt	14.8	13.6

Net Debt	281.0	297.3

Non-Financial Assets	(92.7)	(98.2)

Accumulated Deficit	188.3	199.1

Note: Numbers may not add due to rounding.

Chapter V: Borrowing and Debt Management

TABLE 5.5	Debt Maturity Schedule: Interim 2012

($ Millions)

Currency
	Canadian Dollar	U.S. Dollar	Japanese Yen	Euro	Other Currencies[1]	Interim 2011–12 Total	2010–11 Total
Fiscal Year Payable
Year 1	20,303	13,786	—	—	550	34,639	31,399
Year 2	14,856	5,004	184	2,354	1,621	24,019	17,314
Year 3	11,749	9,060	66	—	774	21,649	24,440
Year 4	8,442	5,334	1,260	—	1,798	16,834	21,582
Year 5	11,154	7,154	0	—	502	18,810	16,397
1–5 years	66,504	40,338	1,510	2,354	5,245	115,951	111,132
6–10 years	37,302	6,434	562	6,699	2,026	53,023	46,384
11–15 years	17,033	—	—	—	—	17,033	13,571
16–20 years	14,200	—	—	—	—	14,200	12,749
21–25 years	17,139	—	—	—	—	17,139	17,577
26–45 years[2]	40,128	—	—	—	—	40,128	35,216

Total[3]	192,306	46,772	2,072	9,053	7,271	257,474	236,629

Debt Issued for Provincial Purposes	169,161	44,348	2,072	8,874	6,084	230,539	209,443

OEFC Debt	23,145	2,424	—	179	1,187	26,935	27,186

Total	192,306	46,772	2,072	9,053	7,271	257,474	236,629

[1]	Other currencies include Australian dollar, New Zealand dollar, Norwegian kroner, U.K. pound sterling, Swiss franc, Hong Kong dollar and South African rand.
[2]	The longest term to maturity is to June 2, 2054.
[3]

Total foreign currency denominated debt as at March 31, 2012, is projected to be $65.3 billion (2011, $61.6 billion). Of that, $62.7 billion or 96.2 per cent (2011, $59.4 billion or 96.4 per cent) was fully hedged to Canadian dollars.

2012 Ontario Budget

TABLE 5.6	Derivative Portfolio Notional Value: Interim 2012

($ Millions)

Maturity in Fiscal Year	2012–13	2013–14	2014–15	2015–16	2016–17	6–10 Years	Over 10 Years	Interim 2011–12 Total	2010–11 Total
Swaps:
Interest rate[1]	18,528	10,796	24,092	13,332	17,681	21,713	6,956	113,098	103,164
Cross currency	12,066	10,623	9,645	7,632	7,567	18,867	—	66,400	62,960
Forward foreign exchange contracts	9,942	—	—	—	—	—	—	9,942	9,558
Swaptions[2]	—	100	150	—	500	—	—	750	993

Total	40,536	21,519	33,887	20,964	25,748	40,580	6,956	190,190	176,675

[1]	Includes $2.9 billion (2010, $2.5 billion) of interest rate swaps related to loans receivable held by consolidated entity.
[2]	An interest rate swap option contract.

The table above presents the maturity schedule of the Province’s derivatives by type, interim as at March 31, 2012, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps. Swaps allow the Province to offset existing obligations, converting them into obligations with more desirable characteristics.